Gen™

2025
Annual
Report



FY25 Snapshot
Cyber Safety Metrics

Non-GAAP Metrics*

$3.9B+ Revenue
Mid-single digit annual growth

58% Op Margin*
Record efficiency

$2.22 EPS*
Double-digit annual growth

$4.0B
Total Bookings

40M+
Direct Customers

3.2x
Net Leverage

$7.26
Direct Monthly ARPU

25+
Product & Company Awards & Recognition

78%
Direct Retention

65M+
Total Paid Customers

Today, five billion people use the internet. Digital life is life.

People bank, shop, learn and connect digitally from anywhere. They use AI-powered voice assistants in homes and cars to navigate their lives. And send money to friends and businesses with digital wallets. That's the freedom digital life enables. Yet these same technology advancements can be used by scammers to create more sophisticated and pervasive threats to consumers than ever before.

At Gen, everything we do is with the purpose to power Digital Freedom through our family of trusted consumer brands. Our portfolio helps nearly 500 million users in more than 150 countries confidently grow, manage, and protect their digital and financial lives. From cybersecurity and online privacy to identity protection and financial empowerment, our products and services are designed to meet the real-world needs of today's digital generation. Through a foundation of trust and innovation, our brands deliver the protection and confidence people need to thrive in a digital-first world.

    

Note: EBITDA, operating margin, and EPS are presented in the letter are non-GAAP.
Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

FY25 shareholder letter



Vincent Pilette
Gen CEO

Dear Investors,

Fiscal Year 2025 was a pivotal year for Gen. Our strong financial results demonstrate the significant progress we've made in driving accelerating and profitable growth. And we're doing that all while continuing our investments to deliver further innovation to offer the best Cyber Safety and Trust-Based Solutions to our customers.

We finished the year with record-breaking financial results. Total revenue grew to over $3.9 billion, up 4% year-over-year, our 6th consecutive year of growth. This growth was broad-based, spanning our Cyber Safety offerings, with particularly strong momentum in our privacy and identity theft protection solutions. We also achieved a record annual non-GAAP operating margin of 58.4%, reflecting ongoing cost discipline and operational efficiency. This resulted in record non-GAAP EPS of $2.22, a 15% increase year-over-year, and at the high end of our long-term target of generating 12% to 15% non-GAAP EPS growth.

Our business continues to generate a tremendous amount of cash flow with unlevered free cash flow approaching $2 billion. This enables us to continue to opportunistically repurchase stock, fund our quarterly dividend and further reduce our debt, finishing FY25 at a net leverage ratio of approximately 3.2 times EBITDA.

But FY25 was about more than just posting strong financial results. It was a breakthrough year in delivering on the strategic growth levers we shared at our 2023 Investor Day: growing our direct customer base, expanding cross-sell and up-sell activities, improving retention, accelerating partner revenue, and expanding into new trust-based adjacencies such as financial wellness. These strategic pillars are driving broad-based growth across our regions, brands, and product portfolio — and better positioning us to achieve our long-term financial goals.

We ended the year with over **65 million paid customers**, including more than **40 million direct customers**, an increase of 1.3 million year-over-year. Our cross-sell activities into the Norton base reached 25% penetration, up from 5% just three years ago. Additionally, approximately 45% of our direct customer base now subscribes to our comprehensive Cyber Safety memberships, showcasing the value and depth of these integrated offerings that we pioneered. Our direct customer retention remained strong at 78%, supported



CYBER SAFETY PLATFORM

Deliver **technology solutions** and **superior threat protection** to help people navigate the digital world, **securely**, **privately** and with **confidence**

TRUST-BASED SOLUTIONS

Provide **innovative solutions** and **insights** that empower consumers to **manage their identity, reputation and finances** confidently to achieve freedom

     

Note: EBITDA, operating margin, and EPS are presented in the letter are non-GAAP. Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

by gains across our customer cohorts, like in our mobile cohort, and driven in part by our recently introduced Gen Stack with its AI-driven personalization and enhanced in-product messaging capabilities.

The threat landscape remained active and dynamic in FY25. The continued rise of AI-powered threats, like deepfake scams, voice and video cloning, and hyper-personalized phishing, underscored the urgent need for smarter, real-time protection. We met that challenge with innovation, accelerating the development of AI-driven defenses to stay one step ahead of cyber criminals and bad actors.

A highlight was our launch of **Genie Scam Protection**, an expansion of our Norton Genie AI assistant into our Norton 360 membership suite. Genie Scam Protection and Genie Scam Protection Pro proactively detects and defends against deceptive communications across multiple channels including email, text, browsing and even voice calls. Genie also educates people in real time, empowering them with the knowledge and insight to avoid scams before they happen. It's more than a product — it's a personal AI-powered Cyber Safety companion that we are extending across our product portfolio.

This year we also introduced our new Norton VPN lineup, an all-in-one VPN combining speed and reliability with advanced security, privacy and identity features. Today, people need more from their VPN. They need help protecting themselves and their families from an ever-increasing spectrum of modern threats and with these new products we're able to give people a higher level of comprehensive protection from their VPN.

Our **identity protection solutions** have never been more essential. LifeLock's high ratings across Trustpilot and the leading app stores further affirm the trust consumers place in us every day. 75% of Americans have had their Social Security Number exposed due to recent data breaches such as the National Public Database breach. This has fueled further demand for our identity solutions and served as an important reminder for the need for world class identity theft protection. We also launched Avast

Secure Identity in 15 new countries, which helps consumers keep their identity safe from escalating scams and identity theft risks.

FY25 also marked our acceleration into **trust-based solutions**, beginning with an organic effort to offer more financial insights to LifeLock customers — and culminating with our acquisition of **MoneyLion**. This transaction expands our Cyber Safety mission, more than doubles our total addressable market, and enables Gen to offer comprehensive and integrated financial tools, guidance, and personalized financial wellness solutions to our combined customer base. We are already embedding MoneyLion's banking and marketplace capabilities into our Norton and LifeLock products, with new features scheduled to launch in FY26.

To support our ambitions, we are now operating in two distinct but synergistic business segments. Our **Cyber Safety Platform** includes our award-winning Security and Privacy solutions. Our **Trust-Based Solutions** encompass Identity and Financial Wellness offerings, and we will aim to empower consumers to manage their digital identities and financial wealth.

> Gen is transforming into a platform that goes beyond safety — one that enables consumers to confidently live, work, and thrive financially in an increasingly digital world.

We are proud of all that we have accomplished in FY25. To our entire Gen Team, thank you for your hard work this year and for your passion, innovation and commitment to our mission to help our customers grow, manage and secure their digital and financial lives. To our shareholders, thank you for your continued support and engagement.

Gen is transforming into a platform that goes beyond safety — one that enables consumers to confidently live, work, and thrive financially in the digital world. We believe our accelerating growth and operating discipline will continue to fuel robust profitability and healthy free cash flow generation to continue to support disciplined investments in growth and innovation, as well as share repurchases, and further deleveraging. And all of this is with the goal of delivering sustainable, long-term customer and shareholder value.

We're looking forward to building on this momentum in the years ahead.

Vincent, Natalie, and the Gen team

Forward-Looking Statements

This letter contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws. In some cases, you can identify these forward-looking statements by the use of terms such as "expect," "will," "continue," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to: our growth strategies and transformation, our financial targets, statements relating to consumers and customers and market trends and any other statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are subject to known and unknown risks, uncertain ties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this supplemental information. Such risk factors include, but are not limited to, those related to: the consummation of or anticipated impacts of acquisitions, divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; difficulties in executing the operating model for the consumer Cyber Safety business; lower than anticipated returns from our investments in direct customer acquisition; difficulties in retaining our existing customers and converting existing non-paying customers to paying customers; difficulties and delays in reducing run rate expenses and monetizing underutilized assets; the successful development of new products and upgrades and the degree to which these new products and upgrades gain market acceptance; our ability to maintain our customer and partner relationships; the anticipated growth of certain market segments; fluctuations and volatility in our stock price; our ability to successfully execute strategic plans; the vulnerability of our solutions, systems, websites and data to intentional disruption by third parties; changes to existing accounting pronouncements or taxation rules or practices; and general business and macroeconomic conditions in the U.S. and worldwide, including economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates or tax rates and conflicts including Russia's invasion of Ukraine. Additional information concerning these and other risk factors is contained in the Risk Factors sections of our most recent reports on Form 10-K and Form 10-Q. We assume no obligation, and do not intend, to update these forward-looking statements as a result of future events or developments.

Use of Non-GAAP Financial Information

This letter includes the non-GAAP measures of EBITDA, operating margin, and earnings per share, which are adjusted from results based on GAAP and exclude certain expenses, gains and losses. We also provide the non-GAAP metrics of Consumer revenues, constant currency revenues and free cash flow, which is defined as cash flows from operating activities less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user's understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing Gen's performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. No reconciliation of the longer-term non-GAAP EPS growth target is included in this letter because most non-GAAP adjustments pertain to events that have not yet occurred. It would be unreasonably burdensome to forecast, therefore we are unable to provide an accurate estimate.

Note: EBITDA, operating margin, EPS, and unlevered free cash flow metrics presented in the letter are non-GAAP. Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

GEN DIGITAL INC.
Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2] [3] [4] [5] [6]
(Unaudited, in millions, except per share amounts)

	Year Ended	
	March 28, 2025	March 29, 2024
Operating income (loss)	$ 1,610	$ 1,110
Stock-based compensation	134	138
Amortization of intangible assets	401	462
Impairment of intangible assets	3	—
Restructuring and other costs	7	57
Acquisition and integration costs	11	24
Litigation costs	65	418
Legal contract dispute cost	66	—
Other	1	—
Operating income (loss) (Non-GAAP)	$ 2,298	$ 2,209
Operating margin	40.9 %	29.2 %
Operating margin (Non-GAAP)	58.4 %	58.1 %
Operating cash flow	$ 1,221	$ 2,064
Purchases of property and equipment	(15)	(20)
Free cash flow (Non-GAAP)	$ 1,206	$ 2,044
Net income (loss)	$ 643	$ 607
Adjustments to net income (loss)		
Stock-based compensation	134	138
Amortization of intangible assets	401	462
Impairment of intangible assets	3	—
Restructuring and other costs	7	57
Acquisition and integration costs	11	24
Litigation costs	65	418
Legal contract dispute cost	66	—
Other	6	—
Non-cash interest expense	26	27
Loss (gain) on equity investments	30	40
Loss (gain) on sale of properties	—	(9)
Total adjustments to GAAP income (loss) before income taxes	749	1,157
Adjustment to GAAP provision for income taxes	(5)	(512)
Total adjustment to income (loss), net of taxes	744	645
Net income (loss) (Non-GAAP)	$ 1,387	$ 1,252

(1) This presentation includes non-GAAP measures. Non-GAAP financial measures are supplemental and should not be considered a substitute for financial information presented in accordance with GAAP. For a detailed explanation of these non-GAAP measures, see Appendix A.

(2) Amounts may not add due to rounding.

(3) During the first quarter of fiscal year 2025, we identified and made a revision to our historical practice of when we recognize revenue from certain customers. We concluded that the impact of the revision was an immaterial correction to prior-period financial statements. However, for comparative purposes we have corrected for this in prior periods reported above.

(4) Other non-operating expense, net is equal to total non-operating expense, net excluding net interest expense and other minor reconciling items.

(5) Net leverage ratio is calculated as total outstanding debt less cash and cash equivalents divided by Reported EBITDA (Non-GAAP).

(6) Refer to Appendix A in our Q4 FY25 Earnings Press for definitions and explanations of our Non-GAAP measures and other items.

GEN DIGITAL INC.
Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2] [3] (continued)
(Unaudited, in millions, except per share amounts)

	Year Ended	
	March 28, 2025	March 29, 2024
Diluted net income (loss) per share	$ 1.03	$ 0.95
Adjustments to diluted net income (loss) per share:		
Stock-based compensation	0.21	0.21
Amortization of intangible assets	0.64	0.72
Impairment of intangible assets	0.00	—
Restructuring and other costs	0.01	0.09
Acquisition and integration costs	0.02	0.04
Litigation costs	0.10	0.65
Legal contract dispute cost	0.11	—
Other	0.01	—
Non-cash interest expense	0.04	0.04
Loss (gain) on equity investments	0.05	0.06
Loss (gain) on sale of properties	—	(0.01)
Total adjustments to GAAP income (loss) before income taxes	1.20	1.80
Adjustment to GAAP provision for income taxes	(0.01)	(0.80)
Total adjustment to income (loss), net of taxes	1.19	1.00
Diluted net income (loss) per share (Non-GAAP)	$ 2.22	$ 1.95
Diluted weighted-average shares outstanding	624	642
Diluted weighted-average shares outstanding (Non-GAAP)	624	642

(1) This presentation includes non-GAAP measures. Non-GAAP financial measures are supplemental and should not be considered a substitute for financial information presented in accordance with GAAP. For a detailed explanation of these non-GAAP measures, see Appendix A.

(2) Amounts may not add due to rounding.

(3) During the first quarter of fiscal year 2025, we identified and made a revision to our historical practice of when we recognize revenue from certain customers. We concluded that the impact of the revision was an immaterial correction to prior-period financial statements. However, for comparative purposes, we have corrected for this in prior periods reported above.

(4) Other non-operating expense, net is equal to total non-operating expense, net excluding net interest expense and other minor reconciling items.

(5) Net leverage ratio is calculated as total outstanding debt less cash and cash equivalents divided by Reported EBITDA (Non-GAAP).

(6) Refer to Appendix A in our Q4 FY25 Earnings Press for definitions and explanations of our Non-GAAP measures and other items.

GEN DIGITAL INC.
Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2] [3] (continued)
(Unaudited, in millions, except per share amounts)

	Year Ended
	March 28, 2025
Net income (loss)	$ 643
Net interest expense	550
Income tax expense (benefit)	386
Depreciation and amortization	419
EBITDA (Non-GAAP)	$ 1,998
Adjustments to EBITDA (Non-GAAP):	
Stock-based compensation	134
Restructuring and other costs	7
Impairment of intangible assets	3
Acquisition and integration costs	11
Litigation costs	65
Legal contract dispute cost	66
Loss (gain) on equity investments	30
Gain on sale of properties	—
Impairment of long-lived assets	4
Other cost of revenues and operating expenses	1
Other non-operating expense (income), net [4]	(3)
Reported EBITDA (Non-GAAP)	$ 2,316
Outstanding debt balance as of March 28, 2025	$ 8,355
Cash and cash equivalents as of March 28, 2025	1,066
Net debt as of March 28, 2025	$ 7,289
Net leverage ratio [5]	3.2

(1) This presentation includes non-GAAP measures. Non-GAAP financial measures are supplemental and should not be considered a substitute for financial information presented in accordance with GAAP. For a detailed explanation of these non-GAAP measures, see Appendix A.

(2) Amounts may not add due to rounding.

(3) During the first quarter of fiscal year 2025, we identified and made a revision to our historical practice of when we recognize revenue from certain customers. We concluded that the impact of the revision was an immaterial correction to prior-period financial statements. However, for comparative purposes, we have corrected for this in prior periods reported above.

(4) Other non-operating expense, net is equal to total non-operating expense, net excluding net interest expense and other minor reconciling items.

(5) Net leverage ratio is calculated as total outstanding debt less cash and cash equivalents divided by Reported EBITDA (Non-GAAP).

(6) Refer to Appendix A in our Q4 FY25 Earnings Press for definitions and explanations of our Non-GAAP measures and other items.

GEN DIGITAL INC.
Constant Currency Adjusted Revenues and Cyber Safety Metrics [1] [2] [3] [4]
(Unaudited, in millions, except per user data and percentages)

Constant Currency Adjusted Revenues (Non-GAAP)

	Year Ended		
	March 28, 2025	March 29, 2024	Variance in %
Revenues	$ 3,935	$ 3,800	4 %
Exclude foreign exchange impact [2]	11	—	
Constant currency adjusted revenues (Non-GAAP)	$ 3,946	$ 3,800	4 %

Cyber Safety Metrics

	Year Ended	
	March 28, 2025	March 29, 2024
Direct customer revenues	$ 3,456	$ 3,341
Partner revenues	$ 429	$ 396
Total Cyber Safety revenues	$ 3,885	$ 3,737
Legacy revenues [3]	$ 50	$ 63
Direct customer count (at quarter end)	40.4	39.1
Direct average revenue per user (ARPU)	$ 7.26	$ 7.22
Retention rate	78 %	77 %

---

(1) During the first quarter of fiscal year 2025, we identified and made a revision to our historical practice of when we recognize revenue from certain customers. We concluded that the impact of the revision was an immaterial correction to prior period financial statements. However, for comparative purposes we have corrected for this in prior periods reported above.

(2) Calculated using year ago foreign exchange rates.

(3) Legacy revenues includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

(4) Refer to Appendix A in our Q4 FY25 Earnings Press for definitions and explanations of our Non-GAAP measures and other items.

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60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281

Notice of 2025 Annual Meeting of Stockholders

		
Date and Time	**Location**	**Record Date**
Tuesday, September 9, 2025 at 9:00 a.m. Pacific Time	Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2025	Only stockholders of record as of the close of business on July 14, 2025 are entitled to notice of, and vote at, the Annual Meeting or any postponement or adjournment thereof.

Dear Stockholder:

You are cordially invited to attend our 2025 Annual Meeting of Stockholders (the Annual Meeting) of Gen Digital Inc. (the Company, Gen, we or us) which will be held at 9:00 a.m. (Pacific Time) on Tuesday, September 9, 2025. This year's meeting will again be completely virtual and conducted via live webcast, which will provide stockholders with substantially the same meeting participation rights and opportunities they would have at an in-person meeting. You will be able to attend the Annual Meeting online and submit your questions prior to or during the meeting by visiting *www.virtualshareholdermeeting.com/GEN2025*. You will also be able to vote your shares electronically at the Annual Meeting. We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format will allow us to communicate effectively with you via a pre-meeting forum that you can enter by visiting *www.virtualshareholdermeeting.com/GEN2025* to submit questions in advance of the Annual Meeting.

For your convenience, we are also pleased to offer a re-playable webcast of the Annual Meeting at *investor.gendigital.com*. We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the nine nominees named in the proxy statement to Gen's Board of Directors;

2. To ratify the appointment of KPMG LLP as Gen's independent registered public accounting firm for the 2026 fiscal year;

3. To hold an advisory vote to approve executive compensation; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are furnishing proxy materials to our stockholders primarily via the internet to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. On or about July 28, 2025, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery), a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report, and how to vote through the internet or by telephone.

Only stockholders of record as of the close of business on July 14, 2025 are entitled to notice of, and can vote at, the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at IR@gendigital.com.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or in the proxy card you received in the mail. If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your broker, bank or other nominee on how to submit voting instructions. You may revoke your proxy at any time before it is voted. Please refer to the "2025 Annual Meeting of Stockholders Meeting Information" section of the proxy statement for additional information.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Bryan Ko
BRYAN KO
Chief Legal Officer and Secretary

Tempe, Arizona
July 28, 2025

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 9, 2025: The proxy statement and Gen's Form 10-K for the 2025 fiscal year are available at https://investor.gendigital.com/financials/annual-reports/

Table Of Contents

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Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2025 Annual Meeting of Stockholders Information



Date and Time:

Tuesday, September 9, 2025
at 9:00 a.m. Pacific Time

Location:

Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2025

Record Date:

July 14, 2025

Admission:

To participate in the Annual Meeting, visit *www.virtualshareholdermeeting.com/GEN2025*. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in an account with a brokerage firm, bank or other nominee, then you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote your shares at the Annual Meeting.

Voting Matters

Proposals	Board Recommendation	Page Number for Additional Information
1. Election of Directors	✓ **FOR**	25
2. Ratification of Independent Registered Public Accounting Firm	✓ **FOR**	35
3. Advisory Vote to Approve Executive Compensation	✓ **FOR**	37

Our Director Nominees

	Age	Director Since	Independent	Diversity	Committee Memberships*			Other Public Boards**
					AC	CC	NGC	
Susan P. Barsamian* Director	66	2019	✓	WD		⌢	C	2
Pavel Baudis Director	65	2022	✓					0
Eric K. Brandt Director	63	2020	✓		C		⌢	3
John C. Chrystal Director	67	2025	✓		⌢			1
Nora M. Denzel Director	62	2019	✓	W		C		2
Emily Heath Director	51	2021	✓	WD	⌢	⌢		0
Vincent Pilette* Chief Executive Officer and President	53	2019						0
Sherrese M. Smith Managing Partner, Paul Hastings	53	2021	✓	WD			⌢	1
Ondrej Vlcek Former President of Gen, Director	48	2022						0

⌢ = Member   **C** = Chair

Committees: AC = Audit   CC = Compensation and Leadership Development   NGC = Nominating and Governance

W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

*   Reflects our Board and committee composition following the Annual Meeting. The Technology and Cybersecurity Committee was dissolved in June 2025.

**   Reflects membership on boards of companies publicly traded in the U.S.

*** On July 18, 2025, Susan P. Barsamian was appointed Lead Independent Director and Vincent Pilette was named Chair of the Board.



78% Independent	**22%** Ethnically Diverse	**44%** Gender Diverse	**44%** Diverse Directors	**~4.1** Years Average Director Tenure	**6** New Directors since 2020

Sound Corporate Governance Practices

✓	**Board Committees Consist Entirely of Independent Directors**	
✓	**All Current Directors Attended at least 75% of Meetings Held**	
✓	**Independent Directors Meet Regularly in Executive Session**	
✓	**Director Age Limit of 72**	
✓	**Annual Board and Committee Self-Evaluations**	
✓	**Risk Oversight by Full Board and Committees**	
✓	**Annual Election of All Directors**	
✓	**Director Overboarding Limits**	
✓	**Majority Voting for Directors**	

✓	**Director Resignation Policy**
✓	**Stockholder Ability to Call Special Meetings (15% threshold)**
✓	**Stockholder Ability to Act by Written Consent**
✓	**Proxy Access Subject to Standard Eligibility Requirements**
✓	**Robust Cybersecurity Program**
✓	**Strong Focus on Being a Responsible Business**
✓	**Extensive Stockholder Outreach/Engagement Program**
✓	**No Dual-Class or Multi-Class Stock**

FY25 Executive Compensation at a Glance

In FY25, our Compensation and Leadership Development Committee approved an executive compensation program that was intended to drive long-term value creation for our company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. We continued to value the importance of being a responsible business, given our global customer base, and our Compensation and Leadership Development Committee again incorporated responsible business metrics into our annual incentive plan.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY25 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against responsible business metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative total shareholder return (TSR).
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We reference a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, in line with applicable requirements, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	We do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

Our FY25 compensation philosophy is reflected in the following key elements of executive compensation: (i) base salary, (ii) short-term annual cash incentive awards and (iii) long-term equity incentive awards.

FY25 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	Named executive officer (NEO) base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 50
Executive Annual Incentive Plan	Cash	Annual	100% based on Bookings growth with an operating profit gate. Final payout subject to a responsible business modifier -/+ 10%	Page 50
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY27 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index. 50% of PRUs vest in full at end of FY27 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	Page 53
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 55

Pay for Performance Alignment

In FY25, we delivered another year of profitable growth, as reflected in the table below. We expanded operating margin and EPS as we scaled topline and profitability with operational discipline and a balanced capital allocation approach, returning capital to stockholders and driving stockholder value. Our FY24 cash flow was increased by an $899 million income tax refund related to the filing of our fiscal 2023 tax return.



We also drove strong results with respect to our key performance metrics, as we increased direct customer count, bookings, retention rate, and average revenue per user (ARPU) year-over-year, providing a solid Cyber Safety foundation upon which to transform the company with Trust-Based Solutions. Please note that our FY24 bookings growth reflects the impact of an additional five and a half months of bookings contribution from the Avast plc acquisition, which occurred in September 2022 (Avast Merger).

Since the closing of the Avast Merger, we have increased our direct customer base to over 40 million, overall annual ARPU by over $3, and our overall retention rate by two points. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings and channel distribution.







We believe that the compensation received by our NEOs for FY25 reflects our performance and accomplishments during the past year as well as the rigor of our performance goals. The following table presents a summary of the performance- based components of our FY25 executive compensation program and FY25 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY25 Executive Annual Incentive Plan (EAIP)	100% based on FY25 bookings growth	**101.1%**	**138%**
	FY25 non-GAAP operating income threshold goal, which must be achieved prior to any payout	**104.0%**	**Met**
	Responsible business modifier (applied after determining payout based on FY25 bookings growth metric)	✓	**+7%**
FY25 Performance-based Restricted Stock Units	50% based on 3-year TSR relative to the Nasdaq Composite Index	N/A	N/A
	50% based on average bookings growth and average non-GAAP operating margin >50%	N/A	N/A
FY23 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**68.7% Rank**	**175%**
	50% based on average bookings growth and average non-GAAP operating margin >50%	**11.7%**	**200%**

(1)   Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY25 which were earned following the completion of FY25, except we have included a brief discussion of PRUs granted in previous years under our Value Creation Program.

(2)   Achievement certified by the Compensation and Leadership Development Committee following the end of FY25.

Meeting Information

We provide information about Gen Digital Inc.'s 2025 Annual Meeting of Stockholders (the Annual Meeting), voting and additional information starting on page 94.

Corporate Governance

Gen Digital Inc. (Gen, the Company, we or us) is strongly committed to corporate governance best practices. These practices provide an important framework within which our Board of Directors (the Board) and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters. The Board is responsible for ensuring that Gen is managed in a manner, which serves the interests of its stockholders. Management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Our Nominating and Governance Committee reviews the Corporate Governance Guidelines at least annually and recommends changes to our Board for approval as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers, employees, interns and contractors, as well as third parties acting on behalf of the Company. The Audit Committee is responsible for reviewing the Company's ethics and compliance program, including the Company's commitment to respect human, cultural and legal rights, and meets with the Head of Compliance on a periodic basis to review and discuss the Company's programs.

We have also adopted a code of ethics for our Chief Executive Officer (CEO) and senior financial officers, including our principal financial officer and principal accounting officer. Our Code of Conduct and Financial Code of Ethics are posted on the Investor Relations section of our website located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Any amendments or waivers of our *Code of Conduct* and *Financial Code of Ethics* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Insider Trading, Hedging and Pledging Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us.

Our Insider Trading Policy applies to all of our officers, employees, directors, consultants and contractors worldwide, prohibits such persons, from (i) short-selling Gen securities, (ii) engaging in hedging transactions involving Gen stock-based derivative securities (e.g. buying and/or writing puts and calls, equity swaps, exchange funds, collars, transaction in straddles and the like), (iii) buying or selling publicly traded options, and (iv) holding Gen securities in a margin account or otherwise pledging Gen securities as collateral for a loan; however, holding and exercising options or other derivative securities granted under Gen's stock option or equity incentive plans and holding the contingent value rights acquired in connection with Gen's acquisition of MoneyLion is not prohibited by this policy. Our policy also prohibits pledging Gen stock as collateral for a loan or holding company securities in a margin account. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.

In addition, our Insider Trading Policy prohibits our officers, employees, directors, consultants and contractors worldwide from purchasing or selling Gen securities while in possession of material, nonpublic information and during quarterly and special blackout periods. Our quarterly trading window opens on the second business day following the quarterly earnings announcement and closes on the 10th day of the 3rd month in the quarter. However, Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting prearranged stock trading plans at a time when they are not aware of material nonpublic information about us, and subsequently sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about Gen at the time of the sale.

Additionally, we require certain individuals, including directors, executive officers and designated employees, together with their family members and controlled entities (Pre-Clearance Insiders), to receive pre-clearance prior to engaging in transactions in Gen securities. All Pre-Clearance Insiders are encouraged to trade using only Rule 10b5-1 plans that comply with applicable securities laws but are not required to do so. Our Insider Trading Policy is filed as Exhibit 19.01 to our Annual Report on Form 10-K for FY25, filed with the SEC on May 15, 2025.

Stock Ownership Guidelines

Our Compensation and Leadership Development Committee adopted stock ownership guidelines to better align our non-employee directors' and executive leadership team members' interests with those of our stockholders. Our "Executive Leadership Team Members" consist of the CEO and President, Chief Financial Officer, all other Section 16 officers and each member of the CEO's extended leadership team. Details of our directors' stock ownership guidelines are disclosed under "Director Stock Ownership Guidelines" on page 33, and details of our executive officers' stock ownership guidelines are disclosed under "Key Compensation and Governance Policies — Stock Ownership Guidelines" in the "Compensation Discussion & Analysis" section on page 61. The Compensation and Leadership Development Committee determines the stock ownership guidelines and the Nominating and Governance Committee monitors compliance under such guidelines.

Compensation Recoupment Policy

The SEC and The Nasdaq Stock Market LLC's (Nasdaq) adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. In accordance with these final rules, on October 3, 2023, our Board adopted a new compensation recoupment policy (the Clawback Policy) to reflect these new requirements. In addition to requiring the recovery of compensation in the event of a restatement, our Clawback Policy also allows our Compensation and Leadership Development Committee to recover both time and performance-based cash and equity compensation in the event of a material violation of the Company's Code of Conduct, Financial Code of Ethics or other Gen policy or awareness of or willful blindness to such misconduct. Our Clawback Policy is filed as Exhibit 97.01 to our Annual Report on Form 10-K for FY25, filed with the SEC on May 15, 2025. Please see "Application of Clawback Policy to Correction of Accounting Error in Form 10-K" for information regarding why no recovery was required for a correction that was made to our Form 10-K for FY25.

Stockholder Outreach and Engagement

We are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2025, we completed investor outreach to a majority of our largest stockholders. In these meetings, we discussed matters such as Gen's results, prospects, business model, corporate governance, and executive compensation programs and goal settings and metrics.

Following these meetings, we shared stockholder feedback and trends and developments about corporate governance, responsible business matters, executive compensation and other issues with our Board, our Compensation and Leadership Development Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

Additionally, accountability to our stockholders continues to be an important component of the Company's success. We take accountability seriously and seek feedback through stockholder engagement to understand investor views and preferences.

Following our discussions with investors this year, we determined not to make any changes to our corporate governance practices in FY25. We also determined it to be appropriate for the FY25 compensation program to maintain many of the same elements as our FY24 compensation program, except in the case of our FY25 executive annual incentive plan, in which we eliminated non-GAAP operating income as a weighted metric (this metric continues in the FY25 plan as a threshold gate) and increased the weighting of the bookings growth metric from 50% to 100%. This change was made to help refocus and drive our Executives to deliver on increasing profitable growth, rather than the initiative to realize promised cost synergies related to the Avast Merger in FY24. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Nominating and Governance Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Proxy Access

Our Bylaws contain "proxy access" provisions which permit a stockholder, or a group of up to 50 stockholders, owning continuously for at least three years a number of shares of our common stock that constitutes at least 3% of our outstanding shares of common stock, to nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and their nominee(s) satisfy the requirements specified in the Bylaws. Our Bylaws specifically allow funds under common management to be treated as a single stockholder, and permit share lending with a five-day recall. The Bylaws do not contain any post-meeting holding requirements, do not have any limits on resubmission of failed nominees, and do not contain restrictions on third-party compensation.

Board Leadership Structure

As set forth in our Corporate Governance Guidelines, the NGC is responsible for reviewing and recommending to the Board, annually or upon a vacancy, a director for election as Chair. When the Chair elected is not an independent Director, the independent Directors of the Board will, upon the recommendation of the NGC, appoint a Lead Independent Director. The Lead Independent Director will be appointed for a one-year term and will serve until their successor is duly appointed and qualified, or until their earlier death, removal, or resignation, or until such time as they are no longer an independent Director of the Board. Frank Dangeard served as Chair of the Board until July 18, 2025. Upon his resignation, Vincent Pilette was named Chair and Sue Barsamian was designated as the Lead Independent Director (LID).

The Board has historically separated the roles of CEO and Chair, but given the Company's recent transformation with the acquisition of MoneyLion and Mr. Dangeard's departure, the Board decided it was in the best interest of the Company to combine the CEO and Chair roles. In connection with Mr. Pilette and Ms. Barsamian's appointments, the Gen Board, at the recommendation of the NGC, amended Gen's Corporate Governance Guidelines, in order to increase the robustness of the duties and responsibilities associated with the Lead Independent Director position to help to ensure the exercise of independent judgment by the Board. Gen's Corporate Governance Guidelines were also amended to provide the Board with the necessary flexibility to determine the appropriate leadership structure for the Company based on its evolving needs and what it determines to be in the best interests of its stockholders.

The duties of the Lead Independent Director, Chair of the Board and CEO are set forth in the table below:

Duties of the Lead independent Director	Duties of the non-independent Chair of the Board	Duties of the CEO
• Preside over and manage all meetings of the Board at which the Chair is not present	• Presides over and manage meetings of the full Board	• Sets strategic direction for Gen
• Lead executive sessions of independent directors and facilitate discussion and open dialogue among the independent directors	• Support a strong Board culture and facilitate communication among the LID, Board as a whole, Board committees and senior management	• Creates and implements Gen's vision and mission
• Serve as liaison between independent directors and Chair and, where appropriate, management	• Propose to the LID for approval the scheduling of Board meetings and the agenda and materials for each meeting	• Leads the affairs of Gen, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees
• Approve the scheduling of Board meetings, and the corresponding agendas and materials	• Represent the Board at annual meetings of stockholders and be available, when appropriate for consultations with stockholders	
• Approve and coordinate retention of advisors and consultants to the Board		
• Work with Chair to facilitate timely and appropriate information flow to the Board and provide Chair with feedback and counsel for Chair's		

Duties of the Lead independent Director	Duties of the non-independent Chair of the Board	Duties of the CEO
interactions with the Board • Represent the Board at annual meetings of stockholders and be primary point of contact between the Board and stockholders		

Board Independence

It is the policy of the Board and Nasdaq rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. Currently, each member of our Board, other than our current CEO and President and our former President, is an independent director, and all standing committees of the Board are composed entirely of independent directors. The Nasdaq independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in certain types of transactions with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, the directors reviewed and discussed information provided by the directors and Gen with regard to each director's business and other activities as they may relate to Gen and our management, including the transactions referenced below in "Certain Related Person Transactions." In particular, in making an independence determination in the case of Mr. Baudis, the Board considered his directorship and minority ownership stake in Starship Enterprises, a.s., a Czech joint stock company (Starship), which leases a portion of an office building in Prague, Czech Republic to Gen. The Board determined that the transaction with Starship was undertaken in the ordinary course of business and on comparable lease terms that would be available from an unrelated third party, and that Mr. Baudis does not have any direct involvement in our business relationship with Starship.

Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors, director nominees and former directors who served in fiscal 2025 are independent: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, and Sherrese M. Smith. For FY26, John Chrystal will be considered an independent director.

Change in Director Occupation

Our Corporate Governance Guidelines include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Director Overboarding Limits

As set forth in our Corporate Governance Guidelines, it is the policy of the Board that given the demands of the duties undertaken by directors, directors should limit their participation to no more than five public company boards (including our Board) in order to ensure sufficient attention and availability to Gen's business. In addition, a director who is currently serving as an executive officer of a publicly traded company may serve on no more than two public company boards (excluding our Board). However, the Board recognizes that the demands of such participation may vary substantially and may deem an exception appropriate so long as the director maintains sufficient attention and availability to fulfill the director's duties to Gen and complies with Gen's conflict of interest policies.

Board and Committee Effectiveness and Evaluations

Board Effectiveness

It is important to Gen that our Board and its committees are performing effectively and in the best interests of Gen and its stockholders. The Nominating and Governance Committee reviews the size, composition and needs of the Board with established criteria to ensure the Board has the appropriate skills and expertise to effectively perform its duties and responsibilities.

Board Onboarding and Education

When new directors join our Board, they participate in an onboarding program to learn about our industry, business, strategies, and policies. The onboarding program includes meetings with senior executives and other functional and operational leaders to discuss our business, strategy and operations, and our corporate functions, such as finance, technology, information systems and legal.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the responsible business landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events. These interactions, along with meetings with leaders below the CEO Executive Leadership Team Member level throughout the year, provide directors additional visibility to provide oversight of the Company's culture, strategies, and operations.

Board Evaluations

The Nominating and Governance Committee evaluates the Board's and its committees' operations and performance annually. Each year, the Nominating and Governance Committee, in consultation with our independent Board Chair or Lead Independent Director, as applicable, reviews and determines the design, scope, content, and execution of the evaluation process. We conduct board evaluations, including quantitative and qualitative assessments, which are regularly conducted by an outside third party. The Nominating and Governance Committee recommends changes for approval by the full Board as appropriate.

Board Size

The Nominating and Governance Committee considers the size of our Board at least annually to ensure that the current number of members most effectively support the Company, and recommends changes to the Board as appropriate. The Company's Bylaws provide that the number of members of the Board is determined by the Board.

Our Board currently consists of nine members. Based on the assessment of the Nominating and Governance Committee, the Board expects to remain approximately the same size as of the Annual Meeting.

Board Succession Planning and Refreshment

Our Nominating and Corporate Governance Committee plays an important role in Board succession planning. The Nominating and Corporate Governance Committee considers the critical needs of the Company regularly, and is responsible for establishing the criteria and determining the desired qualifications, expertise, and characteristics of the Board, with the goal of developing a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills on the Board. The Nominating and Corporate Governance Committee is also responsible for evaluating and making recommendations to the Board regarding the structure and operations, size, and composition of the Board committees, committee member qualifications, committee member appointment and removal, and committee reporting to the Board.

In addition to the role of the Nominating and Governance Committee, we have a policy related to director retirement and age limits established in our Corporate Governance Guidelines. In the event that a Director reaches the age of

72 during his or her term of service, at the end of such term, the Board, in consultation with the Nominating and Governance Committee, will normally not re-nominate the Director for election at the next annual meeting, unless the Board, with the recommendation of the Nominating and Governance Committee, determines that there are special circumstances that lead the Board to conclude that continued service of such Director is in the best interests of the Company and its stockholders.

We believe that our approach to Board succession planning and refreshment plays an important role in addressing Board effectiveness. Six of our current Board members (66% of the Board) have been appointed in the last five years.[1]

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees, which currently consist of the Audit Committee, the Compensation and Leadership Development Committee and the Nominating and Governance Committee. The Board also had a Technology and Cybersecurity Committee during FY25, but this committee was dissolved in June 2025. The Company's recent entry into financial wellness in addition to the maturity of its operations and cybersecurity practices led the Board to reevaluate its committee structure. The Board ultimately determined that certain of the duties of the Technology and Cybersecurity Committee should be reallocated to the full Board because they related to key strategic priorities and other of its duties should be allocated to the Audit Committee and Nominating and Governance Committee, because they related to the Audit Committee's general oversight of risk and the Nominating and Governance Committee's oversight of governance and regulatory framework. The graphic below shows the governance structure as of the end of FY25.

Board of Directors
Risk Management Responsibility

Board Committees

Audit Committee	Compensation and Leadership Development Committee	Nominating and Goverance Committee	Technology & Cybersecurity Committee
• Oversees internal controls and disclosure controls. • Oversees enterprise risk management. • Oversees financial risk management and reporting. • Key liaison with external Auditor and Chief Compliance Officer. • Oversees business continuity and disaster preparedness planning.	• Oversees risk associated with compensation policies and practices. • Oversees executive development and succession. • Oversees Company benefits plans and programs. • Oversees Company's human capital.	• Oversees corporate governance procedures and policies. • Oversees Board compositions, nomination and evaluation. • Oversees Company ESG matters, including sustainability risks. • Oversees Company public policy and political activities and expenditures.	• Oversees Company's technology strategy, initiatives and investments. • Oversees Company's key cybersecurity information technology risks.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairs to the full Board during the Board meetings. The Board also, directly and through its committees, reviews and oversees our enterprise risk management (ERM) program, including critical enterprise risks over the short-, intermediate-, and long-term, and facilitates the incorporation of risk considerations into decision making across the Company. The Board considers specific risk topics in connection with strategic planning and other matters.

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[1] As of July 18, 2025 after Mr. Dangeard's departure.

In addition, the Board participates in regular discussions with our senior management on many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. Our Global Business groups, Internal Audit, Enterprise Finance Reporting, Treasury, Data, Information Technology, Cybersecurity, Technology/AI, Human Resources, Corporate Affairs, and Legal teams all provide input into this process and are responsible for the day-to-day monitoring, evaluating, reporting, and mitigating of their respective risk categories. From time to time, we also utilize industry information sources, such as professional services firms or subscription resources, to assess trends and benchmarking data relevant to our industry to assist in determining certain risk trends and changes. Management then develops response plans for risks categorized as requiring management focus based on performance indicators and monitors other identified risk areas. Management and our Internal Audit team regularly provides reports on the risk portfolio and risk response efforts to senior management and to the Audit Committee.

The Board believes that its leadership structure facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent, non-executive Chair or Lead Independent Director, as applicable, and each independent committee chair with risk oversight in their individual areas of expertise. Throughout the year, the Board oversees its committees' and managements' ongoing risk oversight activities, and its committees escalate issues relating to risk oversight to the full Board, in a continuous effort to keep the Board adequately informed of developments that could affect the Company's risk profile or other aspects of our business.

The Board and its committees are also free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Gen's expense, and are provided full access to our officers and employees.

Board's Role in Oversight of Company Strategy

One of the Board's most important responsibilities is collaborating with management to establish Gen's long-term strategy and then overseeing and providing guidance to management in the execution of the articulated strategy. Various elements of our strategy are discussed in depth at every quarterly Board meeting, with management providing the Board with an update on performance and execution against short and longer-term elements of strategy. The Board also meets annually for a multi-day session where long-term strategy is the primary topic. While the full Board, with leadership of the Chair or Lead Independent Director, as applicable, has responsibility for overseeing overall company strategy, each of our key Committees provides input to the full Board on strategic and execution-oriented issues related to their respective areas of focus. The Board receives regular updates from the management team (including those below the executive level) regarding Gen's strategy and performance to inform its perspective on progress and ensure that it can effectively perform its oversight responsibilities.

Board's Role in Political Activity

Our Nominating and Governance Committee has responsibility for overseeing Gen's programs, policies and practices concerning public policy and political activities and expenditures. Based on the recommendations of the committee, the Board adopted the Global Political Contributions Policy, which includes standards for participating in the political process for both the Company and its employees, as well as for appropriate disclosure and reporting of political contributions and political activities. In accordance with the Company's Global Political Contributions Policy, any political contributions must be made in accordance with all applicable laws and regulations and disclosed as required by law. Gen does not allow use of corporate funds for political expenditures and does not maintain a political action committee. Our Chief Legal Officer and the Head of Government Affairs are responsible for overseeing the Company's political engagements, and monitor compliance with the Global Political Contributions Policy.

To learn more about the Company's public policy activities and governance, visit our Political Disclosure and Accountability webpage at https://investor.gendigital.com/political-disclosure-and-accountability/default.aspx.

Information Security and Risk Oversight

The Board currently oversees the Company's technology strategy, initiatives, and investments. The Audit Committee, which is comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Board. Additionally, our CISO meets regularly with the Board or the Audit Committee to brief them on technology and information security matters.

Board's Role in Oversight of Human Capital Management

Our people are our most important assets. Our Board works closely with management to provide a periodic platform for discussion and review of our broad-based talent management strategies. The Compensation and Leadership Development Committee also plays an integral role in the oversight of compensation and rewards philosophies and incentive plans across the workforce and with specific focus at the executive level, together with oversight of organizational design, succession and development, inclusion, pay equity, performance management, culture, productivity, and organizational effectiveness. The Chief Human Resources Officer shares quarterly updates with our Board on human capital management strategy and programs and updates including detailed metrics at both an enterprise wide and an organizational level.

Responsible Business Practices

Our commitment to being a responsible business supports our Company's Purpose and Mission. The Nominating and Governance Committee has oversight over the Company's responsible business strategy, and receives a quarterly update. This quarterly update includes program information across ethics, community investment, the environment and information on emerging priorities. Additionally, as part of our sustainability reporting process, we hold regular meetings with functional leaders to review our sustainability disclosures. Our Executive Leadership Team Members are highly engaged in our efforts to be a responsible business. Our Head of Corporate Responsibility and Public Policy provides quarterly updates to our Executive Leadership Team Members to review our strategy, progress, and program updates.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;

- Reviewing key product, industry and competitive issues;

- Reviewing and determining the independence of our directors;

- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;

- Selecting and approving director nominees;

- Selecting, evaluating and compensating the CEO;

- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;

- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;

- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors hold an executive session to evaluate the CEO's performance and compensation. Executive sessions of the Board are led by the independent, non-executive Chair or Lead Independent Director, as applicable.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Gen's success and meets to discuss executive succession planning at least annually. Our Board develops and reviews emergency and long-term succession plans and evaluates succession candidates for the CEO and other senior leadership positions under both. The Board also oversees management's senior executive talent development plans, including ensuring that our succession candidates have regular interactions with the Board.

Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. Seven of our directors standing for re-election attended our 2024 Annual Meeting of Stockholders.

The Board and Its Committees

There are three committees of the Board: the Audit Committee, the Compensation and Leadership Development Committee, and the Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters.

The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation and Leadership Development Committee, and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and the key committee charters are available on our website at *investor.gendigital.com*, by clicking on "Governance Documents," under the "Governance" tab.

The following table shows the proposed composition of the Board and its committees, and other information, following the Annual Meeting. Current committee composition is provided in the text below the table.

	Age	Director Since	Independent	Diversity	Committee Memberships*			Other Public Boards**
					AC	CC	NGC	
Susan P. Barsamian* Director	66	2019	✓	WD		Member	C	2
Pavel Baudis Director	65	2022	✓					0
Eric K. Brandt Director	63	2020	✓		C		Member	3
John C. Chrystal Director	67	2025	✓		Member			1
Nora M. Denzel Director	62	2019	✓	W		C		2
Emily Heath Director	51	2021	✓	WD	Member	Member		0
Vincent Pilette* Chief Executive Officer and President	53	2019						0
Sherrese M. Smith Managing Partner, Paul Hastings	53	2021	✓	WD			Member	1
Ondrej Vlcek Former President of Gen, Director	48	2022						0

⌒ = Member   **C** = Chair

Committees: AC = Audit   CC = Compensation and Leadership Development   NGC = Nominating and Governance

W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

*   Reflects our Board and committee composition following the Annual Meeting. The Technology and Cybersecurity Committee was dissolved in June 2025.

**   Reflects membership on boards of companies publicly traded in the U.S.

*** On July 18, 2025, Susan P. Barsamian was appointed Lead Independent Director and Vincent Pilette was named Chair of the Board.

During FY25, our Board held 12 meetings, the Audit Committee held 11 meetings, the Compensation and Leadership Development Committee held five meetings, the Nominating and Governance Committee held four meetings and the Technology and Cybersecurity Committee, which was dissolved in June 2025 following the FY25 fiscal year end, held four meetings. During this time, no current directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served during the period which such director served.

Audit Committee

Current Members

Our Audit Committee is currently comprised of Mr. Brandt, who is the chair, Ms. Heath and Mr. Chrystal. Mr. Dangeard resigned from this position in July 2025 in connection with his departure from the Board.

Independence

Our Board has unanimously determined that all Audit Committee members are independent as defined under current Nasdaq listing standards, and at least one member has financial sophistication as required pursuant to the Nasdaq listing standards.

In addition, our Board has unanimously determined that Mr. Brandt qualifies as an "audit committee financial expert" under U.S. Securities and Exchange Commission (SEC) rules and regulations.

Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Meetings

11 meetings during fiscal year 2025.

Our Audit Committee oversees Gen's accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of disclosure controls and internal control over financial reporting, compliance with legal and regulatory requirements, internal audit function and the appointment, retention and compensation of our independent auditors. Its duties and responsibilities include, among other things:

- Reviewing and discussing with Gen's independent auditor and management Gen's quarterly and annual financial statements, including any report or opinion by the independent auditors, and earnings releases.

- Reviewing the adequacy and effectiveness of Gen's accounting and financial reporting processes.

- Appointing and, if necessary, terminating any independent registered public accounting firm engaged by Gen.

- Reviewing and approving processes and procedures to ensure the continuing independence of Gen's independent auditors.

- Overseeing the internal audit function of Gen, including its independence and authority and the coordination of Gen's internal audit function with its independent auditors.

- Reviewing Gen's practices with respect to financial and enterprise risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's business continuity and disaster preparedness planning.

- Reviewing any regulatory developments that could impact Gen's risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's ethics compliance program, including policies and procedures for monitoring compliance, areas of compliance risk (including any material compliance issues and/or risk exposure) and the implementation and effectiveness of Gen's ethics and compliance program, and remediation plans developed by the Company to resolve any material compliance issues.

- Directing and supervising investigations into any matters within the scope of its duties.

- Retaining and terminating such auditors, outside counsel, experts, consultants and other advisors as it determines to be necessary or appropriate to perform its responsibilities.

Compensation and Leadership Development Committee

Current Members

Our Compensation and Leadership Development Committee is currently comprised of Nora Denzel, who is the chair and Memes. Barsamian and Heath. Mr. Feld, who was the chair in FY25, resigned from this position in May 2025 in connection with his departure from the Board.

Independence

The Board has determined that each current member of the Compensation and Leadership Development Committee is, and each member of our Compensation and Leadership Development Committee during fiscal year 2025 was, independent within the meaning of Nasdaq's director independence standards.

Each member of the Compensation and Leadership Development Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act of 1934 (Exchange Act).

Meetings

Five meetings during fiscal year 2025.

Our Compensation and Leadership Development Committee oversees our compensation policies and practices so that they firmly align with the interests of our stockholders; encourage a focus on Gen's long-term success and performance; and incorporate sound corporate governance principles. It also oversees our human capital management practices and programs to attract, retain, and develop our executive officers. Its duties and responsibilities include, among other things:

- Reviewing Gen's executive and leadership development practices, which support Gen's ability to retain and develop the executive and leadership talent required to deliver against Gen's short term and long-term business strategies, including succession planning for the executive officers.

- Reviewing and overseeing Gen's human capital management policies, strategies and practices.

- Reviewing Gen's compensation policies, plans and programs to confirm they are: (i) designed to attract, motivate and retain talented executive officers; (ii) compensate the executive officers effectively in a manner consistent with the strategy of Gen and the interests of stockholders; (iii) consistent with a competitive framework; and (iv) support the achievement of Gen's overall financial results and individual contributions.

- Reviewing and recommending to the independent directors of our Board all compensation arrangements for our CEO.

- Determining stock ownership guidelines for our Board and executive officers.

- Reviewing Gen's overall compensation and benefits plans and programs.

- Administering our equity incentive and stock purchase plans.

- Reviewing and recommending to the Board compensation for non-employee members of the Board.

- Reviewing and approving policies and procedures relating to the perquisites of our executive officers.

- Reviewing Gen's compensation policies and practices, including non-executive programs, to confirm that such policies and practices are not reasonably likely to have a material adverse effect on Gen or encourage unnecessary risk-taking, and report the results of such review to the Board.

- Reviewing and making recommendations to the Board regarding company policies on recoupment of incentive-based compensation.

- Reviewing and making recommendations to the Board with respect to stockholder proposals and stockholder advisory votes related to executive compensation matters.

Nominating and Governance Committee

Current Members

Our Nominating and Governance Committee is currently comprised of Ms. Barsamian, who is the chair, and Ms. Smith and Mr. Brandt. Mr. Feld and Mr. Dangeard, who were committee members in FY25, resigned from these committee positions in May 2025 and July 2025, respectively, in connection with their departures from the Board.

Independence

The Board has determined that each current member of the Nominating and Governance Committee is, and each member of our Nominating and Governance Committee during fiscal year 2025 was, independent within the meaning of Nasdaq's director independence standards.

Meetings

Four meetings during fiscal year 2025.

Our Nominating and Governance Committee oversees the evaluation of the Board and its committees, oversees Gen's corporate governance procedures and policies, including with respect to being a responsible business and public policy matters, and ensures that they represent best practices and are in the best interests of Gen and its stockholders, which includes establishing appropriate criteria for nominating qualified candidates to the Board. Its duties and responsibilities include, among other things:

- Establishing the criteria and determining the goal of developing a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience on the Board.

- Considering the size, composition and needs of the Board, determine future requirements and evaluate and recommending qualified candidates for election to the Board consistent with the established criteria to ensure the Board has the appropriate skills and expertise.

- Advising the Board on corporate governance matters and recommending to the Board appropriate or necessary actions to be taken by our company, the Board and the Board's committees.

- Identifying best corporate governance practices and developing and recommending to the Board a set of corporate governance guidelines applicable to our company.

- Reviewing and assessing the adequacy of our company's corporate governance policies, including this Committee's charter, Gen's Corporate Governance Guidelines and Code of Conduct, and recommending modifications to the Board as appropriate.

- Overseeing and reviewing Gen's policies and programs concerning: (i) public policy and (ii) political activities and expenditures, if any.

- Overseeing and reviewing Gen's programs, policies and practices and relevant risks and opportunities relating to sustainability matters and related disclosures, and making recommendations to the Board regarding the Company's overall strategy with respect to sustainability matters.

- Monitoring compliance under the stock ownership guidelines as set by the Compensation and Leadership Development Committee for the Board and executive officers.

- Implementing and overseeing the processes for evaluating the Board, its committees and the CEO on an annual basis and report the results of such evaluations, including any recommendations for proposed changes, to the Board.

- Overseeing the management of risks that may arise in connection with Gen's governance structures, processes and other matters set forth in the Nominating and Governance Committee's charter.

Director Nominations and Communication with Directors

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Gen stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon recommendations by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our long-term business strategy and operating requirements and the long-term interests of our stockholders.

Criteria for Nomination to the Board			
The key attributes, experience, and skills we consider important for our directors.			
Cyber Safety, Technology Experience	**Leadership Experience**	**Public Company Board Experience**	**Strategic Transformation Experience**
As a Cyber Safety and technology company, having experience in cyber safety (including identity threat protection), consumer technology, privacy and related or emerging technologies, industry trends or regulatory shifts is useful in understanding our business and the market segments in which we compete, our research and development efforts, competing technologies, the various products and processes that we develop, and evolving customer requirements.	Directors who serve or have served as a public company CEO or in a senior leadership position, as a general manager of a business, or as the functional leader of a large scale sales, marketing or product development organization, including global operating expertise, are important to us, because they bring experience and perspective in analyzing, shaping and overseeing the execution of important strategic, operational and policy issues at a senior level.	Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board to the company's chief executive officer and other senior management personnel, the importance of public-company corporate governance, including oversight matters, strategic decisions and operational and compliance-related matters.	As Gen transitions into a comprehensive consumer Cyber Safety company that empowers and enables people to live their digital lives safely, we need leaders with experience successfully leading and navigating companies through business transformations.
Business Combinations and Partnerships Experience	**Financial Experience**	**Sales, Marketing and Brand Management**	**Diversity**
Directors who have a background in mergers and acquisitions and strategic partnership transactions can provide insight into developing and implementing strategies for growing our business through combining and/or partnering with other organizations and helping to evaluate operational integration plans.	Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Gen's capital structure, financing and investing activities, financial reporting, and internal control of such activities.	Extensive career experience in consumer-focused sales management, marketing campaign management, marketing/advertising or public relations.	In addition to a diverse portfolio of professional background, experiences, knowledge and skills, the composition of the Board should reflect the benefits of diversity as to gender, race, ethnic, cultural and geographic backgrounds that reflect the composition of our global investors, customers, employees and partners.

The information provided under Proposal No. 1, "Election of Directors — Nominees for Director" below includes the key attributes, experience and skills of each of our director nominees that led to the conclusion that each director nominee should serve as a member of the Board at this time.

Process for Identifying and Evaluating Nominees

**1
Identify the
Candidate**

- The Nominating and Governance Committee typically considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience.

**2
Confirm
Candidate
Qualifications**

- If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy SEC and Nasdaq requirements.
- The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Gen's stockholders.
- We do not have a formal written policy with regard to the consideration of diversity in identifying candidate. However, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate and we have consistently built a highly diverse Board that is recognized in the industry for its diversity.

**3
Candidate
Evaluation**

- Any candidate to be considered for a position as a member of the Board shall:
  - a) be an experienced person with strong business, technical and/or other skills relevant to the Company's business,
  - b) have demonstrated the highest levels of ethics, integrity and values, and
  - c) be willing to commit to diligently represent the long-term interests of the Company's stockholders in good faith.
- Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees.
- We have from time to time engaged, for a fee, a third-party independent search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Gen and may do so in the future.

**4
Committee
Meeting and
Discussion**

- The Nominating and Governance Committee then meets to discuss and evaluate the skills and expertise of each candidate, both on an individual basis and taking into account input from the Board's ongoing succession planning process.

**5
Board &
Committee
Approval**

- Based on the results of the evaluation process, the Nominating and Governance Committee recommends candidates for our Board's approval as Director nominees for election to the Board. The Nominating and Governance Committee also recommends candidates for the Board's appointment to the committees of our Board.

**6
Stockholder Vote**

- Eight of our current directors were elected by a majority of our stockholders at the 2024 Annual Meeting. At the 2025 Annual Meeting, all of our directors are up for election. Each director brings a diverse set of skills and perspectives that add significant value to our governance and oversight and in 2025, Gen was listed on Nasdaq.

Stockholder Director Nominee Submission Procedures

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding stockholder director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by our Corporate Secretary no later than March 30, 2026 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Gen common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding the requirements that must be followed by a stockholder who either (i) wishes to make a stockholder nomination for election to the Board for next year's annual meeting pursuant to the advance notice provisions of our Bylaws or (ii) wishes to nominate one or more director candidates to be included in our proxy materials pursuant to the proxy access provisions of our Bylaws is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2026 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Corporate Secretary

Our Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with our policy regarding accounting complaints and concerns.

Proposal No. 1 — Election of Directors

THE BOARD RECOMMENDS A VOTE "*FOR*" THE ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.

At the recommendation of the Nominating and Governance Committee, the Board has nominated the following nine persons to serve as directors for the term beginning at the Annual Meeting on September 9, 2025: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, John C. Chrystal, Nora M. Denzel, Emily Heath, Vincent Pilette, Sherrese M. Smith, and Ondrej Vlcek. Each director will be elected on an annual basis. Mr. Chrystal served as an independent director and Chairman of MoneyLion until the closing of Gen's acquisition of MoneyLion in April 2025. Mr. Chrystal was initially recommended to the Nominating and Governance Committee by the Gen Board following the MoneyLion acquisition and appointed as a director of Gen on May 15, 2025.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Gen cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable to serve or for good cause will not serve, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any is unable to serve or for good cause will not serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 14, 2025, and other information about each nominee is shown below.

Name	Age	Principal Occupation	Independent	Director Since
Susan P. Barsamian	66	Director	Yes	2019
Pavel Baudis	65	Director	Yes	2022
Eric K. Brandt	63	Director	Yes	2020
John C. Chrystal	67	Director	Yes	2025
Nora M. Denzel	62	Director	Yes	2019
Emily Heath	51	Partner, Cyberstarts	Yes	2021
Vincent Pilette	53	CEO and President	No	2019
Sherrese M. Smith	53	Managing Partner, Paul Hastings	Yes	2021
Ondrej Vlcek	48	Director	No	2022

Susan P. Barsamian

Director
Age: 66



Director Since: 2019

Independent:
Yes

Committee Memberships:
- Compensation
- Nominating & Governance (Chair)

Other Current Public Boards:
- Box, Inc.
- Five9, Inc.

Other Public Boards in the Last Five Years:
- None

From 2006 to 2016, Susan P. Barsamian served in various executive roles at Hewlett Packard including Chief Sales and Marketing Officer for Hewlett Packard Enterprise Software and General Manager of the Enterprise Cybersecurity Products business. Prior to joining Hewlett Packard, Ms. Barsamian was Vice President, Global Go-to-Market for high growth at Mercury Interactive, Senior Vice President Marketing for Critical Path and held various leadership roles at Verity where she was based in London for four years.

Ms. Barsamian serves on the board of directors of Box, Inc., a cloud content management company, Five9, Inc., a cloud contact center software company; and the Kansas State University Foundation. She previously served on the Board of the National Action Council for Minorities in Engineering (NACME) from 2012 to 2017, including as Chairman of the Board from 2016 to 2017. She received a B.S. degree in Electrical Engineering from Kansas State University and completed post-graduate studies at the Swiss Federal Institute of Technology.

The Board believes Ms. Barsamian's qualifications to sit on our Board of Directors include her extensive technical, business, and leadership experience in the technology industry, including over 35 years of experience as an operating executive and her focus on enterprise software sales and global go-to-market strategies. She has served as an executive and board member for major cloud, computer and cybersecurity companies, and has operated in a broad range of roles from sales and marketing to product, research and development, and business operations. Ms. Barsamian also has experience serving as a public company outside director.

Pavel Baudis

Director
Age: 65



Director Since: 2022

Independent:
Yes

Committee Memberships:
- None

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Pavel Baudis co-founded Avast plc and served as one of Avast's Directors from the incorporation of AVAST Software a.s. in 2006 until 2014. In 1988, Mr. Baudis wrote the original software program from which Avast's current portfolio of security solutions has developed. Prior to co-founding Avast, Mr. Baudis was a graphics specialist at the Czech Computer Research Institute (VUMS). Mr. Baudis holds an MS in Information Technology from the Prague School of Chemical Engineering.

The Board believes Mr. Baudis's qualifications to sit on our Board of Directors include his extensive technical, business, cybersecurity, and leadership experience in the technology industry, including as a founder, director and an operating executive and his focus on enterprise software sales and global go-to-market strategies.

Eric K. Brandt

Director
Age: 63



Director Since: 2020

Independent:
Yes

Committee Memberships:
- Audit (Chair)
- Nominating & Governance

Other Current Public Boards:
- Option Care Health, Inc.
- LAM Research Corporation
- Nutanix Inc.

Other Public Boards in the Last Five Years:
- Altaba Inc.[1]
- Dentsply Sirona Inc.
- The Macerich Company

Eric K. Brandt served as the Executive Vice President and Chief Financial Officer of Broadcom Inc., a global supplier of semiconductor devices, from February 2010 until February 2016, and he served as its Senior Vice President and Chief Financial Officer from March 2007 until February 2010. From September 2005 until March 2007, Mr. Brandt served as CEO and President and member of the Board of Avanir Pharmaceuticals, Inc. Beginning in 1999, he held various positions at Allergan, Inc., a global specialty pharmaceutical company, including Executive Vice President of Finance and Technical Operations and Chief Financial Officer. Prior to joining Allergan, Mr. Brandt spent ten years with The Boston Consulting Group, a privately-held global business consulting firm, most recently serving as Vice President and Partner.

Mr. Brandt currently serves as a public company board member on each of the following boards: Option Care Health, a leader in ambulatory infusion in the US, LAM Research Corporation, a semiconductor equipment company, and Nutanix Inc., a cloud computing company.

Mr. Brandt formerly served as a public company director on the following boards: Altaba Inc. (formerly Yahoo! Inc.)[1], Dentsply Sirona Inc., and The Macerich Company.

The Board believes Mr. Brandt's qualifications to sit on our Board of Directors include his extensive leadership and management experience, including as an executive officer and director of multiple public companies, his broad financial skillset as a Chief Financial Officer, his experience overseeing and leading public companies through business combinations and strategic transformational events, and his expansive exposure to the innovation and technology sectors.

---

[1] Altaba Inc. was delisted in October 2019 and is currently in liquidation.

John C. Chrystal

Director
Age: 67



Director Since: 2025

Independent:
Yes

Committee Memberships:
- Audit

Other Current Public Boards:
- Apollo Asset Backed Credit Company LLC

Other Public Boards in the Last Five Years:
- MoneyLion Inc.
- The Bancorp Inc.
- Trust for Advised Portfolios
- MCAP Acquisition Corp.
- Insurance Acquisition
- Insurance Acquisition Corp. II
- Insurance Acquisition Corp. III

John C. Chrystal joined MoneyLion in 2016 as an independent director and became Non-executive Chairman in 2021. He served in these roles through the closing of the MoneyLion acquisition in April 2025. Mr. Chrystal brings more than 40 years of experience as a highly regarded financial services executive to Gen.

Mr. Chrystal currently serves as an independent director of Apollo Asset Backed Credit Company, LLC, a public firm investing in asset-backed credit, and Regatta Loan Management LLC, a privately held SEC-registered Investment Advisor, and is a board member of Sac City Holdings, Ltd., a private single bank holding company. Previously, from June 2013 until February 2022, he served as a director of The Bancorp Inc. ("Bancorp"), a public company which is a leading provider of banking and technology solutions for non-bank companies. Mr. Chrystal also served as Bancorp's Vice Chairman beginning in April 2017 and as Interim Chief Executive Officer and President of The Bancorp Bank from December 2015 through May 2016.

Mr. Chrystal also previously served as a director of numerous special purpose acquisition companies from 2019 to 2022 and as a director of the Trust for Advised Portfolios from 2010 to 2022.

Earlier in his career, Mr. Chrystal was the Managing Member of Bent Gate Advisors, LLC, the Chief Risk Officer of DiMaio Ahmad Capital, an investment management firm, and was a Managing Director with entities of Credit Suisse, a financial services firm, with oversight of asset management and financial products functions.

Mr. Chrystal received an MBA from The University of Chicago and a B.S degree in Agricultural Business from Iowa State University. The Board believes that Mr. Chrystal is a valuable member of the Board of Directors because of his extensive experience in the financial services industry, including expertise in risk management and credit, and his prior track record as a senior executive and director.

Nora M. Denzel



Director Since: 2019

Independent:
Yes

Committee Memberships:
- Compensation (Chair)

Other Current Public Boards:
- Advanced Micro Devices, Inc.
- Sony Group Corporation.

Other Public Boards in the Last Five Years:
- SUSE S.A.
- Telefonaktiebolaget LM Ericsson (Sweden)
- Talend S.A.

Nora M. Denzel previously served as interim CEO of Outerwall Inc., an automated retail solutions provider, from January to August 2015. Prior to Outerwall, Ms. Denzel held senior executive management positions from February 2008 through August 2012 at Intuit Inc., a consumer/SMB cloud financial management software company, including Senior Vice President of Big Data, Social Design and Marketing and Senior Vice President and General Manager of the QuickBooks Employee Management business unit. From 2000 to 2006, Ms. Denzel held several executive level positions at HP Enterprise (formerly Hewlett-Packard Company), including Senior Vice President and General Manager, Software Global Business Unit from May 2002 to February 2006 and Vice President of Storage Organization from August 2000 to May 2002. Prior to that, Ms. Denzel held executive positions at Legato Systems Inc. and IBM Corporation.

Ms. Denzel currently serves on the Board of Directors of Advanced Micro Devices, Inc., a global company that specializes in manufacturing semiconductor devices used in computer processing, and Sony Group Corporation. Previously, she served as a director of other public companies, including SUSE S.A. from May 2021 to September 2023, Telefonaktiebolaget LM Ericsson from March 2013 to March 2023, and Talend S.A. from 2017 to 2021. She currently serves on the non-profit board of the National Association of Corporate Directors.

She holds a Master of Business Administration degree from Santa Clara University and a B.S. degree in Computer Science from the State University of New York. In addition, she holds an NACD Directorship Certification (NACD.DC).

The Board believes Ms. Denzel's qualifications to sit on our Board of Directors include her leadership, governance, risk management and technical experience that she gained as an executive officer of technology companies and as a director of both public and private company boards.

Emily Heath

Director
Age: 51



Director Since: 2021

Independent:
Yes

Committee Memberships:
- Audit
- Compensation

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Emily Heath has served as a Partner of Cyberstarts, a venture capital firm, since February 2023. Previously, from August 2022, she served as a Board Advisor and Chief Product Marketing Officer for Cyberstarts. She served as Senior Vice President, Chief Trust and Security Officer at DocuSign, Inc., a digital signature software company, from October 2019 through March 2022. Prior to that, Ms. Heath served as Vice President, Chief Information Security Officer at United Airlines, Inc. from February 2017 through October 2019. Before joining United Airlines, Ms. Heath held numerous positions at AECOM, an infrastructure consulting firm, from 2013 through 2017, most recently as its Vice President, Chief Information Security Officer. Ms. Heath is a former Detective with the British Police where she led investigations into large scale investment frauds, identity theft and money laundering cases, working with London's Serious Fraud Office, the FBI and the SEC.

Ms. Heath currently serves on the Board of Directors of LogicGate, Inc., a private cloud-based governance, risk and compliance management company, Wiz, a private cloud security company, and Legit Security, a private company in the application security posture management space.

She went to school in the United Kingdom and is trained in multiple areas of investigations, risk and security.

The Board believes Ms. Heath's qualifications to sit on our Board of Directors include her depth of knowledge and experience regarding cybersecurity and broad international exposure in the innovation and technology sectors. She has held various senior leadership positions in public companies and has significant experience managing teams that oversee cybersecurity and data privacy issues.

Vincent Pilette

CEO & Director
Age: 53



Director Since: 2019

Independent:
No

Committee Memberships:
- None

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

In 2019, Vincent Pilette was appointed CEO of NortonLifeLock, renamed Gen in 2022 after the acquisition of Avast. As CEO, Mr. Pilette led the separation of the consumer assets of Symantec and their transformation into NortonLifeLock, the global leader in consumer Cyber Safety. Mr. Pilette directed and implemented the strategy that led to the acquisition of Avast and the formation of Gen.

Prior to joining Gen in May 2019, Mr. Pilette served as Chief Financial Officer of Logitech International S.A. (Switzerland), a consumer electronics company listed on the Nasdaq Global Market and the SIX Swiss Exchange, from September 2013 to May 2019.

Mr. Pilette has substantial expertise at technology companies with over 20 years of senior operating and management experience in the Technology sector, including additional positions at Electronics For Imaging, and Hewlett-Packard in the U.S. and EMEA.

Mr. Pilette currently serves on the board of directors of SonicWall, a privately held software company in the cyber security space. Mr. Pilette holds an M.S. in engineering and business from Université Catholique de Louvain in Belgium and an M.B.A. from Kellogg School of Management at Northwestern University in Chicago.

The Board believes Mr. Pilette's qualifications to sit on our Board of Directors include his depth of knowledge and experience regarding Gen, its business and its strategic business combinations and ongoing transformation. He has also substantial expertise at technology companies and has held various executive officer and leadership positions within multiple public companies. Further, he has broad international exposure and innovation and technology experience, and his business acumen and knowledge are invaluable to our Board of Directors.

Sherrese M. Smith

Director
Global Managing Partner, Paul Hastings LLC
Age: 53



Director Since: 2021

Independent:
Yes

Committee Memberships:
- Nominating & Governance

Other Current Public Boards:
- Cable One, Inc.

Other Public Boards in the Last Five Years:
- None

Sherrese M. Smith has served as a corporate partner at Paul Hastings LLP, a global law firm, since 2013, where she is a member of the firm's media, technology and telecommunications practice and currently serves as Global Managing Partner, where she helps direct the growth, management, and strategy of the firm. She previously served as Vice-Chair of the firm's data privacy and cybersecurity practice. Ms. Smith is known as one of the country's preeminent Data Privacy and Cybersecurity and Media and Technology attorneys. Ms. Smith regularly counsels companies on complex transactional and regulatory issues, including data privacy and cybersecurity and breach response issues across various jurisdictions (including the U.S., E.U., and Asia). Ms. Smith is also renowned for superior advisement on crisis issues and, as a result, is regularly sought after by corporate board members and the C-suite. Prior to joining Paul Hastings, Ms. Smith served as Chief Counsel to Chairman Julius Genachowski at the Federal Communications Commission from 2009 to 2013, before which she was Vice President and General Counsel of Washington Post Digital and served in various other leadership positions from 2002 to 2009.

Ms. Smith also currently serves as a member of the Board of Directors of Cable One, Inc., a broadband communications provider.

She is also Vice Chair of the Northwestern University's Law School board and a member of the University of Maryland's Journalism School board. Ms. Smith holds a Bachelor of Arts degree from the University of South Carolina and a Juris Doctor from the Northwestern University Pritzker School of Law.

The Board believes Ms. Smith's qualifications to sit on our Board of Directors include her extensive management and leadership experience, broad exposure to cybersecurity matters, experience as a director serving on other public company boards, reputation for her business acumen, and her extensive experience advising on media, data privacy, and technology matters., and her extensive experience advising on media, data privacy, and technology matters.

Ondrej Vlček

Director
Age: 48



Director Since: 2022

Independent:
No

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Ondrej Vlcek previously served as the President of Gen from September 2022 until June 2024. Prior to this, he served as the CEO of Avast from July 2019 until September 2022, having also served as President of Avast Consumer, the largest business within the company, and directed the development of Avast's artificial intelligence-based cloud security network. Mr. Vlcek was also a key member of the executive team that took the company public on the London Stock Exchange in May 2018.

Previously, he held the combined position of Executive Vice-President & General Manager, Consumer, and Chief Technology Officer at Avast from 2014 to 2018. In this role, he led Avast's transformation from a traditional PC antivirus vendor to the leading provider of a full portfolio of protection, privacy, and performance products for consumers.

Prior to that, Mr. Vlcek was chief developer, heading the team that developed one of the first ever antivirus programs for Windows. Mr. Vlcek holds an MS in Mathematics from Czech Technical University in Prague. He is a recognized industry speaker having delivered keynotes at several high-profile events including RSA, Web Summit, Black Hat and SXSW.

The Board believes Mr. Vlcek's qualifications to sit on our Board of Directors include his extensive technical, business, and leadership experience in the technology industry and his depth of knowledge and experience regarding Avast products. He also has significant experience as a leader during strategic transformations in large company's lifecycles. The Board believes his extensive management experience, broad international exposure and emerging market experience and innovation and technology experience, including through his service as Chief Executive Officer of technology companies, make him a valuable member of our Board.

Board Demographics*

Total Number of Directors		9
Gender:	**Male**	**Female**
Number of directors based on gender identity	5	4
Number of directors who identify in any of the categories below:		
African American or Black	0	1
Asian	0	1
White	5	2
LGBTQ+	1	

* Based on our current Board composition as of July 18, 2025 after Frank Dangeard resigned.

Director Compensation

Director Compensation Highlights

- Fees for committee service and service on the Board
- Emphasis on equity in the overall compensation mix
- Full-value equity grants with time-based vesting
- No performance-based equity awards or perquisites
- Robust stock ownership guideline
- Stockholder approved annual limit on non-employee director compensation
- Policies prohibiting hedging and pledging by our directors

The policy of the Board is that the compensation for non-employee directors should be a mix of cash and equity-based compensation. Non-employee directors may not receive consulting, advisory or other compensatory fees from Gen for their services. The Compensation and Leadership Development Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to director compensation.

Annual Fees: Pursuant to our amended and restated non-employee director compensation policy, non-employee directors were entitled to the following cash retainers for FY25.

2025 Annual Retainers:

All Non-Employee Directors	$ 50,000
Independent Chair	$100,000
Audit Committee Chair	$ 15,000
Compensation and Leadership Development Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 12,500
Technology and Cybersecurity Committee Chair	$ 10,000
Audit Committee Membership	$ 15,000
Compensation and Leadership Development Committee Membership	$ 10,000
Nominating and Governance Committee Membership	$ 7,500
Technology and Cybersecurity Committee Membership	$ 5,000

Committee chairs are entitled to receive the committee membership retainer in addition to the committee chair retainer. As of June 2025, the Technology and Cybersecurity Committee was dissolved, and no additional fees shall be paid to the former members of the Technology and Cybersecurity Committee for FY26.

Additionally, as of July 2025, Mr. Dangeard resigned as the Chair and Ms. Barsamian was appointed as the Lead Independent Director. Ms. Barsamian will be paid $100,000 annually as the Lead Independent Director, prorated appropriately for FY26.

Such retainers are earned in equal portions quarterly on December 1st, March 1st, June 1st and September 1st, subject to the director's service through each such date. Directors who join Gen after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees.

Each non-employee director can also elect to receive his or her annual retainer fee in the form of restricted stock units (RSUs) covering whole shares in lieu of cash payments, which will be granted on the date of the Annual Meeting of Stockholders immediately following such election (or on the date of appointment for new non-employee directors who join the Board between annual meetings) and which will vest on the same dates as the cash retainers.

Annual Equity Awards. On the date of each annual meeting of stockholders, each non-employee director is entitled to receive an annual award of RSUs having a fair market value on the grant date equal to $260,000, which will vest 100% on the earlier of the first anniversary of the date of grant and the next annual meeting of stockholders, subject to the director's continued service through the vesting date. The amount of such grants will be prorated for directors who are appointed between annual meeting of stockholders.

Change in Control. In the event of a change in control, all unearned cash fees and unvested RSU awards granted to non- employee directors under the non-employee director compensation policy will accelerate in full.

Stock-Approved Limited on Non-Employee Directors Compensation. Our stockholder approved Gen Digital Inc. Equity Incentive Plan also provides that the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non- employee director of our Board of Directors with respect to any fiscal year, including awards granted under the Gen Digital Inc. Equity Incentive Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

Director Stock Ownership Guidelines: The Compensation and Leadership Development Committee adopted the following stock ownership guidelines for our non-employee directors to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of company stock with a fair market value equal to ten times (10x) such director's total annual cash retainer;

- Shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned by the non-employee director for Section 16 reporting purposes) count toward the holding minimum;

- In the event the annual retainer (or any portion thereof) is paid to a non-employee director in equity instead of cash, the value of such annual retainer for purposes of calculating the minimum holding requirement means the grant date fair value of the annual equity award (or applicable portion thereof), except unexercised stock options (whether vested or untested) will not count toward the holding minimum;

- New directors will have five years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

The stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" beginning on page 39 of this proxy statement. As of June 15, 2025, all our directors had either met their stock ownership requirement or had remaining time to do so.

Fiscal 2025 Director Compensation

The following table provides information for FY25 compensation for all of our non-employee directors in FY25, except for Mr. Vlcek who served as an executive officer for a portion of the year and whose compensation is described in the Compensation Discussion and Analysis below:

	Fees Earned or Paid in Cash ($)[(1)(2)(3)(5)]	Stock Awards ($)[(4)(5)]	Total ($)
Susan P. Barsamian	85,010	259,984	344,994
Pavel Baudis	55,010	259,984	314,994
Eric K. Brandt	80,010	259,984	339,994
Frank E. Dangeard	172,507	259,984	432,491
Nora M. Denzel	80,010	259,984	339,994
Peter A. Feld	82,507	259,984	342,491
Emily Heath	80,010	259,984	339,994
Sherrese M. Smith	62,507	259,984	322,491

(1)   The aggregate full grant date fair value for each directors' annual stock award and retainer fee elected to be paid in stock was calculated in accordance with FASB ASC Topic 718.

(2)   Represents non-employee director annual retainer and committee fees earned and paid in quarterly installments on June 1, 2024, September 1, 2024, December 1, 2024, and March 1, 2025.

(3)   In lieu of cash, non-employee directors may elect to receive their annual retainer fee of $50,000 in the form of RSUs. In FY25, Mr. Dangeard, Mr. Feld, and Ms. Smith each received 1,930 RSUs on September 10, 2024, with a per share fair value of $25.90, an aggregate grant date fair value of $49,987, and which vested in four equal installments on December 1, 2024, March 1, 2025, June 1, 2025 and September 1, 2025, respectively.

(4)   Annual awards granted to each non-employee director for 10,038 RSUs on September 10, 2024, with a per share fair value of $25.90, an aggregate grant date fair value of $259,984, and vests 100% at the Annual Meeting.

(5)   Unvested and outstanding RSUs as of March 28, 2025:

	Number of RSUs Outstanding and Unvested (#)
Susan P. Barsamian	10,038
Pavel Baudis	10,038
Eric K. Brandt	10,038
Frank E. Dangeard	11,003
Nora M. Denzel	10,038
Peter A. Feld	11,003
Emily Heath	10,038
Sherrese M. Smith	11,003

Certain Changes Beginning in Fiscal Year 2026

On June 13, 2024, Ondrej Vlcek transitioned from Gen and departed from his role as President of Gen but continues to serve as a member of the Company's Board and provide consulting services to the Company to ensure an orderly transition, and he will continue to vest in certain RSUs, which are tied to his service on the Board or service as a consultant as described in more detail in the Compensation Discussion and Analysis below. If Mr. Vlcek is elected to the Board at the Annual Meeting, he will be eligible to receive compensation under our non-employee director compensation program.

Mr. Feld and Mr. Dangeard resigned from their board positions in May 2025 and July 2025, respectively. Mr. Chrystal was appointed to the Board in May 2025.

> **THE BOARD RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.**

Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

The Audit Committee has appointed KPMG LLP (KPMG) as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year 2026. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. If this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as our independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited our financial statements for FY25. Representatives of KPMG are expected to attend the Annual Meeting with the opportunity to make a statement and respond to appropriate questions from stockholders present at the Annual Meeting with respect to this proposal.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for our audit. Our Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of our consolidated financial statements, KPMG provided various other services during fiscal years 2025 and 2024. Our Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Gen. The aggregate fees billed for fiscal years 2025 and 2024 for each of the following categories of services are as follows:

Fees Billed to Gen	FY25	FY24
Audit Fees[1]	$4,021,666	$5,168,954
Audit Related Fees[2]	$ 445,203	$ —
Tax Fees[3]	$ 193,151	$ 22,006
All Other Fees	$ —	$ —
Total Fees	$4,660,020	$5,190,960

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Exchange Act, and these categories include the following components:

(1)   "Audit Fees" include fees for audit services principally related to the year-end examination and the quarterly reviews of our consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, statutory audits and miscellaneous work performed regarding the proxy and debt filings.

(2)   "Audit Related Fees" includes fees for finance due diligence work for acquisitions.

(3)   "Tax Fees" include fees for tax due diligence services in connection with acquisitions and tax compliance.

An accounting firm other than KPMG performs supplemental internal audit services for Gen. Another accounting firm provides the majority of Gen's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

Proposal No. 3 — Advisory Vote to Approve Executive Compensation

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Gen Digital Inc.'s named executive officers, as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, we believe our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices.

The vote to approve the compensation of our named executive officers is advisory and, therefore, not binding. Although the vote is non-binding, the Compensation and Leadership Development Committee and the Board value your opinion and will consider the outcome of the vote in establishing its compensation philosophy and making future compensation decisions. Our current policy is to hold such an advisory vote each year, and we expect to hold another such advisory vote at the 2026 Annual Meeting of Stockholders.

Our Executive Officers

The names, ages and positions of our executive officers on July 14, 2025 are shown below.

Name	Age	Position
Vincent Pilette	53	Chief Executive Officer and President
Natalie M. Derse	48	Chief Financial Officer
Bryan Ko	54	Chief Legal Officer, Secretary and Head of Corporate Development

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Gen.

For information regarding Mr. Pilette, please refer to Proposal No. 1, "Election of Directors" above.

Ms. Derse has served as our Chief Financial Officer since July 2020. Ms. Derse previously served in numerous financial capacities with eBay, Inc., a global commerce marketplace, from July 2011 through July 2020, most recently as its Vice President and Chief Financial Officer, Global Product, Platform, Payments, Risk and Trust and previously as Vice President of Finance, Chief Audit Executive, Vice President, CFO Americas, Vice President, Americas Business Operations & General Manager Rest of Americas, and Senior Director, Global FP&A. Prior to joining eBay, Ms. Derse served in a variety of capacities at Stanley Black & Decker, Inc., a manufacturer of hand and power tools, from February 2008 through July 2011. Before that, Ms. Derse spent over ten years in numerous financial roles with General Electric Company, a global digital industrial company. Ms. Derse holds a Bachelor of Science degree in finance from the University of Dayton, Ohio.

Mr. Ko has served as our Chief Legal Officer, Secretary and Head of Corporate Affairs since January 2020. Before joining Gen, Mr. Ko served as Logitech International's general counsel, corporate secretary and head of corporate development from January 2015 through January 2020. Prior to joining Logitech, he was general counsel and corporate secretary for Fuhu, Inc., a late-stage startup in 2014. From 2000 to 2014, he served in a variety of legal roles at Electronics For Imaging, Inc., including the last six years as general counsel and vice president of strategic relations. Prior to joining EFI, Bryan was an associate at Shearman & Sterling in the firm's Mergers & Acquisitions and Real Property groups. He received his M.B.A. and Bachelor of Arts degrees from UC Berkeley and his J.D. from Rutgers University School of Law.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of July 14, 2025, with respect to the beneficial ownership of Gen common stock by (i) each stockholder known by Gen to be the beneficial owner of more than 5% of Gen common stock, (ii) each current member of the Board or director nominee, (iii) the named executive officers of Gen included in the Summary Compensation Table appearing on page 68 of this Proxy Statement and (iv) all current executive officers and directors of Gen as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 615,676,153 shares of Gen common stock outstanding as of July 14, 2025. Shares of common stock subject to restricted stock units vesting on or before September 13, 2025 (within 60 days of July 14, 2025) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281.

Five Percent Owners of Common Stock

Name and Mailing Address	Shares Beneficially Owned	
	Number	Percent
Vanguard Group Inc.[1] PO Box 2600, V26, Valley Forge, PA 19482-2600	70,109,802	11.4%
BlackRock, Inc.[2] 50 Hudson Yards, New York, NY 10001	54,829,148	8.9%
PaBa Software s.r.o.[3] Brabcova 1159/2 Praha, 147 00 Prague 4, Czech Republic	49,816,185	8.1%
FMR LLC[4] 245 Summer Street, Boston, MA 02210	34,353,768	5.6%

(1)   Based solely on a Schedule 13F filing made by Vanguard Group Inc on May 9, 2025.

(2)   Based solely on a Schedule 13F Filing made by Blackrock, Inc. on May 2, 2025.

(3)   Based solely on a Schedule 13D Filed on July 28, 2023. Mr. Baudis is the sole owner of PaBa Software s.r.o. and has full voting and dispositive power.

(4)   Based solely on a Schedule 13F filing made by FMR LLC on May 12, 2025.

Security Ownership of Executive Officers and Directors

Name	Shares Beneficially Owned	
	Number	Percent
Pavel Baudis[1]	49,843,940	8.1%
Ondrej Vlcek[2]	4,217,890	*
Vincent Pilette[3]	2,192,343	*
Bryan S. Ko	464,719	*
Natalie M. Derse	269,347	*
Frank E. Dangeard[4]	185,299	*
Susan P. Barsamian[5]	91,063	*
Eric K. Brandt[6]	69,684	*
Sherrese M. Smith[7]	63,364	*
Emily Heath[8]	58,380	*
Nora M. Denzel[9]	34,860	*
John C. Chrystal[10]	2,901	*
All Current Directors and Executive Officers as a Group (12 Persons)	57,493,790	9.3%

* Less than 1%

(1) Includes 10,038 shares issuable upon the settlement of RSUs vesting on September 10, 2025 and 49,816,185 shares beneficially owned by PaBa Software s.r.o., of which Mr. Baudis is the sole owner and is deemed to have full voting and dispositive power.

(2) Includes 302,000 shares of common stock held by the Vlcek Family Foundation for which Mr. Vlcek exercises voting and dispositive power.

(3) Includes 103,000 shares held by the VPJW Revocable Trust and 517,477 shares held by the VPJW Exempt Gift Trust, both for which Mr. Pilette exercises voting and dispositive power.

(4) Includes 11,003 shares issuable upon the settlement of RSUs vesting on September 1, 2025 and September 10, 2025.

(5) Includes 10,038 shares issuable upon the settlement of RSUs vesting on September 10, 2025 and 81,025 shares held by the Romans-Barsamian Revocable Trust for which Ms. Barsamian exercises voting and dispositive power.

(6) Includes 10,038 shares issuable upon the settlement of RSUs vesting on September 10, 2025 and 59,646 shares held by The Brandt Family Trust for which Mr. Brandt exercises voting and dispositive power.

(7) Includes 11,003 shares issuable upon the settlement of RSUs vesting on September 1, 2025 and September 10, 2025.

(8) Includes 10,038 shares issuable upon the settlement of RSUs vesting on September 10, 2025.

(9) Includes 10,038 shares issuable upon the settlement of RSUs vesting on September 10, 2025.

(10) Includes 2,901 shares issuable upon the settlement of RSUs vesting on September 10, 2025.

Executive Compensation and Related Information

Compensation Discussion & Analysis

This compensation discussion and analysis (CD&A) provides an overview of our executive compensation philosophy, our fiscal year 2025 (FY25) executive compensation program, and the FY25 compensation decisions made by the Compensation Leadership and Development Committee (Compensation and Leadership Development Committee) with respect to the executive officers who are identified in the "Summary Compensation Table" below (NEOs):

NEOs

Named Executive Officer	Title
Vincent Pilette	Chief Executive Officer (CEO) and President
Natalie Derse	Chief Financial Officer (CFO)
Bryan Ko	Chief Legal Officer, Corporate Secretary and Head of Corporate Affairs
Ondrej Vlcek[1]	Former President

(1)   During FY25, on June 13, 2024, Mr. Vlcek transitioned from Gen and departed from his role as President, but continued to serve as a member of the Board and provide consulting services to the Company to ensure an orderly transition.

Executive Compensation Summary

About Gen

We are a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock and more. Our cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. Leveraging our technology platforms, we integrate software and service capabilities within these three categories into comprehensive and easy-to-use products and solutions across our brands. We bring award-winning products and services in cyber safety, covering security, privacy, identity protection and financial wellness to approximately 500 million users in more than 150 countries, empowering them to live their digital lives safely, privately, and confidently today and for generations to come.

FY25 Executive Compensation at a Glance

In FY25, our Compensation and Leadership Development Committee approved an executive compensation program that was intended to drive long-term value creation for our combined company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. We continued to value the importance of being a responsible business, given our global customer base, and our Compensation and Leadership Development Committee again incorporated responsible business related metrics into our annual incentive plan.

Our stockholders have provided high levels of support for our executive compensation program. At our 2024 Annual Meeting of Stockholders, the vote on the fiscal year 2024 compensation of our named executive officers passed with approximately 95% of the total votes cast (for or against). We believe this support reflects our strong pay-for-performance alignment, our commitment to reflecting best governance practices in our compensation program, and our active engagement and open dialogue with our stockholders. The Compensation and Leadership Development Committee regularly takes feedback received from stockholders into consideration when making decisions regarding our executive compensation program.

Our Compensation Philosophy

Drive Business Success	Our executive compensation program is designed to drive our success as a market leader in cybersecurity, privacy, identity, and financial wellness.
Pay for Performance	Our focus is to reward for outstanding company and individual performance, team success, and quantitative results that drive our short- and long-term company objectives; we aim to closely align the majority of our executive officers' overall target total compensation via long-term performance-based incentives.
Attract and Retain	We aim to attract and retain high performing and talented executive officers while maximizing long-term stockholder value.
Balancing and Aligning Interests with Stockholders	Equity awards with multi-year vesting and performance requirements help align our executive officers' pay with the creation of long-term stockholder value. In addition, we are sensitive to how equity investments will impact our cost structure and stockholder dilution.

FY25 Performance Highlights and Pay for Performance Alignment

In FY25, we delivered another year of profitable growth, as reflected in the table below. We expanded operating margin and EPS as we scaled topline and profitability with operational discipline and a balanced capital allocation approach, returning capital to shareholders and driving shareholder value. Our FY24 cash flow was increased by an $899 million income tax refund related to the filing of our fiscal 2023 tax return.



We also saw strong results with respect to our key performance metrics, as we increased direct customer count, bookings, retention rate, and average revenue per user (ARPU) year-over-year. Please note that our FY24 bookings growth reflects the impact of an additional five and a half months of bookings contribution from the Avast plc acquisition, which occurred in September 2022 (Avast Merger).

Since the closing of the Avast Merger, we have increased our direct customer base to over 40 million, overall annual ARPU by over $3, and our overall retention rate by two points. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings and channel distribution.







We believe that the compensation received by our NEOs for FY25 reflects our performance and accomplishments during the past year as well as the rigor of our performance goals. The following table presents a summary of the performance-based components of our FY25 executive compensation program and FY25 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY25 Executive Annual Incentive Plan (EAIP)	100% based on FY25 bookings growth	**101.1%**	**138%**
	FY25 non-GAAP operating income threshold goal, which must be achieved prior to any payout	**104.0%**	**Met**
	Responsible business modifier (applied after determining payout based on FY25 bookings growth metric)	✓	**+7%**
FY25 Performance-based Restricted Stock Units	50% based on 3-year total shareholder return (TSR) relative to the Nasdaq Composite Index	NA	NA
	50% based on average bookings growth and average non-GAAP operating margin >50%	NA	NA
FY23 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**68.7% Rank**	**175%**
	50% based on average bookings growth and average non-GAAP operating margin >50%	**11.7%**	**200%**

(1) Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY25 or which were earned following the completion of FY25, except we have included a brief discussion of PRUs granted in previous years under our Value Creation Program.

(2) Achievement certified by the Compensation and Leadership Development Committee following the end of FY25.

Say-On-Pay and Stockholder Engagement

At our 2024 Annual Meeting of Stockholders, the vote on the fiscal year 2024 (FY24) compensation of our NEOs passed with approximately 95% of the votes cast (excluding abstentions).

In addition to our annual "say-on-pay" vote, we are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2025, we completed investor outreach to a majority of our largest stockholders. In these meetings, we discussed matters such as Gen's results, prospects, business model, corporate governance, and executive compensation programs and goal settings and metrics. Following these meetings, we shared stockholder feedback and trends and developments about corporate governance, responsible business matters, executive compensation and other issues with our Board, our Compensation and Leadership Development Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

Additionally, accountability to our stockholders continues to be an important component of the Company's success. We take accountability seriously and seek feedback through stockholder engagement to understand investor views and preferences.

Following our discussions with investors this year, we determined not to make any changes to our corporate governance practices in FY25. We also determined it to be appropriate for the FY25 compensation program to maintain many of the same elements as our FY24 compensation program, except in the case of our FY25 executive annual incentive plan, in which we eliminated non-GAAP operating income as a weighted metric (this metric continues in the FY25 plan as a threshold gate) and increased the weighting of the bookings growth metric from

50% to 100%. This change was made to help refocus and drive our Executives to deliver on increasing profitable growth, rather than the initiative to realize promised cost synergies related to the Avast Merger in FY24. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY25 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain responsible business metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative TSR.
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We reference a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘ **No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘ **No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘ **No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘ **No short sales, hedging**	We do not permit short-sales, hedging or pledging of our stock.
⊘ **No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘ **No excessive severance**	We do not provide excessive severance payments.
⊘ **No SERPs**	We do not provide executive pension plans or SERPs.
⊘ **No excessive perks**	We do not provide excessive perquisites.
⊘ **No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘ **No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

FY25 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 50
Executive Annual Incentive Plan	Cash	Annual	100% based on Bookings growth with FY25 non-GAAP operating income threshold goal, which must be achieved prior to any payout. Final payout subject to a responsible business modifier -/+10%.	Page 50
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY27 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index.	Page 53
			50% of PRUs vest in full at end of FY27 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 55

Appropriate Pay Mix

Our FY25 compensation philosophy is designed around "pay-for-performance" so that a large portion of our NEOs' total target direct compensation is "at-risk" and performance-based. In determining the mix of the various reward elements and the value of each component, the Compensation and Leadership Development Committee considered the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation, and retention concerns. Executive officers generally have a greater portion of their compensation at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence Gen's performance.

From time to time, special business conditions, such as a highly competitive talent market and acquisitions that create unique business needs, may warrant additional compensation, such as equity awards to properly incentivize and retain executive officers. In FY25, we did not grant any equity awards outside of normal executive compensation incentive programs to our NEOs.

As illustrated by the following charts, for FY25, approximately 95% of our CEO's annual target total direct compensation was at-risk and approximately 60% is performance-based, and on average approximately 91% of our other named executive officers' annual target total direct compensation opportunity was at-risk, and approximately 58% is performance-based.



**FY25 Total Direct Compensation Mix
CEO***

• Performance-Based 60 % • At-Risk Compensation 95%
• Base Salary 5% • FY25 EAIP 7% • PRUs 53% • RSUs 35%



**FY25 Total Direct Compensation Mix
except CEO***

• Performance-Based 58% • At-Risk Compensation 91%
• Base Salary 9% • FY25 EAIP 8% • PRUs 50% • RSUs 33%

*   EAIP is reflected at target and does not reflect the actual payout. PRUs and RSUs are reflected at their grant date fair value.

CEO Compensation and Performance Alignment

The Compensation and Leadership Development Committee takes seriously its responsibility to maintain appropriate pay for performance alignment, and believes the compensation received by our NEOs for FY25 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. We set rigorous short- and long-term incentive goals and use equity awards to ensure executive compensation is aligned with stockholder value creation, as illustrated in the chart below, which shows the relationship between our CEO's target compensation and his realizable pay for FY25. Our CEO's realizable pay increased due to an increase of our stock price and an improvement in our operational performance.



CEO Target Pay v. CEO Realizable Pay

Legend: ■ Base Salary ■ Annual Cash Incentive Award ■ FY25 RSUs ■ FY25 PRUs ■ Total

*   "Target Pay" is the sum of (a) our CEO's salary rate for FY25, (b) his FY25 target annual cash incentive award opportunity, and (c) the grant date fair value of his long-term incentive compensation awards granted in FY25.

**   "Realizable Pay" is the sum of (a) our CEO's salary earned for FY25, (b) his annual incentive award earned for FY25, (c) the value of his RSUs granted in FY25, are valued based on our closing stock price on March 28, 2025, the last trading day of FY25, multiplied by the number of unvested RSUs, and (d) the value of PRUs granted in FY25 are valued based on the target number of shares multiplied by our closing stock price on March 28, 2025. This value will fluctuate over time and does not represent what the CEO received as of the end of FY25.

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Key executives' salaries reviewed and set annually by the CEO & Compensation and Leadership Development Committee (or just the Compensation and Leadership Development Committee with respect to CEO salary).
	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group, internal pay equity and our overall salary budget.
	Annual salary review by CEO for other executives.

Annual Cash Incentive Award

Philosophy	Establish appropriate, market competitive, short-term performance measures to help drive future growth and profitability, and support accountability and progress towards our responsible business goals.
	Reward achievement of short-term performance measures consistent with financial plan and responsible business strategy.
Target Amount Considerations	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group and internal pay equity.
	Desired market position for each NEO.
Award Design Considerations	We believe program metrics strongly correlate with stockholder value creation, are transparent to investors, balance growth and profitability, and reflect our mission to increase global representation of our underrepresented groups at all levels.
	Metrics are established based on a range of inputs, including short-term growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets and market expectations, and our talent management strategy.
	Financial and operating performance payout curves set to substantially drive increased customer subscriptions and profit in accordance with our FY25 financial plan.
Performance Conditions	Bookings growth and non-GAAP operating income targets, with a modifier (+/- 10%) based on progress towards multi-year responsible business goals.
	See Annex A for the definition of bookings and a reconciliation of non-GAAP operating income to GAAP operating income.

Annual Equity Incentive Awards

Philosophy	Establish appropriate, market competitive, performance measures to substantially drive future short- and long-term growth and profitability.
	Multi-year vesting and performance requirements help align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our long-term success to attract and retain talent in a highly competitive market.
	Reward NEOs for creating stockholder value over the long term.
Grant Mix	Equity awards are a mix of PRUs and RSUs, with PRUs comprising the majority.
Target Amount Considerations	NEO's role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.
Award Design Consideration	NEOs should be incentivized to drive long-term financial performance, including share price appreciation.
	Metrics should align with long-term financial and operational goals and balance top-line growth with profitability.
	There should be a relative performance measure that should reflect representation of the potential opportunity cost of investing in Gen versus other Nasdaq companies.
	Attract and retain valuable NEOs.
Vesting Conditions	50% of PRUs vest in full at end of FY27 based on achievement of 3-year relative TSR versus the Nasdaq Composite Index.
	50% of PRUs vest in full at end of FY27 based on average bookings growth and average non-GAAP operating margin >50% over a three-year period (FY25 to FY27).
	RSUs are time-based and vest annually over three years: (33%/33%/34%).

Base Salary

The following table presents each NEO's annual base salary for FY25. There was no increase in the base salaries of our NEOs in FY25 as compared to FY24.

Named Executive Officer	FY25 Annual Salary ($)
Vincent Pilette	950,000
Natalie Derse	600,000
Bryan Ko	530,000
Ondrej Vlcek[(1)]	738,989

(1) Mr. Vlcek departed from his role as President on June 13, 2024. Amount represents his base salary rate for FY25 prior to his departure.

All NEOs remained at the same level of base salary as they received in FY24.

Executive Annual Incentive Plan (EAIP)

The following table presents each NEO's target i for FY25 under the FY25 Executive Annual Incentive Plan (the FY25 EAIP) expressed as a percentage of base salary. There was no increase in the target incentive opportunities of our NEOs in FY25 as compared to FY24.

Named Executive Officer	FY25 Individual Incentive Target (%)	FY25 Target ($)
Vincent Pilette	125	1,187,500
Natalie Derse	100	600,000
Bryan Ko	80	424,000
Ondrej Vlcek[(1)]	100	738,989

(1) Mr. Vlcek departed from his role as President on June 13, 2024. Amount represents his target incentive opportunity for FY25 prior to his departure. Following his departure, Mr. Vlcek ceased to eligible in the EAIP and did not earn an EAIP payout.

The actual payout amount for each NEO under the FY25 EAIP was determined using the same formula as in FY24, with two key changes: the weight of the Bookings Growth metric was increased from 50% to 100%, and non-GAAP Operating Income was removed as a weighted metric—though it remains as a threshold gate in the FY25 plan. These adjustments were made to sharpen executive focus on accelerating growth after realizing the cost synergies realized from the Avast merger in FY24.


FY25 Company Performance
0% - 200%
Responsible Business Modifier
Base Salary ($)
×
NEO FY25 EAIP Target (%)
×
Average Achievement % of:
100% based on Bookings growth with FY25 non-GAAP operating income threshold goal
+/-
+/- 10% of Payout ($)
=
FY25 EAIP Individual Payout Amount ($)

Executive Annual Incentive Plan — Company Performance Metrics

The Compensation and Leadership Development Committee selected company performance metrics under the FY25 EAIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Definition	Purpose
Bookings Growth (weighted 100%)	"Bookings," as described in "Annex A — Reconciliations" in this proxy statement.	Bookings aligns to Gen's growth objectives by incentivizing our executives to drive new customer subscriptions.
Non-GAAP Operating Income (Threshold Goal Prior to Any Payout)	"Non-GAAP operating income," as described in "Annex A — Reconciliations" in this proxy statement.	Non-GAAP operating income aligns to our long-term business model to increase Gen's profitability.

If the FY25 non-GAAP operating income threshold goal was attained, any payout under the FY25 EAIP would then be determined based on bookings growth achievement, subject to adjustment upwards or downwards for each NEO by up to 10% based on progress made towards certain responsible business goals. While the non-GAAP operating income threshold goal needed to be achieved for the NEOs to receive an EAIP payout, achievement of non-GAAP operating income in excess of the threshold goal did not impact the EAIP corporate funding percentage and the bookings growth threshold goal also had to be achieved in order for the EAIP to be funded. Both the threshold and target booking goals were set above prior year results and the maximum possible payout for the FY25 EAIP was limited to 200% regardless of the responsible business modifier.

	Bookings Percent of Plan[1]	Funding (%)
Threshold	95%	0%
Target	100%	100%
Max	103%	200%

(1)   Funding based on linear interpolation for performance between threshold and target and target and maximum performance. We do not disclose actual dollar performance goals for competitive reasons.

Executive Annual Incentive Plan — Company Results

For FY25, the Compensation and Leadership Development Committee approved bookings achievement of 101.1% of plan and approved operating income threshold equivalent to FY24 Non-GAAP operating profit dollars, which resulted in funding at 138% overall. The following graph shows the threshold, target, and maximum payouts under the FY25 EAIP, along with actual company performance and funding.



FY25 EAIP

In addition to our bookings growth metric and non-GAAP operating metric achievement, the EAIP had a +/- 10% responsible business modifier that could be applied to the final EAIP payout at the discretion of the CEO & Compensation and Leadership Development Committee, which was based on the achievement against certain responsible business goals that were focused on improving representation, and each NEO's contributions toward such goals.

Given our demographics in FY25, and considering the overall business performance of the Company and our NEOs, the Compensation and Leadership Development Committee approved a 7% responsible modifier to be applied to all NEOs final FY25 EAIP payout. The Compensation and Leadership Development Committee has determined that in light of evolving business priorities, the FY26 EAIP modifier will not be based on representation goals but will instead be based on other responsible business priorities.

Executive Annual Incentive Plan — FY25 Payout Results

NEO	Base Salary ($)	Annual Incentive Target (%)	Company Performance Funding Achievement (%)	Responsible Business Modifier (%)(+/-)	Individual Payout Amount ($)
Vincent Pilette	950,000	125	138	7	$1,721,875
Natalie Derse	600,000	100	138	7	$ 870,000
Bryan Ko	530,000	80	138	7	$ 614,800
Ondrej Vlcek		0	0	0	

Equity Incentive Awards

Annual Equity Incentive Awards — Overview

The primary purpose of our annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our NEOs have an opportunity to realize a stake in Gen's financial future. The gains realized in the long term depend on our NEOs' ability to drive the financial performance of Gen and our share price performance.

When granting annual equity incentive awards to NEOs, we consider their role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.

The Board and the Compensation and Leadership Development Committee believed that for the FY25 annual equity incentive award program, a mix of PRUs and RSUs continued to be the appropriate annual long-term equity incentive for NEOs.

All NEOs received 60% of the value of their target annual equity incentive award in the form of PRUs and 40% being in the form of RSUs. This mix is a common practice among the external market and our FY25 peer group, and we believe that such a mix will motivate our NEOs to contribute to our long-term success and stock price appreciation while also encouraging long-term retention.



| **FY25 Target Equity Award Opportunity CEO** | **FY25 Target Equity Award Opportunity NEOs except CEO** |

Annual Equity Incentive Awards — FY25 Performance-based Restricted Stock Units

In FY25, each of our NEOs received a grant of FY25 PRUs, which vest based on the achievement of two equally weighted metrics:

- Three-year relative TSR measured against the Nasdaq Composite Index; and

- Three-year Average Bookings Growth Percentage plus Average non-GAAP Operating Margin Percentage Greater than 50% ending April 2, 2027.

In FY25, we maintained a blended bookings growth and non-GAAP operating margin goal to reflect the view that we should balance sustained topline growth with profitability. The table and charts below provide more information regarding our FY25 PRU design:

Metric	Measurement Period	Metric Objective (50% of Target)	Vesting Conditions
3-year relative TSR vs. Nasdaq Composite Index	FY25-FY27	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	Earned portion vests at end of FY27.
3-year Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%(1)(2)	Measured over last three-years of FY25-FY27	Measures average bookings growth and average non-GAAP operating margin growth over 50% as measured over a multiple year period to drive topline growth as well as profitability.	Earned portion vests at end of FY27.

(1) For example, if achievement of average bookings growth is 3% and average non-GAAP operating margin for the performance period is 55%, final achievement equates to 8% (3% + (55-50%, or 5%)).

(2) "Non-GAAP operating margin" is determined as described in "Annex A — Reconciliations" in this proxy statement.

FY25 PRU Design — TSR Component


FY25
FY26
FY27
50% -3–year Relative TSR vs. Nasdaq Composite Index
Payout Range 0% - 200%

FY25 PRU Design — Bookings Growth Plus Average Non-GAAP Operating Margin Component


FY25
FY26
FY27
50% -3–year Average Bookings Growth + Average Non-GAAP Operating Margin
Payout Range 0% - 200%

Mr. Pilette, Ms. Derse, Mr. Ko were granted their PRUs by the Compensation and Leadership Development Committee in May 2024. As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, Mr. Vlcek's was not granted any PRU awards in May 2024.

The Board and the Compensation and Leadership Development Committee believe that TSR promotes stockholder alignment and creates an unambiguous link between the compensation of our NEOs to long-term enterprise value creation since this metric is directly linked to our long-term TSR relative to the Nasdaq Composite Index. The Board and the Compensation and Leadership Development Committee, based on input from its compensation consultant, concluded that the use of the Nasdaq Composite Index was an appropriate benchmark given the broad-based nature of the index, the inclusion of Gen in the index, and because the Nasdaq Composite Index represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective.

The Board and the Compensation and Leadership Development Committee also believed that given the strategic importance of balancing sustained topline growth with profitability, implementing a 3-year plan using 3-year average bookings growth and average non-GAAP operating margin goal measured at the end of fiscal year 2027 (FY27) would help us remain focused on long-term success.

Achievement under the FY25 PRUs will not be certified by the Compensation and Leadership Development Committee until the end of FY27 and each participating NEO must remain in service through the end of the performance period. The following charts present the threshold, target and maximum performance levels and payouts of the relative TSR, bookings and non-GAAP operating margin goals:

FY25 3-Year Bookings Growth % + Operating Margin % >50%



FY25 3-Year Relative TSR PRU Component



The following table summarizes the PRU awards granted to our NEOs in FY25.

NEO	FY25 PRU Award Amount (#)	FY25 PRU Grant Date Fair Value ($)
Vincent Pilette	206,259	$8,541,185
	206,259	$4,838,836
Natalie Derse	71,124	$2,945,245
	71,124	$1,668,569
Bryan Ko	56,899	$2,356,188
	56,899	$1,334,851

Annual Equity Incentive Awards — FY25 Restricted Stock Units

RSUs represent the right to receive one share of Gen common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. Mr. Pilette, Ms. Derse, Mr. Ko were granted their RSUs by the Compensation and Leadership Development Committee in May 2024. The RSUs were granted for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame. As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, Mr. Vlcek's was not granted any PRU awards in May 2024. The following table summarizes the RSU awards granted to our NEOs in FY25.

NEO	FY25 RSU Award Amount (#)	Grant Date Fair Value ($)	Vesting Criteria[1]
Vincent Pilette	275,012	6,451,782	33%/33%/34%
Natalie Derse	94,832	2,224,759	33%/33%/34%
Bryan Ko	75,865	1,779,793	33%/33%/34%
Ondrej Vlcek	—	—	—

(1) RSUs vest on each of May 1, 2025, May 1, 2026, and May 1, 2027, subject to service through the applicable vesting date.

Annual Equity Incentive Awards — Previously Granted FY23 Performance-based Restricted Stock Units

In FY23, each of our NEOs, other than Mr. Vlcek, received a grant of FY23 PRUs which vested at the end of FY25. The FY23 PRUs vested based on the achievement of two equally weighted metrics:

- Three-year relative-TSR measured against the Nasdaq; and
- Three-year plan measuring Average Bookings Growth Percentage plus Average non-GAAP Operating Margin Percentage Greater than 50% over the last two-fiscal year period ending March 28, 2025.

Metric	Measurement Period	Metric Objective (50% of Target)	Actual Performance	% Of Target Achievement
3-year relative TSR vs. Nasdaq	FY23-FY25	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	68.73% Rank	175%
2-year Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%	Measured over a two-year period from FY24-FY25	Measures average bookings growth and average non-GAAP operating margin growth over 50% as measured over a multiple year period to drive topline growth as well as profitability.	11.7%	200%
		Total Final Achievement		188%

FY23 PRU Design — TSR Component



FY23 PRU Design — Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%



The following charts present the potential threshold, target and maximum performance levels and payouts of the relative TSR:



FY24-FY25 Bookings Growth % + Operating Margin % >50%



FY23-FY25 Relative TSR

Following the end of FY25, the Compensation and Leadership Development Committee certified the final performance achievement of the FY23 PRUs at 188% of target, based on final Bookings Growth Plus Average Non-GAAP Operating Margin above 50% metric achievement of 200% of target and final Relative TSR metric achievement of 175%, which resulted in the release of shares to each NEO as set forth in the table below.

NEO	FY23 PRU Award Target Amount (#)	FY23 PRUs Earned (#)
Vincent Pilette	255,236	478,568
Natalie Derse	73,862	138,491
Bryan Ko	68,182	127,841

Previous Granted Equity Incentive Awards—FY22 Value Creation Program I (VCP I) (FY22-FY26)

VCP I was adopted in FY22 to align, incentivize and retain key executives in connection with the Avast acquisition, which was a key milestone in the first phase of Gen's transformation. The first phase of the transformation strategy was focused on realizing synergies to help build technical and go-to-market capabilities, building scale, and developing a foundational platform that powers consumers' digital freedom. During FY25, we did not grant any awards under VCP I and did not make any compensation decisions with respect to the program. The number of VCP I PRUs that may be earned during the performance period, which will end following the completion of FY26 will range from 0% to 300% of the target shares granted, based upon the Company's share price appreciation, as measured against certain share price targets (and subject to the achievement of certain relative TSR threshold targets). For more information on VCP I, including the specific targets, please see the "Compensation Discussion and Analysis" in our proxy statement, which was filed on July 31, 2023. To date, none of the PRUs granted under VCP I have vested. As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, all of Mr. Vlcek's unvested PRUs, including his VCP I award, were forfeited as of June 13, 2024.

Benefits

In addition to the compensation components described above, the following benefits are provided.

FY24 Benefit	Philosophy and Rationale
401k Plan with Company matching **Health and Dental Coverage Life** **Insurance Disability Insurance** **Unlimited Time Off**	Provides our NEOs with competitive broad-based employee benefits on the same terms as are generally available to the majority of our employees.
Nonqualified deferred compensation plan	Provides our U.S.-based executive officers with the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred. Prior to the start of FY24, the plan was frozen.
	The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2025," on page 72.
Reimbursement for up to $10,000 for financial planning services.	Provides financial planning assistance given the complexity of executive officer compensation and financial arrangements to allow executives to concentrate on their responsibilities and our future success.

Severance and Change of Control Benefits

The following table provides information regarding the severance arrangements that we have with our NEOs. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY25, are disclosed in "FY25 Executive Compensation," above and under "Potential Payments Upon Termination or Change-in-Control," below.

Attract and Retain Executives	Intended to ease an NEO's transition due to an unexpected employment termination or retain an NEO through a significant corporate transaction.
Align Interests with Stockholders	Mitigate any potential employer liability and avoid future disputes or litigation; retain and encourage our NEOs to remain focused on our business and the interests of our stockholders when considering or implementing strategic alternatives.
At-will Employment	The employment of our NEOs is "at will," meaning we can terminate them at any time, and they can terminate their employment with us at any time.
Amount and Conditions for Severance	Severance arrangements should be designed to: (i) provide reasonable compensation to executive officers who leave Gen under certain circumstances to facilitate their transition to new employment and (ii) require a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post- employment compensation payments or benefits.
Acceleration upon Death or Disability	PRU and RSU acceleration is consistent with the practice of many of our peers and encourages our employees to remain employed with us.
Double-Trigger Acceleration	"Double-trigger" provisions promote morale and productivity and encourage executive retention in the event of a corporate transaction.
Acceleration if Awards are Not Assumed or Substituted in a Corporate Transaction	We believe that such benefits preserve the retention power of unvested equity following a change in control of the Company and also provide for a reasonable benefit in the event that awards are not continued.
Executive Severance Plan	Provides for cash severance and other benefits where the individual's employment is terminated without cause outside of the change in control context, contingent on execution of an acceptable release.
Executive Retention Plan	Provides for double trigger acceleration of vesting of equity awards and cash severance benefits where the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control, contingent on execution of an acceptable release; no "golden parachute" excise tax gross-ups.

Vlcek Departure

On June 13, 2024, Mr. Vlcek transitioned from Gen and departed from his role as President, but continues to serve as a member of the Board and provide consulting services to the Company to ensure an orderly transition. In connection with this transition, Mr. Vlcek entered into an agreement with the Company (Transition Agreement), which supersedes any prior employment agreement Mr. Vlcek previously had with the Company. Pursuant to this Transition Agreement, Mr. Vlcek will provide consulting services on various matters, including matters related to innovation and technology at the request of the Company, which will be in addition to his regular ongoing responsibilities as a member of the Board.

As compensation for these services and his service on the Board, Mr. Vlcek's existing time-based restricted stock units excluding the Holding RSUs (as defined below) continued to vest in accordance with their applicable award agreements and the Company's 2013 Equity Incentive Plan, as amended, until June 13, 2025. Mr. Vlcek did not receive any additional non-employee board member compensation in connection with his service as a board member during his transition period. Additionally, as of the date of his departure, all of Mr. Vlcek's unvested PRUs and all other unvested tranches of his time-based grants described above were forfeited. Further, Mr. Vlcek previously agreed to hold for three years all Gen stock received as consideration from the Avast transaction, in return for which the Company granted time-based restricted stock units (Holding RSUs), which would only vest if he satisfies this holding requirement and provides services through the end of the holding period. The Holding RSUs will continue to vest in accordance with their terms so long as Mr. Vlcek is either a member of Gen's Board of Directors or acts as a consultant to the Company and satisfies the holding requirement, which is contingent upon Mr. Vlcek not rescinding the Transition Agreement.

CERTAIN CHANGES COMING IN FY26

FY26 Value Creation Program II (VCP II) Equity Incentive Awards (FY27-FY30)

In July 2025, in conjunction with its annual compensation review process, the Board approved VCP II, a long-term value creation program for a select set of key executives of the Company who are leading the second phase of our transformation to further diversify our business and materially accelerate the growth of our trust based solutions in financial wellness and beyond. The purpose of the award is to create a direct incentivization mechanism for these executives with greatest responsibility for execution that drives performance against goals closely tied to our transformation objectives and strongly aligns executives' pay outcomes with their ability to create sustained and substantial stockholder value creation.

The Company's CEO and leadership team demonstrated strong strategic leadership over the course of our first phase of transformation, beginning with the creation of a consumer-focused cyber safety company in 2019 and most recently with its acquisition of MoneyLion and creation of a synergistic trust-based solutions business. Under our CEO's leadership, the Company transformed from legacy cyber security products towards an AI-powered identity-first platform that serves as a daily cyber safety companion. As a result, the company nearly doubled revenue going from $2.4B in FY20 to $3.9B last year, and more than doubled EPS from $0.90 per share to $2.22 per share over the same period. This team's proven track record underpins the Compensation Committee's and Board's conviction that this continues to be the right leadership team to lead the second phase of our transformation.

Given the incredible amount of sustained focus, effort and leadership that is now needed to navigate the Company through the second chapter of its transformation and deliver on its lofty value creation goals, the Compensation Committee, in consultation with its independent compensation consultant, external counsel and the independent members of the full Board, determined that VCP II was in the best interests of the Company and its stockholders. The VCP II encourages continuity within the leadership team in a highly competitive market for CEO and executive talent while driving execution of our business objectives.

VCP II is 100% performance-based and designed to incentivize extraordinary outperformance that significantly increases revenue on an absolute basis and rewards strong total shareholder returns on a relative basis. The performance measurement period for revenue growth commences after the completion of the existing VCP I at the end of fiscal year 2026 and spans four fiscal years (FY27 to FY30). VCP II has outsized revenue growth targets to motivate the leadership team to double the Company's FY25 revenue by the end of FY30 and does not provide for any payout unless the Company's revenue has increased by at least 50%. To ensure that revenue is grown in alignment with shareholder interests, the awards also utilize a relative TSR modifier which both sets the target payout level at the index 55th percentile against the Nasdaq Composite and caps payouts at target in the event the Company's absolute TSR is negative. The awards cliff vest following the end of FY30, subject to continuous service through the vesting date.

The award size for each executive is approximately 1 times each executive's FY26 annual equity incentive award with some variability. In determining the award size, the Compensation Committee and the independent members of the Board considered, among other things, each NEO's role, responsibilities and performance, the holding power of each executive's existing unvested equity awards, market data from our compensation peer group, the difficulty of achieving the revenue goals, and the fact that 100% of the awards are performance-based.

Philosophy and Award Design Consideration	Drive sustained and substantial stockholder value creation, as well as alignment of executive and stockholder interests, through long-term equity incentive awards with multi-year cliff vesting that are 100% performance based.
	Align leadership team to deliver on the second phase of the transformation of Gen that is required to diversify its business and further develop its trust-based solutions and deliver outsized stockholder returns.
	Utilize aggressive revenue hurdles to double the company's FY25 revenue while delivering extraordinary outperformance that significantly increases total shareholder return on a relative basis.
	Service requirement through the payout date, which will occur following the completion of a four-year performance period (FY27 to FY30) and nearly 5 years from the grant date, to align, motivate and retain key employees during the next phase of the company's transformation.
	Measurement period for the operational metrics will not commence until the start of FY26 after the completion of VCP I to align executives and avoid overlapping incentives.
Grant Mix	100% PRUs.
Target Amount Considerations	NEO's role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity, the rigor of the performance targets and the at-risk nature of the 100% performance based long term grants. The award size for each executive is approximately 1 times each executive's FY26 annual equity incentive award with some variability.
Vesting Conditions	PRUs vest in full following the completion of FY30 based on the achievement of outsized revenue growth targets that require extraordinary organic growth and/or synergistic acquisitions, subject to a modifier based on our relative TSR versus the Nasdaq Composite Index, which sets the target payout level at the index 55th percentile against the Nasdaq Composite. No compensation will be earned from this award unless one of the outsized revenue growth targets is achieved.

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance polices applicable to our NEOs:

Policy	Considerations	Material Features
Stock Ownership Guidelines	Promote stock ownership in Gen. More closely align the interests of our executive officers with those of our stockholders.	6x base salary for CEO and President. 3x base salary for CFO. 2x base salary for other Section 16 officers. 1x base salary for CEO's extended leadership team. 5 years from executive officer designation to comply. During 5-year transition period, must retain at least 50% of net-settled equity award shares until ownership requirement is met. During the 1-year period following the exercise of any option or option-like award granted to the CEO, the CEO must retain 100% of the net shares acquired from the Company pursuant to such exercise (i.e., shares remaining after deducting shares used to cover any exercise price and any applicable tax liability). Includes shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned for Section 16 reporting purposes), excludes stock options and unvested PRUs and RSUs. As of June 15, 2025, all continuing NEOs have reached ownership requirements or have remaining time to do so.
Anti-Hedging Policies	Permitting hedging is viewed as a poor pay program practice, as it insulates executives from stock price movement and reduces alignment with stockholders. This policy was established in part to avoid potential or apparent conflict of interests resulting from bets against or hedges regarding our performance.	All directors and employees, including executive officers, are prohibited from short-selling company stock or engaging in transactions involving company-based derivative securities. "Derivative Securities" are options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as company stock. This prohibition includes, but is not limited to, trading in company-based option contracts or engaging in other hedging transactions (for example, buying and/or writing puts and calls, equity swaps, collars, exchange funds, transacting in straddles and the like). Holding and exercising options or other derivative securities granted under Gen's equity incentive plans and holding the contingent value rights acquired in connection with Gen's acquisition of MoneyLion are not prohibited by this policy. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.

Policy	Considerations	Material Features
Anti-Pledging Policies	Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	Covered persons are prohibited from holding company securities in a margin account or pledging company securities as collateral for a loan.
Insider Trading Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO and President and CFO are required to preclear any open market transactions with the General Counsel and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.
Clawback Policy	Permits us to recoup performance-based cash and equity awards when such awards were not properly earned or when executives have engaged in inappropriate actions.	Applies to all executive officers. Allows recoupment of performance-based cash and equity awards if (i) we are required to restate our financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, or (ii) an executive officer violates certain company policies, including Gen's Code of Conduct, Financial Code of Ethics or other Company policies.
Stockholder Approval Policy for Severance Arrangements	Reflects the Compensation and Leadership Development Committee's long-standing self-imposed limit on cash severance benefits.	The Board will seek stockholder approval, before the Company enters into any new employment agreement, severance agreement or similar arrangement with any executive officer of the Company, or before the Board or the Compensation and Leadership Development Committee establishes any new severance plan or policy covering any executive officer of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus.

Approach to Determining Compensation

We are committed to the following pay philosophy and practices described below.



Compensation and Leadership Development Committee Decision Process

The Compensation and Leadership Development Committee generally oversees the compensation of our NEOs and our executive compensation program and initiatives. The Board will from time to time make decisions regarding the compensation of our CEO and other NEOs when such decisions do not relate to our annual executive compensation program and are tied to our overall business strategy and/or are in connection with transformative strategic transactions.

The Compensation and Leadership Development Committee typically reviews executive officer compensation, including base salary, short-term incentives and long-term incentives in the first quarter of each fiscal year. This is timed to align to the fiscal year start and to enable evaluation and incorporation of competitive market compensation levels and practices based on the most recently completed year. In connection with this review, the Compensation and Leadership Development Committee carefully considers any feedback or input it may receive from our CEO and from other sources when evaluating the performance of each executive officer. The Compensation and Leadership Development Committee then sets or in the case of our CEO makes recommendations regarding each NEO's target total direct compensation for the (current) year as an outcome of this review and the other factors described below.

The Compensation and Leadership Development Committee has based most, if not all, of its prior compensation determinations and recommendations, including those made for FY25, on a variety of factors, including:

- A focus on pay-for-performance
- A total rewards approach
- An appropriate pay mix
- Appropriate market positioning and competitiveness
- Avoidance of compensation arrangements that encourage excessive or inappropriate risk taking by our executive officers
- In the case of equity awards, burn rate and dilution
- Company performance and individual performance
- Internal pay equity
- Retention of Key Executive Talent
- Gen's financial condition and available resources
- The accounting and cash flow implications of various forms of executive compensation
- Our need for a particular position to be filled
- The recommendations of our CEO (other than with respect to his own compensation)
- The feedback of our stockholders and investors

As discussed under "Role and Independence of Compensation Consultant" below, for FY25, the Compensation and Leadership Development Committee engaged a compensation consultant and once again conducted a formal benchmarking review. In establishing compensation for our executive officers other than our CEO, the Compensation and Leadership Development Committee gives weight to the recommendations of our CEO, but final decisions about the compensation of our NEOs are made by our Compensation and Leadership Development Committee.

From time to time, special business conditions may warrant additional compensation, such as sign-on bonuses, or equity awards in connection with promotions, in recognition of significant accomplishments, or to attract, retain or incent our executive officers. In these situations, the Compensation and Leadership Development Committee or the Board, as applicable, considers and weighs our business need with the potential costs and benefits of special rewards.

Role and Independence of Compensation Consultant

The Compensation and Leadership Development Committee retains Compensia, Inc. (Compensia), a national compensation consulting firm, to serve as its independent compensation consultant to help the Compensation and Leadership Development Committee understand competitive compensation levels and incentive designs. Compensia was solely hired by, and reports directly to, the Compensation and Leadership Development Committee. At the Compensation and Leadership Development Committee's discretion, Compensia:

- attends Compensation and Leadership Development Committee meetings;
- assists the Compensation and Leadership Development Committee in determining peer companies and evaluating compensation proposals;
- assists with the design of incentive compensation programs; and
- conducts compensation-related research.

In addition, at the Compensation and Leadership Development Committee's direction, Compensia works with our Head of People and Culture and other members of management to obtain information necessary for Compensia to make their own recommendations as to various matters as well as to evaluate management's recommendations. The Compensation and Leadership Development Committee has determined that the work resulting from Compensia's engagement did not raise any conflicts of interest.

Competitive Market Assessments

Market competitiveness is one factor that the Compensation and Leadership Development Committee considers each year in determining or recommending an NEO's overall compensation package, including pay mix. The Compensation and Leadership Development Committee relies on various data sources to evaluate the market competitiveness of each pay element, which are provided by its independent compensation consultant. The proxy statements of peer group companies provide detailed pay data for the highest-paid executives. Further, the Radford Global Technology Survey provides compensation information on a broader group of executives, with positions matched based on specific job scope and responsibilities. The Compensation and Leadership Development Committee considers data from these sources as a framework for making compensation decisions for each NEO's position.

The Compensation and Leadership Development Committee reviews our peer group on an annual basis, with input from its compensation consultant, and the group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, business model, peer group performance, merger and acquisition activity and stockholder input.

In FY25, the Compensation and Leadership Development Committee reviewed our peer group for FY25 and made certain changes to our peer group for FY25, based on the following criteria:

- Focus on software development, or software and engineering-driven companies (with a preference for software companies focusing on security)
- Are generally comparable in terms of size (~0.5x — 2.0x the company's revenue and ~0.25x — 4.0x the company's market cap)
- Are generally comparable in terms of complexity and global reach
- Compete with us for talent

Based on the above criteria, the Compensation and Leadership Development Committee, with input from Compensia, its independent compensation consultant, determined that it was appropriate to add Match Group and to remove Citrix Systems due to acquisition and eBay due to higher revenue and lack of business fit.

As a result, the Compensation and Leadership Development Committee, with input from Compensia, selected the following companies as our FY25 peer group:

Autodesk, Inc.	Equifax Inc.	Okta* ;
Akamai Technologies, Inc.	F5 Networks, Inc.	Palo Alto Networks, Inc.
Check Point Software Technologies Ltd.	Fortinet, Inc.	SS&C Technologies Holdings, Inc.
CrowdStrike Holdings, Inc.	GoDaddy Inc.	TransUnion
DocuSign, Inc.	Juniper Networks, Inc.	Workday, Inc.
Dropbox, Inc.	Match Group	Zoom Communications*
Electronic Arts Inc.	NetApp, Inc.	

* Added in April 2024.

Gen was at the 40th percentile for Revenue and 35th percentile for market capitalization when compared to the FY25 peer group.

Compensation Risk Assessment

The Compensation and Leadership Development Committee, in consultation with Compensia, has conducted its annual risk analysis of Gen's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Gen.

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for our NEOs, thereby discouraging them from taking inappropriate risks. Among other things, our executive compensation program includes the following design features:

- A balanced mix of cash and equity; as well as appropriately balanced fixed (base salary) and variable compensation (cash incentives and equity-based awards);
- A mix of short-term and long-term incentives, with short-term incentives currently representing a significantly lower proportion of the total mix;
- Cash and equity incentives solely based on achieving company performance objectives and subject to our "claw- back" right under certain circumstances;
- Caps on annual cash incentive and PRU payouts;
- Stock ownership guidelines which align the interests of our executive officers with those of our stockholders; and
- General alignment with prevalent low-risk pay practices.

Burn Rate and Dilution

We closely manage how we use our equity to compensate employees. In FY25, our gross burn rate was 1.14%, our net burn rate was 0.91% and our overhang was 8.30%. The Compensation and Leadership Development Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our peer group.



Gross burn rate = total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Net burn rate = total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Overhang = total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Tax and Accounting Considerations

While Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation and Leadership Development Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Accounting considerations also play a role in the design of our executive compensation program. Accounting rules require us to expense the grant date fair values of our equity awards (that is, the value of our equity awards based on U.S. GAAP), which reduces the amount of our reported profits under U.S. GAAP. Because of this stock-based expensing and the impact of dilution to our stockholders, we closely monitor the number, share amounts and the fair values of the equity awards that are granted each year.

Compensation and Leadership Development Committee Interlocks and Insider Participation

The members of the Compensation and Leadership Development Committee during FY25 were Susan P. Barsamian, Nora Denzel and Peter Feld. Peter Feld resigned from the Compensation and Leadership Development Committee on May 15, 2025, after the end of FY25. None of the members of the Compensation and Leadership Development Committee in FY25 were at any time during FY25 or at any other time an officer or employee of Gen or any of its subsidiaries, and none had or have any relationships with Gen that are required to be disclosed under Item 404 of Regulation S-K. None of Gen's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation and Leadership Development Committee during FY25.

Compensation and Leadership Development Committee Report

The information contained in the following report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Compensation and Leadership Development Committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the Compensation and Leadership Development Committee has recommended to the Board that the CD&A be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 28, 2025.

By: The Compensation and Leadership Development Committee:
Nora M. Denzel (Chair)
Emily Heath
Susan P. Barsamian

Executive Compensation Tables

The following table shows for the fiscal year ended March 28, 2025, compensation awarded to or earned by our named executive officers.

Summary Compensation Table for Fiscal 2025

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Vincent Pilette *Chief Executive Officer*	2025	950,000	—	19,831,803	1,721,875	6,519	22,510,197
	2024	950,000	—	13,386,893	1,009,375	16,559	15,362,827
	2023	940,385	—	23,336,211	1,005,813	8,956	25,291,365
	2022	885,577	—	11,437,131	1,181,250	13,547	13,517,505
Natalie M. Derse *Chief Financial Officer*	2025	600,000	—	6,838,573	870,000	6,000	8,314,573
	2024	586,538	—	4,697,160	510,000	6,404	5,800,102
	2023	540,385	—	3,647,297	372,680	6,981	4,567,343
	2022	495,192	—	11,197,900	420,000	8,678	12,121,770
Bryan S. Ko *Chief Legal Officer, Secretary and Head of Corporate Affairs*	2025	530,000	—	5,470,831	614,800	11,000	6,626,631
	2024	530,000	—	3,522,881	360,400	13,500	4,426,781
	2023	524,231	—	3,366,811	359,128	10,598	4,260,768
	2022	496,154	—	11,197,900	420,000	16,330	12,130,384
Ondrej Vlcek *Former President*	2025	241,025	—	—	—	—	241,025
	2024	759,121		7,045,716	628,141		8,432,978
	2023	387,196		17,507,192	297,154		18,191,542

(1) The amounts shown in this column reflect the aggregate grant date fair value of RSUs and PRUs calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of each award was determined based on the fair value of our common stock on the grant date except that the fair value of each PRU that contains a market condition was estimated using the Monte Carlo simulation model. For a discussion of the valuation methodology metrics used for PRUs and RSUs, including the underlying assumptions for PRUs that contain a market condition, See Note 15 of our Annual Report on Form 10-K and "Equity Incentive Awards" in the Compensation Discussion and Analysis Section, above. For details of the awards granted in FY25, see the table "Grants of Plan-Based Awards" below.

The table below sets forth the grant date fair value determined in accordance with ASC Topic 718 principles for the performance-related components of these awards. Also set forth below are the grant date fair values pertaining to the market-related component or the TSR adjustment, determined upon the grant dates and which are not subject to probable or maximum outcome assumptions. Additional details of assumptions used in the valuations of the awards are included in Note 15 of our Annual Report on Form 10-K.

All PSU awards granted to Ondrej Vlcek in FY23 and FY24, including TSR and CAGR components, were forfeited as of June 13, 2024, following the executive's departure.

Name	Maximum Outcome of Performance Conditions Fair Value for FY25 ($)	Market-Related Component Fair Value for FY25 ($)	Maximum Outcome of Performance Conditions Fair Value for FY24 ($)	Market-Related Component Fair Value for FY24 ($)	Maximum Outcome of Performance Conditions Fair Value for FY23 ($)	Market-Related Component Fair Value for FY23 ($)
Vincent Pilette	4,838,836	8,541,185	3,365,920	5,533,073	5,888,295	16,466,542
Natalie Derse	1,668,569	2,945,245	1,181,026	1,941,432	1,810,358	1,535,222
Bryan Ko	1,334,851	2,356,188	885,774	1,456,081	1,671,141	1,417,163
Ondrej Vlcek	—	—	1,771,531	2,912,133	4,053,513	9,614,245

(2) For fiscal year 2025, represents the named executive officer's annual bonus under the FY25 Executive Annual Incentive Plan, which was earned in fiscal year 2025 and paid in fiscal year 2026.

(3) The FY25 amounts are comprised of the following:

	Contribution Plans 401(k) ($)	Financial Planning Services ($)	Total ($)
Vincent Pilette	6,519	—	6,519
Natalie M. Derse	6,000	—	6,000
Bryan S. Ko	6,000	5,000	11,000
Ondrej Vlcek	—	—	—

The following table shows for FY25, certain information regarding grants of plan-based awards to our named executive officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2025

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold (#)	Target ($)	Maximum ($)	Threshold ($)	Target (#)	Maximum (#)				
Vincent Pilette											
EAIP		—	1,187,500	2,375,000	—	—	—	—	—	—	—
RSU	5/10/24	—	—	—	—	—	—	275,012	—	—	$6,451,782
PRU TSR	5/10/24	—	—	—	103,130	206,259	412,518	—	—	—	8,541,185
PRU Bookings Growth and Operating Margin (BMG)	5/10/24	—	—	—	51,565	206,259	412,518	—	—	—	$4,838,836
Natalie M. Derse											
EAIP		—	600,000	1,200,000	—	—	—	—	—	—	—
RSU	5/10/24	—	—	—	—	—	—	94,832	—	—	$2,224,759
PRU TSR	5/10/24	—	—	—	35,562	71,124	142,248	—	—	—	2,945,245
PRU BMG	5/10/24	—	—	—	17,781	71,124	142,248	—	—	—	$1,668,569
Bryan S. Ko											
EAIP		—	424,000	848,000	—	—	—	—	—	—	—
RSU	5/10/24	—	—	—	—	—	—	75,865	—	—	$1,779,793
PRU TSR	5/10/24	—	—	—	28,450	56,899	113,798	—	—	—	2,356,188
PRU BMG	5/10/24	—	—	—	14,225	56,899	113,798	—	—	—	$1,334,851

Ondrej Vlcek[5]

(1) The amounts shown in the "EAIP" rows represent potential cash bonus eligible to be earned under the Executive Annual Incentive Plan for FY25. For more information, see "Compensation Discussion and Analysis — Executive Annual Incentive Plan."

(2) The amounts shown in the "PRU TSR" and "PRU BMG" rows represent the PRUs granted in fiscal 2025 under our Gen Digital Equity Incentive Plan with vesting conditions based on achievement levels of specific company performance and market conditions and service through the end of the applicable performance period. For more information, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY25 Performance-based Restricted Stock Units."

(3) The amounts shown in the "RSU" rows represent the service-based RSUs granted in fiscal 2025 under our Gen Digital Equity Incentive Plan. The RSUs become fully vested over three years, with 33%, 33% and 34% vesting on May 1, 2025, May 1, 2026, and May 1, 2027, respectively, subject to service through the applicable vesting date. For more information, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY25 Restricted Stock Units."

(4) Represents the grant date fair value of PRU and RSU awards, in each case, determined in accordance with FASB ASC Topic 718. See footnote (1) to the Summary Compensation Table for more information.

(5) Mr. Vlcek departed from his role as President on June 13, 2024 and ceased to participate in the EAIP and did not receive any PRU or RSU grants.

The following table shows for FY25, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Outstanding Equity Awards at Fiscal Year End 2025

		Option Awards							Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)	Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested[1] ($)
Vincent Pilette	05/10/2024	–	–	–	–	–	275,012[2]	7,268,567	–	–
	05/10/2024	–	–	–	–	–			412,518[3]	10,902,851
	05/10/2024	–	–	–	–	–			206,259[4]	5,451,425
	05/10/2023	–	–	–	–	–	174,414[5]	4,609,762	–	–
	05/10/2023	–	–	–	–	–			390,478[6]	10,320,334
	05/10/2023	–	–	–	–	–			195,239[7]	5,160,167
	07/08/2022	–	–	–	–	–			212,697[8]	5,621,582
	07/08/2022	–	–	–	–	–	57,853[9]	1,529,055	–	–
Natalie M. Derse	05/10/2024	–	–	–	–	–	94,832[2]	2,506,410	–	–
	05/10/2024	–	–	–	–	–			142,248[3]	3,759,615
	05/10/2024	–	–	–	–	–			71,124[4]	1,879,807
	05/10/2023	–	–	–	–	–	61,198[5]	1,617,463	–	–
	05/10/2023	–	–	–	–	–			137,010[6]	3,621,174
	05/10/2023	–	–	–	–	–			68,505[7]	1,810,587
	12/10/2021	–	–	–	–	–			104,626[8]	2,765,265
	05/10/2022	–	–	–	–	–	16,741[9]	442,465	–	–
Bryan S. Ko	05/10/2024	–	–	–	–	–	75,865[2]	2,005,112	–	–
	05/10/2024	–	–	–	–	–			113,798[3]	3,007,681
	05/10/2024	–	–	–	–	–			56,899[4]	1,503,841
	05/10/2023	–	–	–	–	–	45,898[5]	1,213,084	–	–
	05/10/2023	–	–	–	–	–			102,758[6]	2,715,894
	05/10/2023	–	–	–	–	–			51,379[7]	1,357,947
	12/10/2021	–	–	–	–	–			104,626[8]	2,765,265
	05/10/2022	–	–	–	–	–	15,454[9]	408,449	–	–
Ondrej Vlcek[12]	05/10/2023	–	–	–	–	–	45,213[10]	1,194,980	–	–
	11/10/2022	–	–	–	–	–	139,808[11]	3,695,125	–	–

(1) The market value is calculated based on $26.43 per share, the fair value of our common stock on March 28, 2025.

(2) These RSUs granted in fiscal 2025 vest over three years, with 33%, 33% and 34% vesting on May 1, 2025, May 1, 2026, and May 1, 2027, respectively, subject to service through the applicable vesting date.

(3) These PRUs granted in fiscal 2025 (have a three-year performance period from April 1, 2024 to April 2, 2027, and will vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY27. As of March 28, 2025, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(4) These PRUs granted in fiscal 2025 vest after the completion of a three-year period from April 1, 2024 to April 2, 2027, and will vest based on achievement of certain average bookings growth and non-GAAP operating margin performance, subject to service through the last day

of FY27. As of March 28, 2025, the aggregate achievement of the performance metrics was trending between threshold and the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 100% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(5) These RSUs granted in fiscal 2024 vest over three years, with 33%, 33%, and 34% to vest on May 1, 2024, May 1, 2025, and May 1, 2026, respectively.

(6) These PRUs granted in fiscal 2024 have a three-year performance period from April 2, 2023 to April 3, 2026, and will vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY26. As of March 28, 2025, pursuant to SEC rules, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(7) These PRUs granted in fiscal 2024 vest after the completion of a three-year period from April 2, 2023 to April 3, 2026, and will vest based on achievement of certain average bookings growth and non-GAAP operating margin performance measured over a two-year period from FY25-FY26, subject to service through the last day of FY26. As of March 28, 2025, pursuant to SEC rules, the aggregate achievement of the performance metrics was trending between threshold and the target payout level and, as a result, the number of shares shown is 100% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(8) These PRUs granted in fiscal years 2022 and 2023 have a performance period ending April 3, 2026, and will vest based on achievement of certain share price appreciation with relative total shareholder return (rTSR) gates, subject to service through the last day of FY26. As of March 28, 2025, the aggregate achievement of the performance metrics was tracking at below the threshold level and, as a result, the pursuant to SEC rules, the number of shares shown is 50% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(9) These RSUs granted in fiscal 2023 vest over three years, with 33%, 33% and 34% vesting on May 1, 2023, May 1, 2024, and May 1, 2025, respectively, subject to service through the applicable vesting date.

(10) Ondrej Vlcek departed as President on June 13, 2024, and pursuant to his Transition Agreement, these RSUs would continue to vest until June 13, 2025, subject to his continuing to providing consulting services and serve on the Board.

(11) Ondrej Vlcek departed from the Gen Digital as a President on June 13, 2024, and pursuant to his Transition Agreement, these RSU awards would continue to vest, subject to his continuing to providing consulting services and serve on the Board.

(12) Ondrej Vlcek departed from the Gen Digital as a President on June 13, 2024, and pursuant to his Transition Agreement, all his outstanding PSUs, including his VCP PRUs were forfeited on that day.

The following table shows for FY25, certain information regarding option exercises and stock vested during the last fiscal year with respect to our named executive officers:

Option Exercises and Stock Vested in Fiscal 2025

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Vincent Pilette	—	—	681,105	16,689,165
Natalie M. Derse	—	—	203,492	4,957,087
Bryan S. Ko	—	—	184,057	4,500,347
Ondrej Vlcek	—	—	88,128	2,068,858

(1) The number of shares and value realized for stock awards set forth above reflect (i) RSUs that vested and settled in FY25, and (ii) PRUs that vested at the end of the performance period in FY25 but were settled in FY26.

(2) The value realized upon vesting is based on (i) the fair value of our common stock upon vesting for RSUs, and (ii) the fair value of our common stock on March 28, 2025 (the last trading day of FY25) for PRUs.

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended March 28, 2025.

Non-Qualified Deferred Compensation in Fiscal 2025

	Non-Qualified Deferred Compensation				
Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions (#)	Aggregate Balance at Last Fiscal Year-End ($)
Vincent Pilette	—	—	—	—	—
Natalie M. Derse	—	—	—	—	—
Bryan S. Ko	—	—	48,414	—	720,818
Ondrej Vlcek	—	—	—	—	—

(1) The amount reflected includes FY25 salary contributions which is reported as "Salary" in the "Summary Compensation Table" for FY25.

(2) The amount reflected are not included in the Summary Compensation Table for FY25. These amounts consist of dividends, interest and change in market value attributed to each executive officer's entire account balance during FY25 which balance may include deferred compensation from previous periods. The amounts do not include the deferred compensation themselves.

Effective January 1, 2023, the Gen Digital Deferred Compensation Plan was frozen, meaning no new employees could participate in the plan and no future contributions could be made to the plan following such date. Deferrals in the Deferred Compensation Plan will continue to be maintained on behalf of each participant.

Employees located in the US with a base salary of $180,000 or greater, including each of the named executive officers, were eligible to participate in the Gen Digital Deferred Compensation Plan (the Deferred Compensation Plan). The Deferred Compensation Plan provided for the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year and up to 100% of sales commissions as a separate election. Variable pay included annual incentive plan and commission payments. Participants had the opportunity to elect each year prior to the beginning of a calendar year whether to receive that year's deferrals upon a specified date or upon termination of employment, and the form of payment elected will be honored regardless of a participant's length of service.

The Deferred Compensation Plan is "unfunded," and all deferrals are general assets of Gen. Amounts deferred by each participant under the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the Deferred Compensation Plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the Deferred Compensation Plan include the investment funds available under our 401(k) plan as well as additional asset classes. Each participant may change their measurement fund selections on a daily basis. The Deferred Compensation Plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement is met, accumulated benefits in the participant's account will be distributed according to the participant's designated payment election.

Potential Payments Upon Termination or Change-in-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Gen. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which certain of our executive officers participate, see "Non-Qualified Deferred Compensation in Fiscal 2025" above.

Gen Digital Executive Retention Plan

In January 2001, the Board approved the Gen Digital Executive Retention Plan, to address terminations of employment resulting from a change in control of Gen, which was most recently in January 2021. Under the terms of the plan, all equity compensation awards (including, among others, stock options, PRUs, and RSUs) granted by Gen to its Section 16(b) officers (including our named executive officers) would become fully vested (at target or to the extent of achievement for PRUs) and, if applicable, exercisable following a change in control of Gen (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

The plan also provides for the payment of a cash severance benefit for our named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer in the circumstances described above (i.e., following a change in control of Gen after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control).

Gen Digital Executive Severance Plan

In April 2012, the Compensation and Leadership Development Committee adopted the Gen Digital Executive Severance Plan to provide severance benefits to vice presidents and above of Gen as well as certain other designated employees, which was amended and restated by the Board in January 2021. To receive benefits under the plan, participants must (i) be involuntarily terminated from active employment other than for cause (as defined in the plan); (ii) not be terminated due to the sale of a business, part of a business, divestiture or spin-off and offered employment upon terms and conditions substantially identical to those in effect immediately prior to such sale, divestiture or spin-off; and (iii) not be entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Gen.

Under the terms of the plan, a participant will receive severance payments equal to one times the sum of his or her base salary in effect at the time of his or her involuntary termination, COBRA premiums for the duration of the severance pay (12 months), and six months of outplacement services, including counseling and guidance. The participant is solely responsible for all COBRA premiums for his or her continuation coverage. In addition, the participant will receive an additional payment equivalent to 75% of the participant's prorated target cash incentive award under the Executive Annual Incentive Plan in effect for such fiscal year if the participant was terminated in the second half of the fiscal year or after the end of the fiscal year but prior to payment, and was employed in good standing for a minimum of six (6) months prior to his or her termination date.

Payment of such severance benefits is subject to the participant returning a release of claims against Gen.

Death and Disability Acceleration under Award Agreements

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us, all of our PRU and RSU grants (including PRUs and RSUs granted to our NEOs), provide for accelerated vesting in full upon death or disability, with PRUs vesting at target.

Acceleration if Equity Awards Are Not Assumed or Substituted in a Corporate Transaction

In the event of a specified corporate transaction, under the terms of our Equity Incentive Plan, if the successor corporation (if any) fails to assume, replace or substitute awards pursuant to a transaction described above, upon the consummation of such corporate transaction (i) all such awards shall accelerate and be fully vested (or shall vest at such other level(s) as provided in an award agreement) with any performance-based awards vesting at target (or at such other level(s) as provided in an award agreement) and (ii) all such stock options or SARs shall be exercisable for a period of time as set forth in the award agreement.

Vlcek Transition Agreement

In June 2024, in connection from his departure as President and to ensure an orderly transition, Mr. Vlcek entered into an agreement with the Company, which supersedes any prior employment agreement Mr. Vlcek previously had with the Company, which provides for compensation in consideration for certain consulting services and his service on the Board, as more fully described in the section above in the Compensation Discussion and Analysis entitled "Vlcek Departure."

Vincent Pilette

The following table summarizes the value of the payouts to Mr. Pilette pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of his equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of March 28, 2025. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $26.43 on March 28, 2025 (the last trading day of FY25).

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services ($)[1]	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,840,625		23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	2,137,500			—	13,407,384	39,212,209
Termination Due to Death or Disability	—			—	13,407,384	39,212,209
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					13,407,384	39,212,209

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Natalie Derse

The following table summarizes the value of the payouts to Ms. Derse pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of her equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of March 28, 2025. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $26.43 on March 28, 2025 (the last trading day of FY25).

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,050,000		23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	1,200,000			—	4,566,338	14,863,466
Termination Due to Death or Disability	—			—	4,566,338	14,863,466
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					4,566,338	14,863,466

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

Bryan Ko

The following table summarizes the value of the payouts to Mr. Ko pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of his equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of March 28, 2025. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $26.43 on March 28, 2025 (the last trading day of FY25).

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	848,000		23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	954,000			—	3,626,645	13,056,129
Termination Due to Death or Disability	—			—	3,626,645	13,056,129
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					3,626,645	13,056,129

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

Ondrej Vlcek

The following table summarizes the value of the vesting of certain of Ondrej Vlcek RSUs, which are subject to his continued service as a director or consultant, pursuant to the Transition Agreement, which he entered into in connection with his departure on June 13, 2024, as more fully described in the section above in the Compensation Discussion and Analysis entitled "Vlcek Departure" in addition to the value of the vesting that he will receive under the terms of his equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction as of March 28, 2025. Intrinsic values of equity awards that will continue to vest pursuant to the Transition Agreement are based upon the closing price for a share of our common stock of $24.49 on June 13, 2024 (Mr. Vlcek's departure date) and intrinsic values of equity awards that vest in all other circumstances are based upon the closing price for a share of our common stock of $26.43 on March 28, 2025 (the last trading day of FY25).

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Transition Agreement Vesting	—	—	—	—	4,531,164	—
Termination Due to Death or Disability	—	—	—	—	4,890,105	—
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction	—	—	—	—	4,890,105	—

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the ratio of the annual total compensation of Mr. Pilette, our CEO, to the median of the annual total compensation of our employees, and have annualized his base salary as required under Item 402(u) of Regulation S-K. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Our compensation programs and reward offerings are designed to reflect local market practices across our global operations, which have grown significantly over the past few years. As of March 28, 2025, we employed 3,517 employees globally, with approximately 28% based in the United States and 72% based outside of the United States.

Pay Ratio:

- Mr. Pilette's FY25 annual total compensation was $22,503,678, which was calculated in the same manner as the amounts reported in the "Total" column of the "2025 Summary Compensation Table" in this proxy statement.
- The FY25 annual total compensation of our median employee (other than our CEO) was $81,460.
- Based on this information, the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 276 to 1.

Identification of the Median Employee:

For purposes of identifying our median employee, we used our global employee population as of March 28, 2025, identified based on our global human resources system of record, inclusive of all regular employees employed by Gen as of that date. We used total direct compensation as our consistently applied compensation measure. In this context, total direct compensation is the sum of the value of base salary or wages earned, which has been annualized with respect to permanent employees, the annual incentive target amount or annual commission target amount in effect as of March 28, 2025, and the grant date fair value of all equity awards granted during FY25, excluding the value of any modifications. Cash compensation figures were converted from local currency to U.S. dollars using the exchange rate Gen used for FY25 internal budgeting purposes. We did not make any cost-of-living adjustments or utilize the de minimis exemption to eliminate countries representing no more than 5% of our global population in the aggregate as allowed by SEC rules.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (Pay Versus Performance Rules) and does not necessarily reflect how the Compensation and Leadership Development Committee evaluates compensation decisions.

Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[2][4] (e)	Value of Initial Fixed $100 Investment Based On:[5] Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (in millions) (h)	Net Revenue Growth (by percentage)[6] (i)
2025	$22,510,196	$33,544,036	$ 7,591,115	$ 4,928,382	$161	$310	$ 643	4%
2024	$15,362,827	$29,300,356	$ 6,219,954	$11,536,695	$134	$293	$ 607	14%
2023	$25,291,365	$ 5,686,393	$ 9,006,551	$ (105,381)	$100	$201	$1,334	19%
2022	$13,517,505	$20,734,811	$12,126,077	$18,159,360	$154	$210	$ 836	10%
2021	$13,829,574	$24,198,283	$ 4,001,474	$ 5,238,020	$120	$177	$ 554	11%

(1) The following table lists the PEO and non-PEO NEOs for each of fiscal years 2021, 2022, 2023, 2024 and 2025.

	PEO	Non-PEO NEOs
2025	Vincent Pilette	Natalie Derse and Bryan Ko
2024	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2023	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2022	Vincent Pilette	Natalie Derse and Bryan Ko
2021	Vincent Pilette	Natalie Derse, Matthew Brown, Samir Kapuria and Bryan Ko

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Related Information — Executive Compensation Tables — Summary Compensation Table" for additional information).

(3) The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Pilette in accordance with the Pay Versus Performance Rules:

	Summary Compensation Table Total for PEO	Pension Plan Adjustments Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Equity Award Adjustments Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2025	$22,510,196	N/A	N/A	$(19,831,802)	$22,927,750	$ 2,162,792	—	$ 4,934,262	—	$ 840,838	$33,544,036
2024	$15,362,827	N/A	N/A	$(13,386,893)	$17,963,298	$ 4,235,771	—	$ 4,261,074	—	$ 864,279	$29,300,356
2023	$25,291,365	N/A	N/A	$(23,336,211)	$10,908,779	$(5,774,617)	—	$(2,068,928)	—	$ 666,005	$ 5,686,393
2022	$13,517,505	N/A	N/A	$(11,437,131)	$15,110,461	$ 3,167,247	—	$ 356,090	—	$ 20,639	$20,734,811
2021	$13,829,574	N/A	N/A	$(10,278,897)	$10,181,749	—	—	$(1,467,399)	—	$11,933,256	$24,198,283

(4) The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

| | Average Summary Compensation Table Total for Non-PEO NEOs | Pension Plan Adjustments | | | Equity Award Adjustments | | | | | | |
		Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 7,591,115	N/A	N/A	$ (6,154,702)	$ 7,115,515	$ 923,819	$—	$1,409,980	$(6,246,581)	$ 289,237	$ 4,928,382
2024	$ 6,219,954	N/A	N/A	$ (5,088,586)	$ 6,828,155	$ 2,218,641	$—	$1,122,822	$ —	$ 235,709	$11,536,695
2023	$ 9,006,551	N/A	N/A	$ (8,173,767)	$ 5,095,792	$(5,796,603)	$—	$ (517,328)	$ —	$ 279,974	$ (105,381)
2022	$12,126,077	N/A	N/A	$(11,197,900)	$13,885,671	$ 1,213,977	$—	$1,000,832	$ —	$1,130,703	$18,159,360
2021	$ 4,001,474	N/A	N/A	$ (2,908,394)	$ 1,991,444	$ (9,777)	$—	18,076	$ —	$2,145,197	$ 5,238,020

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (Peer Group TSR) is determined based on the value of an initial fixed investment of $100 on April 4, 2021, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the S&P Information Technology Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended March 28, 2025.

(6) We have determined that Net Revenue Growth is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2025, to company performance (Company Selected Measure (as defined in the Pay Versus Performance Rules)). "Net Revenue Growth" refers to the percentage of year-over-year growth in annual GAAP net revenue.

(7) On June 13, 2024, Ondrej Vlcek departed from the Company as President. As a result:

His PRU awards that were granted on October 10, 2022, and May 10, 2023, were fully cancelled upon departure and are not included in "Compensation Actually Paid to Non-PEO NEOs."

His RSU awards that were granted on October 10, 2022, and May 10, 2023 were partially cancelled. The first and second tranches of these RSU awards, which vested before his departure, are included in the "Compensation Actually Paid to Non-PEO NEOs" for prior fiscal years, while the third tranches of these RSU awards, which were unvested at the time of his departure were cancelled and excluded from "Compensation Actually Paid to Non-PEO NEOs."

Required Tabular Disclosure of Most Important Measures

In accordance with the Pay Versus Performance Rules, the following table lists the most important financial and non-financial performance measures that, in the Company's assessment, represent the most important performance measures used to link "compensation actually paid" to our NEOs, for fiscal year 2025, to company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Executive Compensation and Related Information — Executive Compensation Summary — FY25 Performance Highlights and Pay for Performance Alignment" (see page 43), "Executive Compensation and Related Information — Executive Compensation Summary — Compensation Components" (see page 46), "Executive Compensation and Related Information — Executive Compensation Summary — Executive Annual Incentive Plan (EAIP)" (see page 50), and "Executive Compensation and Related Information — Executive Compensation Summary — Equity Incentive Awards" (see page 53).

Most Important Performance Measures

Net Revenue Growth
Non-GAAP Operating Income
Non-GAAP Operating Margin
Relative Total Shareholder Return
Absolute Total Shareholder Return
Bookings Growth

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Net Revenue Growth:







Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Net Revenue Growth

Company Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Generally, the Compensation and Leadership Development Committee (or the Board in the case of our CEO) approves the grant of annual equity awards at a pre-scheduled meeting during the first quarter of the fiscal year. Further, as a matter of policy, the Compensation and Leadership Development Committee and the Board do not time the disclosure of material nonpublic information for the purpose of affecting the value of equity awards or the number of shares subject to equity awards. The Compensation and Leadership Development Committee and the Board also do not grant option awards while in possession of material nonpublic information.

We currently do not grant stock options or option-like instruments, and during fiscal year 2025, no named executive officer received a grant of stock options during the period beginning four business days before, and ending one business day after, the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a current report on Form 8-K that discloses material nonpublic information.

Application of Clawback Policy to Correction of Accounting Error in Form 10-K

As we disclosed in our Annual Report on Form 10-K filed with the SEC on May 15, 2025 (the "2025 10-K"), historically, we had a practice of recognizing revenue for certain groups of customer renewals on the successful billing date, rather than the renewal start date. This practice was instituted to align with our system which was configured and implemented based on payment confirmation from e-commerce partners. In the first quarter of fiscal 2025, we changed the practice to recognize revenue for these groups on the renewal start date. We concluded that the impact of this change is not material to any previously issued annual or interim financial statements; however, we have revised previously reported financial information.

We corrected this error in the accompanying Consolidated Balance Sheet as of March 29, 2024 for the 2025 10-K by increasing contract liabilities for $78 million, increasing other long-term assets for $21 million and decreasing retained earnings (accumulated deficit) for $57 million. The Consolidated Statements of Operations for the years ended March 29, 2024 and March 31, 2023 for the 2025 10-K included a decrease to net revenues of $12 million and $21 million, respectively, and a decrease to income tax expense (benefit) of $3 million and $6 million, respectively.

The error correction disclosed in the Form 10-K is a little "r" restatement that required a recovery analysis under the Clawback Policy. However, we determined that no recovery was required under the terms of the Clawback Policy because:

- The restatement would have resulted in an increase (rather than a decrease) in the compensation earned by executives under the FY24 EAIP of approximately 3%;

- The FY22 PRUs were earned based on 5% CAGR measured over a two year performance period that ended on March 31, 2023, and therefore, were not subject to the Clawback Policy, which only required recovery for amounts earned on or after October 3, 2023; and

- The FY23 and FY24 PRUs were not earned prior to the restatement and therefore, the actual amount of the payout for the FY23 PRUs correctly reflects the restated amounts and the actual amount of the payout for the FY24 PRUs will correctly reflect the restated amounts.

Equity Compensation Plan Information

The following table gives information about Gen's common stock that may be issued upon the exercise of stock options, warrants and rights under all of Gen's existing equity compensation plans as of March 28, 2025:

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	66,995,441[1]
Equity compensation plans not approved by security holders	—[2]	—	4,734,493[3]
Total	—	—	71,729,934

(1) Represents 29,947,123 shares remaining available for future issuance under Gen's 2008 Employee Stock Purchase Plan, including shares subject to purchase during the current offering period, which commenced on February 16, 2025 (the exact number of which will not be known until the purchase date on August 15, 2025), 11,568,247 shares issuable upon settlement of PRUs (at maximum payout rate 200% of target) and RSUs, and 25,480,071 shares issuable for future grant under our 2013 Plan as of March 28, 2025. Please refer to the beginning of the plan proposal for share count data by plan as of Jul 4, 2025, which better reflects the most accurate and available share information.

(2) Excludes outstanding stock options to acquire 62,702 shares as of March 28, 2025 that were assumed as part of various acquisitions. The weighted average exercise price of these outstanding stock options was $5.90 as of March 28 2025. In connection with these acquisitions, Gen has only assumed outstanding stock options and rights, but not the plan themselves (except for the Avast plc 2018 Long Term Incentive Plan assumed in connection with the Avast Merger), and therefore, no further stock options may be granted under these acquired-company plans.

(3) Represents 2,704,404 shares issuable upon settlement of RSUs assumed in connection with the Avast Merger as of March 28, 2025 and 2,030,089 shares issuable for future grant under the Avast plc 2018 Long Term Incentive Plan (assumed in connection with the Avast Merger) as of March 28, 2025. Please refer to the beginning of the plan proposal for share count data by plan as of Jul 4,2025, which better reflects the most accurate and available share information.

Material Terms of the Avast plc 2018 Long Term Incentive Plan

The Avast plc 2018 Long Term Incentive Plan (the "Avast LTIP"), which was assumed by Gen in connection with the Avast Merger, was originally adopted by the board of directors of Avast Limited (Avast) on May 9, 2018, approved by the shareholders of Avast on May 9, 2018, effective as of August 12, 2019, and amended by Gen's Board on September 9, 2022.

The purpose of the Avast LTIP is to provide incentives to attract, retain and motivate eligible persons, whose present and potential contributions are important to the success of Gen its direct and indirect parent undertakings, and any subsidiary undertakings of Gen or Gen's direct and indirect parent undertakings (together, the "Group Companies"), by offering them an opportunity to participate in the Company's future performance through equity awards, which may include stock options that do not qualify as incentive stock options under Section 422 of the Code, restricted stock units, performance stock units, and other cash settled equivalents. Any employee or executive director of the Group Companies is generally eligible to participate in the Avast LTIP, except awards may not be granted under the Avast LTIP to individuals who were employees or directors of Gen or its subsidiaries on the date immediately before the consummation of the Avast Merger.

The maximum aggregate number of shares that may be issued pursuant to awards under the Avast LTIP may not exceed 8,041,071 shares, and as of March 28, 2025, 4,734,493 shares (3,875,774 as of June 28, 2025) were remaining for issuance under the Avast LTIP, as set forth in the table above. The maximum aggregate market value of shares over which awards may be granted to any participant under the Avast LTIP during any financial year of Gen is (a) 500% of the participant's annual base salary or (b) 750% of the participant's annual base salary if the Board determines that exceptional circumstances exist that justify a higher maximum. No awards may be granted under the Avast LTIP after May 9, 2028, the tenth anniversary of the date the Avast LTIP was originally adopted by the Avast board of directors, unless the Avast LTIP is sooner terminated by Gen's Board.

Certain Relationships and Related Transactions

Related-Person Transactions Policy and Procedure

Gen has adopted a written related person transactions policy which provides for Gen's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Gen and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Gen executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Gen's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers if: (1) the compensation is required to be reported in Gen's proxy statement, or (2) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the proxy statement if the executed officer was a named executive officer, and Gen's Compensation and Leadership Development Committee approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director if the compensation is required to be reported in Gen's proxy statement;

- any transaction with another company at which a related person is a director or an employee (other than an executive officer) or beneficial owner of less than 10% of that Company's shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of equity), if the aggregate amount involved does not exceed the greater of $500,000, or 5% of that company's (or another entity's) total annual consolidated gross revenues;

- any transaction where the related person's interest arises solely from the ownership of Gen's common stock and all holders of Gen's common stock received the same benefit on a pro rata basis (e.g., dividends);

- any charitable contribution, grant or endowment by Gen or the Gen Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $120,000 or 5% of the annual consolidated gross revenues of such charitable organization, foundation or university, or any non- discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

- any transaction with a related person where (I) the rates or charges involved are determined by competitive bids, (ii) involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, or (iii) involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

- indemnification payments and other payments made pursuant to directors and officers insurance policies, Gen's Certificate of Incorporation or Bylaws then in effect, or any policy, agreement or instrument approved by the Board.

Under the policy, members of Gen's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Gen's Code of Conduct or other Gen policies and procedures and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, amend, terminate or rescind the transaction.

Certain Related Party Transactions
Transactions with Starship Enterprise, a.s.

Prior to the Avast Merger, Avast leased its Prague headquarters property from Starship, which is partially owned by a member of the Board, Mr. Pavel Baudis. Mr. Baudis has a 36% ownership interest in Starship. Following the Avast Merger, Gen continues to lease its Prague headquarters property from Starship. The lease was set to terminate on August 3, 2024, but was extended through February 28, 2030. Gen paid Starship approximately $4.6 million for rent and common area maintenance for the fiscal year ended March 28, 2025. Going forward, pursuant to the extended lease, Gen expects to pay approximately $4.0 million of rent and common maintenance costs per fiscal year, as Gen did not renew the lease for certain floors at its Prague headquarters. Mr. Baudis is a member of the board of directors of Starship but does not have any direct involvement in our business relationship with Starship.

Juliana Brandt, Eric Brandt's daughter, is employed by the Company as a Data Analyst. Her total compensation for the fiscal year 2025 was $150,522, consisting of $114,500 in base salary, a $16,488 annual bonus that was earned in fiscal year 2025, equity awards granted to her in fiscal year 2025 with an aggregate grant date fair value of $15,000, and a 401(k) matching contribution in the amount of $4,525.

Report of the Audit Committee

The information contained in the following report of Gen's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current Nasdaq listing standards, and operates under a written charter, which was most recently amended and restated by the Board on June 27, 2023. The Audit Committee oversees Gen's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Gen's Annual Report on Form 10-K for the fiscal year ended March 28, 2025 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Gen's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Gen's accounting principles and discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence.

The Audit Committee discussed with Gen's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Gen's internal controls, and the overall quality of Gen's financial reporting. The Audit Committee also received the report of management contained in Gen's Annual Report on Form 10-K for the fiscal year ended March 28, 2025, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Gen's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Gen's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2026.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Gen's Annual Report on Form 10-K for the fiscal year ended March 28, 2025 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Eric K. Brandt (Chair)
John C. Chrystal
Emily Heath

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting, which will be conducted via live webcast on September 9, 2025, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at investor.gendigital.com.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the Annual Meeting, management will report on the performance of Gen and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on the following proposals:

1. Election to the Board of the eight nominees named in this proxy statement;

2. Ratification of the appointment of KPMG as our independent registered public accounting firm for the 2026 fiscal year; and

3. An advisory vote to approve executive compensation.

If any other business properly comes before the Annual Meeting or any adjournment or postponement thereof, you will be voting on those items as well.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote FOR each of the nominees to the Board (Proposal No. 1); FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2026 fiscal year (Proposal No. 2); and FOR the approval of compensation to our named executive officers (Proposal No. 3).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Gen, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board would have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, July 14, 2025, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were 615,676,153 shares of Gen common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name

If on July 14, 2025, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote over the internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your stock ownership, you may contact our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 14, 2025, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote at the Annual Meeting — to participate in and vote at the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials;
- vote via the internet or via telephone — instructions are shown on your Notice of Internet Availability of Proxy Materials or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the internet or by telephone must be received by 11:59 p.m., Eastern Time, on September 8, 2025. Submitting your proxy, whether via the internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to virtually attend the Annual Meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still virtually attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you virtually attend and vote at the Annual Meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the Annual Meeting and voted "abstain") are counted for purposes of determining whether a quorum is present and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the matters voted upon. If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote your shares on any of the proposals, except for Proposal No. 2, ratification of the appointment of KPMG as our independent public accounting firm for the 2026 fiscal year. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to virtually attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.

- *Proposal Nos. 2 and 3.* Approval of each of Proposal Nos. 2 and 3 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and virtually attending the Annual Meeting or represented by proxy.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you vote over the internet or by telephone, please follow the instructions included on the Notice of Internet Availability of Proxy Materials, proxy card or proxy materials on how to vote over the internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non- votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

Who is paying for this proxy solicitation?

Gen is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $10,000, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability of Proxy Materials, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials on how to access each proxy card and vote each proxy card over the internet or by telephone. If you received paper proxy materials by mail, you can also complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the Corporate Secretary of Gen (by any means, including facsimile) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again over the internet or by telephone; or

- virtually attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if you are a beneficial owner and you wish to change or revoke your proxy, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by virtually attending and voting at the Annual Meeting.

How can I attend the Annual Meeting and submit questions?

To attend the Annual Meeting and submit your questions prior to or during the Annual Meeting, please visit www.virtualshareholdermeeting.com/GEN2025. To participate in the Annual Meeting or to submit questions in advance of the Annual Meeting, you will need the 16-digit control number included with your proxy materials, on your proxy card, Notice of Internet Availability of Proxy Materials or on the instructions that accompanied your proxy materials.

What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the customer support numbers which will be shown on the virtual shareholder meeting site approximately 30 minutes before the start of the Annual Meeting.

Why are you not holding the Annual Meeting in a physical location?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders. Hosting a virtual meeting will enable increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format allows us to communicate effectively with you via a pre-meeting forum that you can enter by visiting www.virtualshareholdermeeting.com/GEN2025.

How can I get electronic access to the proxy materials?

The proxy materials will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *investor.gendigital.com*. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Additional Information

Stockholder Proposals for the 2026 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting (but Not Included in Our Proxy Statement). Gen's Bylaws provide that, for stockholder nominations to the Board or other proposals that are not included in our proxy statement to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Corporate Secretary.

To be timely for the 2026 Annual Meeting of Stockholders, a stockholder's notice must be delivered to our Corporate Secretary at our principal executive offices between May 12, 2026 and June 11, 2026 (or, if the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 60 calendar days after the anniversary of the date of the 2025 Annual Meeting, then by no later than the 10th day following the day of our public announcement of the date of the 2026 Annual Meeting of Stockholders). A stockholder's notice to the Corporate Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Director Nominations to be Considered for Inclusion in Our Proxy Statement Pursuant to Proxy Access. Under Gen's Bylaws, written notice of stockholder nominations to the Board of Directors that are to be included in the proxy statement pursuant to the proxy access provisions of Gen's Bylaws must be delivered to our Corporate Secretary not later than March 30, 2026 nor earlier than February 28, 2026 (or, if the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the anniversary of the date of the 2025 Annual Meeting, then by the later of the close of business on the date that is 180 days prior to the date of the annual meeting or the close of business on the 10th day following the day of our public announcement of the date of the 2026 Annual Meeting of Stockholders). A stockholder's notice to the Corporate Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to SEC Rule 14a-8 under the Exchange Act and intended to be presented at Gen's 2026 Annual Meeting of Stockholders generally must be received by us not later than March 30, 2026 in order to be considered for inclusion in Gen's proxy materials for that meeting, and must comply with all the requirements of Rule 14a-8.

Requirements for Stockholder Solicitation of Proxies in Support of Director Nominees Other than Company Nominees. In addition to satisfying the provisions in our Bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Gen nominees must comply with the additional requirements of SEC Rule 14a-19, including providing us with a notice that sets forth the information required by Rule 14a-19 no later than June 11, 2026. If the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the anniversary of the date of the 2025 Annual Meeting, the notice must be provided in compliance with the Company's bylaws and SEC Rule 14a-19.

Available Information

Gen will mail without charge, upon written request, a copy of Gen's annual report on Form 10-K for fiscal year 2025, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested.

Requests should be sent to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Investor Relations

The Annual Report is also available at *investor.gendigital.com*.

Householding – Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are Gen stockholders will be "householding" our annual report and proxy materials. A single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free 1-866-540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Gen will promptly deliver a separate copy of the annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call Gen's Investor Relations department at 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Investor Relations, telephone number (650) 527-8000.

Any stockholders who share the same address and currently receive multiple copies of Gen's annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Gen's Investor Relations department at the address or telephone number listed above.

Other Matters

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Note About Forward-Looking Statements

In this proxy statement, Gen has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect" "anticipate," "estimate," "intend," "strategy," "future," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward- looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our business strategy, governance and stockholder engagement practices, responsible business initiatives and executive compensation program. Forward- looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Information Referenced in this Proxy Statement

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

Annex A

Reconciliation of Non-GAAP Financial Measures and Explanation of Key Performance Indicators

This proxy statement contains references to non-GAAP EPS, non-GAAP operating income and non-GAAP operating margin, which are adjusted from results based on GAAP, as well as references to certain key performance indicators. These measures are provided to enhance the user's understanding of our prospects for the future. Our management team uses these measures in assessing Gen's performance, as well as in planning and forecasting future periods.

Reconciliation of GAAP to Non-GAAP Measures (in millions, except per share amounts)

Non-GAAP EPS, non-GAAP operating income and non-GAAP operating margin are not computed according to GAAP and the method we use to compute these non-GAAP financial measures may differ from the method used by other companies. Such measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Please see below for the GAAP to non-GAAP reconciliation of these measures.

	Year Ended	
	March 28, 2025	March 29, 2024
Diluted net income (loss) per share (GAAP)	$ 1.03	$ 0.95
Adjustments to diluted net income (loss) per share		
Contract liabilities fair value adjustment	$ —	$ —
Stock-based compensation	$ 0.21	$ 0.21
Amortization of intangible assets	$ 0.64	$ 0.72
Impairment of intangible assets	$ 0.00	$ —
Restructuring and other costs	$ 0.01	$ 0.09
Acquisition and integration costs	$ 0.02	$ 0.04
Litigation costs	$ 0.10	$ 0.65
Legal contract dispute cost	$ 0.11	$ —
Other	$ 0.01	$ —
Non-cash interest expense	$ 0.04	$ 0.04
Loss (gain) on extinguishment of debt	$ —	$ —
Loss (gain) on equity investments	$ 0.05	$ 0.06
Loss (gain) on sale of properties	$ —	$ (0.01)
Total adjustments to GAAP income (loss) before income taxes	$ 1.20	$ 1.80
Adjustment to GAAP provision for income taxes	$ (0.01)	$ (0.80)
Total adjustment to income (loss), net of taxes	$ 1.19	$ 1.00
Incremental dilution effect	$ —	$ —
Diluted net income (loss) per share (Non-GAAP)	$ 2.22	$ 1.95
Operating income (loss)	$1,610	$1,100
Contract liabilities fair value adjustment	$ —	$ —
Stock-based compensation	$ 134	$ 138
Amortization of intangible assets	$ 401	$ 462
Impairment of intangible assets	$ 3	$ —
Restructuring and other costs	$ 7	$ 57
Acquisition and integration costs	$ 11	$ 24

	Year Ended	
	March 28, 2025	**March 29, 2024**
Litigation costs	$ 65	$ 418
Legal contract dispute cost	$ 66	$ —
Other	$ 1	$ —
Operating income (loss) (Non-GAAP)	$2,298	$2,209
Net Revenues	$3,935	$3,800
Operating margin	40.9%	29.2%
Operating margin (Non-GAAP)	58.4%	58.1%

Explanation of key performance indicators

Bookings: Bookings are defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future periods.

Direct customer count: Direct customer count is defined as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores.

Direct average revenues per user (ARPU): ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. Non-GAAP estimated direct customer revenues and ARPU have limitations as analytical tools and should not be considered in isolation or as a substitute for U.S. GAAP estimated direct customer revenues or other U.S. GAAP measures. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Retention rate: Retention rate is defined as the percentage of direct customers as of the end of the period from one year ago who are still active as of the most recently completed fiscal period. We monitor the retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. We continually seek to improve our estimates of our user base, and these estimates are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended **March 28, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File Number 000-17781

Gen Digital Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

60 E. Rio Salado Parkway,	**Suite 1000,**	**Tempe,**	**Arizona**	**85281**
(Address of principal executive offices)				*(Zip code)*

Registrant's telephone number, including area code:
(650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**GEN**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	
Non-accelerated filer	☐	Smaller reporting company	☐	
		Emerging growth company	☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Gen Digital common stock on September 27, 2024 as reported on the Nasdaq Global Select Market: $10,678,012,697, based on a per share stock price of $27.47. Solely for purposes of this disclosure, shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded as of such date because such persons may be deemed to be affiliates. This determination of possible affiliate status is not a conclusive determination for any other purposes.

The number of shares of Gen Digital common stock, $0.01 par value per share, outstanding as of May 12, 2025 was 620,229,707 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 annual meeting of stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended March 28, 2025.

GEN DIGITAL INC.

FORM 10-K

For the Fiscal Year Ended March 28, 2025

TABLE OF CONTENTS

"Gen," "we," "us," "our," and "the Company" refer to Gen Digital Inc. and all of its subsidiaries. Gen, Norton, Avast, LifeLock, Avira, AVG, ReputationDefender, CCleaner and all related trademarks, service marks and trade names are trademarks or registered trademarks of Gen or other respective owners that have granted Gen the right to use such marks. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the Securities Act) and the Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements include statements that represent our expectations or beliefs concerning future events, including, without limitation, references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "goal," "intent," "momentum," "projects," "forecast," "outlook," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," and similar expressions. In addition, projections of our future financial performance; anticipated growth and trends in our businesses and in our industries; the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies from acquisitions, including Avast and MoneyLion), divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; the outcome or impact of pending litigation, claims or disputes; risks associated with third party providers; evolving regulations and increased scrutiny from regulators; our intent to pay quarterly cash dividends in the future; plans for and anticipated benefits of our products and solutions; anticipated tax rates, benefits and expenses; the global macroeconomic outlook, including but not limited to, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates, and the impact of new trade policy, including the implementation of global tariffs; economic disruptions caused by the potential impact of volatility and conflict in the geopolitical and economic environment; and other global macroeconomic factors on our operations and financial performance; and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including economic recessions, inflationary pressures and those other factors that we discuss in Item 1A. *Risk Factors*, of this Annual Report on Form 10-K. We encourage you to read those sections carefully. There may also be other factors that have not been anticipated or that are not described in our periodic filings with the Securities and Exchange Commission (SEC), generally because we did not believe them to be significant at the time, which could cause actual results to differ materially from our projections and expectations. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SUMMARY RISK FACTORS

We are subject to a number of risks that, if realized, could materially and adversely affect our business, financial condition, results of operations, and cash flows and our ability to make distributions to our stockholders. Some of our more significant challenges and risks include, but are not limited to, the following, which are described in greater detail below:

- If we are unable to develop new and enhanced solutions and products, or if we are unable to continually improve the performance, features, and reliability of our existing solutions and products, our business and operating results could be adversely affected.

- We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

- Issues in the development and deployment of artificial intelligence ("AI") may result in reputational harm and legal liability and could adversely affect our results of operations.

- Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

- Our revenue and operating results depend significantly on our ability to retain our existing customers and expand sales to them, convert existing non-paying customers to paying customers and add new customers.

- If we fail to manage our sales and distribution channels effectively, if our partners choose not to market and sell our solutions to their customers, or if we have an adverse change in our relationships with key third-party partners, service providers or vendors, our operating results could be materially and adversely affected.

- Changes in industry structure and market conditions have and may continue to lead to charges related to discontinuance of certain of our products or businesses and asset impairments.

- Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

- Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

- If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

- Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

- We collect, use, disclose, store or otherwise process personal information and other sensitive data, which is subject to stringent and changing state and federal laws and regulations.

- Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services, which could harm our business.

- We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

- If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

- Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

- Negative publicity regarding our brand, solutions and business could harm our competitive position.

- Our reputation and/or business could be negatively impacted by sustainability and governance matters and/or our reporting of such matters.

- We are affected by seasonality, which may impact our revenue and results of operations.

- Our solutions are highly regulated and the legal and regulatory regimes governing certain of our products and services are uncertain and evolving, which could impede our ability to market and provide our solutions or adversely affect our business, financial position and results of operations.

- The regulatory regime governing blockchain technologies and digital assets is uncertain, and new laws, regulations or policies, including licensing laws, may alter our business practices with respect to digital assets.

- If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

- From time to time we are party to lawsuits and investigations which has previously and could in the future require significant management time and attention, cause us to incur significant legal expenses and prevent us from selling our products.

- Third parties have claimed and additional third parties in the future may claim that we infringe their proprietary rights.

- Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

- There are risks associated with our outstanding and future indebtedness that could adversely affect our financial condition.

- Our Amended Credit Agreement imposes operating and financial restrictions on us.

- We may be unsuccessful in managing the effects of changes in the cost of capital on our business.

- The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and result of operations.

- If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

- Hedging or other mitigation actions to mitigate against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distributions.

- Adverse macroeconomic conditions and government efforts to combat inflation, along with other interest rate pressures, have led to and may continue to lead to higher financing costs and may particularly have negative effects on the consumer finance industry and our MoneyLion business.

- Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

- We may be required to issue shares under our contingent value rights agreement with certain former holders.

- Changes to our effective tax rate could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital and audits by tax authorities could result in additional tax payments for prior periods.

- We could be obligated to pay additional taxes in various jurisdiction, which would harm our results of operations.

- Our ability to use our deferred tax assets to offset future taxable income may be limited.

The above list is not exhaustive, and we face additional challenges and risks. Please carefully consider all of the information in this Annual Report on Form 10-K, including the matters set forth below in this Part I, Item 1A.

Item 1. *Business*

Purpose and Mission

Purpose: Powering Digital Freedom.

Mission: We create innovative and easy-to-use technology solutions that help people grow, manage and secure their digital and financial lives.

Our Values

Protecting people is what inspires us, and our people are at the core of what we do. We seek to attract talent that embraces the following values:

- **Customer Driven. Community Minded.** We are customer obsessed and drive positive impact.

- **Think Big. Be Bold.** We embrace change and innovate fearlessly.

- **Be Scrappy. Make it Happen.** Big or small, we get things done irrespective of title or role.

- **Play to Win. Together.** We win for our customers, with passion and integrity.

Company Overview

Gen is a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock and more. We bring award-winning products and services in cyber safety, covering security, privacy, identity protection and financial wellness to approximately 500 million users in more than 150 countries, empowering them to live their digital lives safely, privately, and confidently today and for generations to come.

Today's world is increasingly digital, and this has changed the way we live our lives every day. The last decade has brought increasingly impressive technological advances that have unlocked new ways to play and transact online, control smart homes, manage our life and more. The possibilities in the digital world will continue to unlock new possibilities. However, as our digital footprint expands, so do the risks and exposure. Cybercriminals use a mix of old and new tactics and technologies, including phishing, vishing, smishing, based on machine learning and generative artificial intelligence (AI) technologies, to execute highly advanced threats and attacks. We are our customers' trusted ally that they can depend on to help secure and control their digital lives so they can be free to enjoy the promise of the digital world. We are committed more than ever to protecting and empowering people's digital lives with personalized, human-centered safety.

We are well-positioned to drive awareness of cyber safety for individuals, families, and small businesses, fueled by an increasingly connected world. We maintain a global, omni-channel sales approach, including direct, indirect and freemium acquisition and a family of brands marketing program. This program is designed to grow our customer base by increasing brand awareness and understanding of our products and services and maximizing our global reach to prospective customers.

We help prevent, detect and restore potential damages caused by cybercriminals. We also make it easy for consumers to find, buy and use our products and services. To this end, we offer both free and paid subscription-based cyber safety solutions primarily direct-to-consumer through our family of brands and indirectly through partner relationships. Most of our subscriptions are offered on annual terms, but we also provide monthly subscriptions.

As of March 28, 2025, we have approximately 500 million total users, which come from direct, indirect and freemium channels. Of these total users, we have approximately 65 million paid cyber safety customers including over 40 million direct customers with whom we have a direct billing relationship.

- **Direct-to-consumer channel:** We use advertising to elevate our family of brands, attract new customers and generate significant demand for our services. Our direct subscriptions are primarily sold through our e-commerce platform and mobile apps, and we have a direct billing relationship with the majority of these customers.

- **Indirect partner distribution channels:** We use strategic and affiliate partner distribution channels to refer prospective customers to us and expand our reach to our partners' and affiliates' customer bases. We developed and implemented a global partner sales organization that targets new, as well as existing, partners to enhance our partner distribution channels. These channels include retailers, telecom service providers, hardware original equipment manufacturers (OEMs), employee benefit providers, strategic partners, small offices, home offices and very small businesses. Physical retail and OEM partners represent a small portion of our distribution, which minimizes the impact of supply chain disruptions.

- **Freemium channels:** With the acquisitions of Avast and Avira, we have expanded our go-to-market with multiple freemium channels. We use free versions of our products to reach the broadest set of consumers globally and bring cyber safety to a larger audience, especially in international markets. The free solution offers a baseline of protection and presents premium functionalities based on the risk profile and specific needs of the user. The user can choose to add specific premium solutions or upgrade to suites that provide security, identity, and privacy across multiple platforms and devices, thereby becoming a paid customer.

Seasonality

As is typical for many consumer technology companies, portions of our business are impacted by seasonality. However, we believe the net impact on our business is limited. Seasonal behavior in orders primarily reflects consumer spending patterns during our fiscal third and fourth quarters, as order volume is generally higher due to the holidays in our third quarter, as well as due to follow-on holiday purchases and the U.S. tax filing season which is in our fourth quarter. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because of our subscription business model, as the majority of our in-period revenues are recognized ratably from our deferred revenue balance.

Our Strategy

Our strategy is focused on long-term profitable growth. To fuel our growth, our consumer-centric strategy is to provide comprehensive and easy-to-use integrated platforms, which we have built in-house or acquired. By combining and leveraging our family of trusted consumer brands, including offerings from Norton, Avast, LifeLock and more, we deliver an industry-leading cyber safety and trust-based solutions.

We are positioned for long-term growth and expansion. Our three primary growth levers are:

1. **Extending Reach:** Leveraging an omni-channel strategy and building partnerships to broaden privacy and identity protection internationally.

2. **Increasing Value:** Cross-selling and up-selling, and expanding security, identity and privacy solutions to address consumers' evolving needs.

3. **Growing Loyalty:** Increase customer loyalty and retention, as consumers move from point products protecting their devices towards all-in-one comprehensive cyber safety memberships.

The key elements of our strategy include the following:

- **Extend our leadership position through new products and continued enhancement of our trust-based solutions and services:** Cyber safety is a large and expanding market, which we believe provides a significant growth opportunity. Our strategy is to grow our business through innovation and acquisitions to expand the solutions and services we offer into new cohorts, territories and sectors. We believe there are many additional areas where we can both offer new solutions, as well as use our core capabilities and our integrated platform to reach new customers and markets globally.

- **Grow our customer base through multiple channels:** We have multiple go-to-market channels to reach new customers globally, including direct-to-customer, indirect partnerships and freemium. We intend to leverage our expertise in digital marketing, as well as existing and new strategic partnerships, to grow our customer base. We believe that continued investments in these areas, as well as our product offerings and infrastructure, will allow us to further enhance our leading brands and superior products, increase awareness of our consumer services and enhance our ability to efficiently acquire new customers.

- **Continue our focus on customer retention:** We continue to optimize and expand the value we provide to customers which we believe can positively impact retention. We aim to continue to increase customer engagements through actionable alerts, education on timely topics and introducing new product capabilities. We also plan to continue investing in enhancing both desktop and mobile customer experiences throughout a customer's journey with Gen, from purchase, to onboarding and beyond.

- **Increase value to existing customers:** We believe strong customer satisfaction will provide us with the opportunity to engage customers in new services offerings. We maintain the Norton 360 and Avast One platforms that have multiple tiers of membership, and we continue to engage customers with standalone products to offer membership options and show the value proposition of our premium solutions. Over time, we plan to drive further growth as we add additional offerings and services for our customers.

- **Draw strength from our world-class customer service support:** Our global support team seeks to ensure the voice of the consumer is heard and that we put our customers first. We leverage frequent communication and feedback from our customers to continually improve our solutions and services. We embrace end-to-end customer experience and aim to continue to improve our Net Promoter Scores and overall customer satisfaction.

- **Leverage our global brands to drive growth:** We will work to keep building our family of trusted brands in markets globally as we strive to bring protection and empowerment to all consumers when it comes to their digital lives. According to our most recent research, Norton has 93% global brand awareness, and we are best positioned and top of mind in consumer cyber safety, according to the internal H1 2025 Gen Brand Tracker.

Our Cyber Safety Solutions and Services

Our broad portfolio of products and services is developed from consumer insights to help us bring to market real solutions to real problems and to engage and educate consumers about cyber safety. We continuously aim to release new products and features to outpace evolving threats and find synergies to integrate current and future technology acquisitions.

Our cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. Leveraging our technology platforms, we integrate software and service capabilities within these three categories into comprehensive and easy-to-use products and solutions across our brands.

We have also evolved beyond traditional cyber safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

We protect and empower consumers by providing solutions and services in two main ways:

- **Comprehensive membership plans:** Providing a comprehensive and all-in-one cyber safety portfolio of solutions for a membership fee. Plans are offered through Norton 360 and Avast One subscriptions, with both brands providing multiple levels of membership tiers that range from basic, mid-level, or premium tiers where identity theft and online privacy features are included.

- **Point solutions:** Providing individual, stand-alone products and services in security, identity and privacy, offering flexibility for consumers to choose between free or paid solutions. These products solve for a specific need, when you need it, and can add on to the value you already have. Please see below for our full set of products by category.

We are well positioned across three key cyber safety categories:

- **Security and Performance (Norton, Avast, Avira, AVG, and CCleaner offerings):** Our offerings provide real-time threat protection for PCs, Macs and mobile devices against malware, viruses, adware, ransomware and other online emerging threats. These offerings monitor and block unauthorized traffic from the internet to the device to help protect private and sensitive information when customers are online. Additionally, our all-in-one cybersecurity solutions help small business owners safeguard their team's online activities, devices and customer data. Scams have also continued to become more prevalent and sophisticated and we offer a range of AI-powered features integrated into Norton Cyber Safety products to provide always-on protection from today's most sophisticated scams across phone calls, texts, emails, and websites. Norton Scam Protection and Scam Protection Pro utilize Norton Genie AI engine to analyze the meaning of words, not just links, helping to stop hidden scam patterns that even the most careful person can miss. We also provide performance and optimization software solutions that free up space on devices, clear online tracking and help machines run faster.

- **Identity Protection (U.S.: LifeLock Identity Theft Protection, Avast and AVG Secure Identity; International: Norton Identity Theft Protection, Dark Web Monitoring):** In the U.S., we offer Identity Theft protection as part of our LifeLock, Avast and AVG brands. All three products include monitoring of credit reports, the dark web and social media accounts to help safeguard our customers' personal information. The LifeLock product also offers monitoring of financial accounts. In the event of identity theft, we assign an Identity Restoration Specialist to work directly with customers to help restore their identities, and all plans include reimbursements for losses and expenses incurred ranging up to $3 million. Outside the U.S., we offer Norton and have expanded Avast and AVG branded plans to additional regions. Plans include dark web monitoring in over 50 countries and monitoring of credit, social media and financial accounts, restoration support and identity theft insurance in select countries.

- **Online Privacy (VPN, multiple personal data protection products, ReputationDefender):** Our virtual private network (VPN) solutions offered through the Norton, Avast and AVG brands enhance security and online privacy by providing an encrypted data tunnel. This allows customers to securely transmit and access private information, such as passwords, bank details and credit card numbers, when using public Wi-Fi on PCs, Macs, and mobile iOS and Android devices. We offer a variety of solutions under the Norton and Avast brands to protect customers' data either by keeping data anonymous while browsing online through our AntiTrack and Secure Browser products or helping customers remove data from public data broker sites through our Privacy Monitor Assistant and BreachGuard products. Norton offers a three-tiered VPN with advanced privacy and malware protection as well as AI-powered protection against sophisticated cyber threats, including scams and phishing attacks. ReputationDefender is a white glove service that helps customers manage all aspects of their personal branding online, including search results, social media sites and overall web presence.

Innovation, Research and Development

Gen has a long history of innovation, and we plan to continue to invest in research and development to drive our long-term success.

As cyber threats evolve, we are focused on delivering a portfolio that protects each element of our customers' digital lives. To do this, we engage and listen to our customers, and we embrace innovation by deploying a global research and development strategy across our cyber safety platform. Our engineering and product management teams are focused on delivering new versions of existing offerings, as well as developing entirely new offerings to drive the company's global leadership in cyber safety.

We are committed to our innovation and research and development efforts. The Technology team at Gen is driving the company's future technologies and innovation and helping guide the consumer cybersecurity industry. Our global technology research organization is focused on applied research projects, with the goal of rapidly creating new products to address consumer trends and grow the business, including defending consumer digital privacy and identity. We also have a global threat response and security technology organization that is comprised of our dedicated team of threat and security researchers, supported by advanced systems to innovate security technology and threat intelligence.

We have one of the world's largest consumer cyber safety networks. Leveraging our capabilities, our global threat response team handles a wide variety of attacks, including social engineering attacks, file-based attacks, web and network-based attacks, privacy and data exfiltration attacks, identity theft attacks, algorithmic manipulation attacks, and more.

Our differentiated approach is powered by our global scale and visibility, geographically distributed cloud data platform, and advanced AI-based automation.

Industry Overview

Cyber safety is a growing market, fueled by the increase in activities online over the years as well as expected growth in the years ahead. The core markets that we participate in are security, identity and privacy. We believe the cyber safety market will continue to expand beyond these core markets and grow significantly, driven by the increasing number of people globally connected to the internet and their expanding digital lives.

The cyber threat landscape is larger and more complicated than ever before, exposing consumers to an increased risk to their digital lives. The digitization of the world and the overlap between the physical and digital world are growing at a fast pace. New technologies, smart devices, digital identities and an increasingly more connected world mean consumers will encounter a range of new cyber safety challenges. Consumer demands and behaviors are rapidly changing and driving more activities online, from shopping, socializing, working, banking, to other activities in healthcare, entertainment and so much more. Almost every aspect of a person's life has a digital component. Unfortunately, many of those activities are left unprotected, and attackers are exploiting this larger opportunity and the inherent security and privacy vulnerabilities. Cybercriminals have not only expanded their reach, but the sophistication of digital threats and attacks are becoming increasingly more realistic and believable. The advancement of AI and large language model (LLM) technology is a key driver of this increased risk.

Cybercrime, and the ways in which cybercriminals target consumers, continue to evolve along with behaviors and technology. Cybercrime encompasses any crime committed with devices over the internet and includes crimes where (i) malicious software or unauthorized access is detected on a device, network or online account (such as email, social media, online banking, digital assets, online retail, gaming, online entertainment, etc.), and unauthorized access or connection to cloud service accounts; (ii) an individual is digitally victimized through a data breach, cyber theft, cyber extortion, or fraud (stolen personally identifiable information, identity theft, etc.); (iii) online stalking, bullying, or harassment is inflicted; or (iv) attacks related to privacy or disinformation (such as online tracking protection, identity impersonation, disinformation on social media, deepfakes, unsecured WiFi, EvilTwin attacks, etc.).

Competitive Landscape

We operate in a highly competitive and dynamic environment. We face global competition from a broad range of companies, including software vendors focusing on cyber safety solutions, operating system providers such as Apple, Google and Microsoft, and 'pure play' companies that currently specialize in one or a few particular segments of the market (many of which are expanding their product portfolios into different segments). We believe the competitive factors in our market include innovation, access to a breadth of identity and consumer transaction data, broad and effective service offerings, brand recognition, technology, effective and cost-efficient customer acquisition, strong retention rate, customer satisfaction, price, convenience of purchase, ease of use, frequency of upgrades and updates and quality and reliable customer service. Our competitors may vary by offering, geography, business model and channel.

Our principal competitors are set forth below:

- **Security:** Our principal competitors in this segment include Apple, Bitdefender, ESET, F-Secure, Google, Kaspersky, Malwarebytes, McAfee, Microsoft, Trend Micro, and Webroot.

- **Identity Protection:** Our principal competitors in this segment include credit bureaus such as Equifax, Experian and TransUnion, as well as certain credit monitoring and identity theft protection solutions from others such as Allstate, Aura, Generali (Iris), Intuit (Credit Karma) and Microsoft.

- **Online Privacy:** Our principal competitors in this segment include Apple, Aura, Brave, DuckDuckGo, IPVanish, Kape, Mozilla and Nord Security.

- **Other Competitors:** In addition to competition from independent software vendors such as Bitdefender, Kaspersky, McAfee and Trend Micro, and from OS providers such as Apple, Google and Microsoft, we also face competition from other companies that currently focus on one or a few cyber safety or adjacent segments but are developing additional competing products and expanding their portfolios into new segments, such as 'pure play' companies including but not limited to, 1Password, Bark, Dashlane, LastPass, Life360, Proton, and Truecaller, internet service providers, big tech platform providers, insurance companies and financial service organizations.

We believe we compete favorably with our competitors on the strength of our technology, people, product offerings and presence in all of the current key cyber safety categories. However, some of our competitors have greater financial, technical, marketing, distribution or other resources than we do, including in new cyber safety and digital life segments we may enter, which consequently affords them competitive advantages. As a result, they may be able to devote greater resources to develop, promote and sell their offerings; deliver competitive offerings at lower prices or for free; and introduce new solutions and respond to market developments and customer requirements and preferences more quickly or cost effectively than we can. In addition, for individual solutions or features, smaller, well-funded competitors may be able to innovate and adapt more nimbly to the dynamic nature of the market and shifting consumer needs.

For more information on the risks associated with our competitors, please see "Risk Factors" – Risks Related to Our Business Strategy and Industry – "We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue" and "We may need to change our pricing models to compete successfully," in Item 1A included in this Annual Report on Form 10-K.

Human Capital Management

At Gen, our mission is to build a comprehensive and easy-to-use integrated portfolio that prevents, detects and responds to cyber threats and cybercrimes in today's digital world. Our success in helping achieve this mission depends, in large part, on the success of our employees.

- **General Employee Demographics:** As of March 28, 2025, we employed just under 3,500 team members in over 20 countries worldwide. With dual headquarters in Tempe, Arizona, and in Prague, Czech Republic, we have over 1,000 active employees located in the U.S. and nearly 900 active employees in the Czech Republic. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

- **Employee Development and Training:** Our people programs are designed to provide our team members with support, resources, and opportunities they need to grow, learn and thrive in their careers. We continued to focus on learning and development in fiscal 2025, investing further in digital learning via our Learn@Gen program for all employees. Leveraging an extensive breadth of content and learning opportunities, this umbrella of offerings includes LinkedIn Learning catalog, Gen Mentorship, Academics and leadership trainings.

- **Employee Engagement:** We value our people and are committed to creating a positive and fulfilling experience for everyone. Feedback from our employees is critical, and we have developed an ongoing dialogue with our teams via our Engage pulse survey on a targeted topic that drives actions and improvements.

- **Benefits, Health and Wellness:** At Gen, we value our people and are committed to creating a positive and fulfilling experience for everyone through the programs and benefits we offer. Our employee value proposition, Life@Gen is centered on choice, flexibility and growth and encompasses the many elements of our employee experience. Our commitment to overall health and wellness is centered around having an integrated and equitable wellness program that supports body, mind and financial health.

- **Human Capital Governance:** We partner closely with our Board of Directors and the Compensation and Leadership Development Committee on executive compensation, our broader reward strategies and objectives related to talent management, talent acquisition, leadership development, retention and succession, and employee engagement.

Intellectual Property

Our intellectual property (IP) is an important and vital asset that enables us to develop, market, and sell our software products and services and enhance our competitive position. We are a leader among consumer cyber safety solutions in pursuing patents and currently have a portfolio of over 1,000 U.S. and international patents issued with many additional patents pending. We protect our intellectual property rights and investments in a variety of ways to safeguard our technologies and our long-term success. Our IP portfolio is spread across different entities and in multiple countries. As we continue to expand our international operations, we have developed a strategy to ensure global distribution of our IP aligns with our long-term strategic objectives, business model, and goals. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret and other protections that apply to our software products and services. The term of the patents we hold is, on average, in excess of ten years.

From time to time, we enter into cross-license agreements with other technology companies covering broad groups of patents; we have an additional portfolio of over 2,000 U.S. and international patents cross-licensed to us as part of our arrangement with Broadcom as a result of the asset sale of our former Enterprise Security business. We also use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, services, and business methods, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. The ability to maintain and protect our intellectual property rights is important to our success, but we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

However, circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

In addition, a large number of patents, copyrights and trademarks are owned by other companies in the technology industry. Those companies may request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights.

For more information on the risks associated with our intellectual property, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Governmental Regulation

We collect, use, store or disclose an increasingly high volume, and variety of personal information, including from employees and customers, in connection with the operation of our business, particularly, in relation to our identity and information protection offerings, which rely on large data repositories of personal information and consumer transactions. The personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy and data security.

For information on the risks associated with complying with privacy and data security laws, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Available Information

Our internet homepage is located at GenDigital.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the SEC on our investor relations website located at Investor.GenDigital.com. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. The information contained, or referred to, on our website, including in any reports that are posted on our website, is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations, Legal Proceedings, and Quantitative and Qualitative Disclosures About Market Risk." The list is not exhaustive, and you should carefully consider these risks and uncertainties before investing in our common stock.

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

If we are unable to develop new and enhanced solutions, or if we are unable to continually improve the performance, features, and reliability of our existing solutions, our business and operating results could be adversely affected.

Our future success depends on our ability to effectively respond to evolving threats to consumers, as well as competitive technological developments and industry changes, by developing or introducing new and enhanced solutions and products on a timely basis. In the past, we have incurred, and will continue to incur, significant research and development expenses as we focus on organic growth through internal innovation.

We believe that we must continue to dedicate significant resources to our research and development efforts to deliver innovative market competitive products and avoid being reliant on third-party technology and products. If we do not achieve the benefits anticipated from these research and development investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected. We must continually address the challenges of dynamic and accelerating market trends and competitive developments. Customers may require features and capabilities that our current solutions do not have. Our failure to develop new solutions and improve our existing solutions to satisfy customer preferences and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to retain our customers and attract new customers. For example, the process of developing and integrating new technologies, including generative artificial intelligence ("Gen AI") and machine learning models, is complex, time-consuming and may cause errors or inadequacies that are not easily detectable. As we integrate more Gen AI technology into our platform to improve the experience of our users and meet the demands of our customers, it may result in unintentional or unexpected outputs that are incorrect or biased and cause customer dissatisfaction or subject us to lawsuits, reputational harm and increased regulatory scrutiny.

The development and introduction of new solutions involve significant commitments of time and resources and are subject to risks and challenges including but not limited to:

- Lengthy development cycles;
- Evolving industry and regulatory standards and technological developments, including AI and machine learning, by our competitors and customers;
- Rapidly changing customer preferences and accurately anticipating technological trends or needs;
- Evolving platforms, operating systems, and hardware products, such as mobile devices;
- Product and service interoperability challenges with customer's technology and third-party vendors;
- The integration of products and solutions from acquired companies;
- Availability of engineering and technical talent;
- Entering new or unproven market segments;
- New and evolving regulation; and
- Executing new product and service strategies.

In addition, third parties, including, but not limited to, operating systems and internet browser companies, have in the past and may in the future limit the interoperability of our solutions with their own products and services, in some cases to promote their own offerings or those of our competitors. Any such actions by third parties could delay the development of our solutions and products or our solutions and products may be unable to operate effectively. This could also result in decreased demand for our solutions and products, decreased revenue, harm to our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

If we are not successful in managing these risks and challenges, or if our new or improved solutions or products are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

We operate in intensely competitive and dynamic markets that experience frequent and rapid technological developments, changes in industry and regulatory standards, evolving market trends, changes in customer requirements and preferences, and frequent new product introductions and improvements. If we are unable to anticipate or react to these continually evolving conditions, we could experience a loss of market share and a reduction in our revenues, which could materially and adversely affect our business and financial results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and products and enhance our existing solutions and products, and effectively adapt to changes in the technology, financial technology, privacy and data protection standards or trends.

We face competition from a broad range of companies, including software vendors focusing on cyber safety solutions such as Bitdefender, Kaspersky, McAfee and Trend Micro, operating system providers such as Apple, Google and Microsoft, and companies such as Nord, Life360, LastPass and others that currently specialize in one or a few particular segments of the market and many of which are expanding their product portfolios into different segments. We also face growing competition from other technology companies, as well as from companies in the identity threat protection space such as credit bureaus. Further, many of our competitors are increasingly developing and incorporating into their products data protection software and other competing cyber safety products, such as antivirus protection or VPN, often free of charge, that compete with our offerings. Our competitive position could be adversely affected by the functionality incorporated into these products rendering our existing solutions obsolete and therefore causing us to fail to meet customer expectations.

For our MoneyLion business, we face competition from a broad range of companies across our business lines, including traditional banks and credit unions; new entrants obtaining banking licenses; non-bank digital providers offering banking-related services; specialty finance and other non-bank digital providers offering consumer lending-related or earned wage access products; digital wealth management platforms such as robo-advisors offering consumer investment services and other brokerage-related services; and digital financial platform, embedded finance and marketplace competitors, which aggregate and connect consumers to financial product and service offerings. We also compete with advertising agencies and other service providers to attract marketing budget spending from our Enterprise clients. We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve.

Some of our current and potential competitors have longer operating histories, particularly with respect to financial services products similar to ours, significantly greater resources and a larger customer base than we do. This allows them, among other things, to potentially offer more competitive pricing or other terms or features, a broader range of financial or other products or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in consumer preferences.

In addition, the introduction of new products or services by existing or future competitors, and/or market acceptance of products or services based on emerging or alternative technologies, could make it easier for other products or services to compete with our solutions and reduce our market share in the future. Further consolidation among our competitors and within our industry or, in addition to other changes in the competitive environment, such as greater vertical integration from key computing and operating system suppliers could result in larger competitors that compete more frequently with us.

Specifically, in addition to competing with cyber safety vendors directly for sales to end-users of our solutions, we compete with them for the opportunity to have our solutions bundled with the offerings of our strategic partners, such as computer hardware OEMs, internet service providers, operating systems and telecom service providers. Our competitors could gain market share from us if any of these strategic partners replace our solutions with those of our competitors or with their own solutions or promote our competitors' solutions or their own solutions more frequently or more favorably than our solutions. In addition, software vendors who have bundled our solutions with theirs may choose to bundle their solutions with their own or other vendors' solutions or may limit our access to standard interfaces and inhibit our ability to develop solutions for their platform. Further product development by these vendors could cause our solutions to become redundant, which could significantly impact our sales and operating results.

We cannot be sure that we will accurately predict how the markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets or to effectively compete against our competitors will significantly impair our business, financial condition, results of operations, and cash flows.

Issues in the development and deployment of artificial intelligence ("AI") may result in reputational harm and legal liability and could adversely affect our results of operations.

We have incorporated, and are continuing to develop and deploy, AI, including Gen AI, into many of our products, solutions and services. AI presents challenges and risks that could affect our products, solutions and services, and therefore our business. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or "hallucinatory" inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges, including issues relating to discrimination, intellectual property infringement or misappropriation, violation of rights of publicity, inability to assert ownership of inventions and works of authorship, loss of trade secrets, defamation, data privacy and cybersecurity; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, if we do not have sufficient rights to use the data or other material or content on which our AI tools rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. The use or adoption of AI technologies in our products may also result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. For example, the large datasets used to train Gen AI technologies or output generated by Gen AI technologies may contain materials that may subject us to third-party claims of intellectual property infringement or violations of rights of publicity. This risk is exacerbated with respect to our use of third-party Gen AI technologies, as it can be very difficult, if not impossible, to validate the processes used by third-party Gen AI technology providers in their collection and use of training data or the algorithm to produce outputs.

In addition, regulation of Gen AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying Gen AI and its uses are currently subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Gen AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to Gen AI or are considering general legal frameworks for Gen AI. For example, the EU AI Act, which came into force on August 1, 2024, will generally become fully applicable after a two-year transitional period, with certain obligations taking effect at an earlier or later time. The EU AI Act introduces various requirements for AI systems and models placed on the market or put into service in the EU, including specific transparency and other requirements for general purpose AI systems and the models on which they are based. In addition, several U.S. states are considering enacting or have already enacted regulations concerning the use of AI technologies. At the federal and state level, there have been various proposals (and in some cases laws enacted) addressing "deepfakes" and other AI-generated synthetic media.

Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

As part of our business strategy, we may acquire or divest businesses or assets. For example, in 2019, we completed the sale of certain of our enterprise security assets to Broadcom Inc. (the Broadcom sale), in January 2021, we completed the acquisition of Avira, in September 2022, we completed the acquisition of Avast, and in April 2025, we completed the acquisition of MoneyLion. Our acquisition and divestiture activities have and may continue to involve a number of risks and challenges, including:

- Complexity, time and costs associated with managing these transactions, including the integration of acquired and the winding down of divested business operations, workforce, products, services, IT systems and technologies;

- Challenges in maintaining uniform standards, controls, procedures and policies within the combined organization;

- Challenges in retaining the customers of acquired businesses, providing the same level of service to existing customers with reduced resources, or retaining the third-party relationships, including with suppliers, service providers, and vendors, among others;

- Diversion of management time and attention;

- Loss or termination of employees, including costs and potential institutional knowledge loss associated with the termination or replacement of those employees;

- Assumption of liabilities of the acquired and divested business or assets, including pending or future litigation, investigations or claims related to the acquired business or assets;

- Addition of acquisition-related debt;

- Difficulty entering into or expanding in new markets or geographies;

- Increased or unexpected costs and working capital requirements;

- Dilution of stock ownership of existing stockholders;

- Ongoing contractual obligations and unanticipated delays or failure to meet contractual obligations;

- Regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

- Substantial accounting charges for acquisition-related costs, asset impairments, amortization of intangible assets and higher levels of stock-based compensation expense; and

- Difficulty in realizing potential benefits, including cost savings and operational efficiencies, synergies and growth prospects from integrating acquired businesses.

We may not be able to identify appropriate business opportunities that benefit our business strategy or otherwise satisfy our criteria to undertake such opportunities. Even if we do identify potential strategic transactions, we may not be successful in negotiating favorable terms in a timely manner or at all or in consummating the transaction, and even if we do consummate such a transaction, it may not generate sufficient revenue to offset the associated costs, may not otherwise result in the intended benefits or may result in unexpected difficulties and risks. Macroeconomic factors, such as fluctuating tariffs, trade wars. high inflation, high interest rates, and volatility in foreign currency exchange rates and capital markets could negatively influence our future acquisition opportunities. Moreover, to be successful, large complex acquisitions depend on large-scale product, technology, and sales force integrations that are difficult to complete on a timely basis or at all and may be more susceptible to the special risks and challenges described above. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Our revenue and operating results depend significantly on our ability to retain our existing customers and expand sales to them, convert existing non-paying customers to paying customers and add new customers.

It is important to our cyber and financial technology businesses that we retain existing customers and that our customers expand their use of our solutions and products over time. If our efforts to sell additional functionality, products and services to our customers and clients are not successful, our business and growth prospects would suffer. Customers may choose not to renew their membership with us at any time and may stop utilizing our products that generate us revenue from transaction, interchange or transfer fees, among others. For our solutions sold to customers on a monthly or annual subscription basis, renewing customers may require additional incentives to renew, may not renew for the same contract period, or may change their subscriptions. We therefore may be unable to retain our existing customers on the same or more profitable terms, if at all. In addition, we may not be able to accurately predict or anticipate future trends in customer retention or effectively respond to such trends.

Our customer retention rates may decline or fluctuate due to a variety of factors, including the following:

- Our customers' levels of satisfaction or dissatisfaction with our solutions and the value they place on our solutions;

- The quality, breadth, and prices of our solutions, including solutions offered in emerging markets;

- Our general reputation and events impacting that reputation;

- The services and related pricing offered by our competitors; including increasing the availability and efficacy of free solutions;

- Increases in costs we incur and may pass on to our customers in order to offer our products or services;

- Disruption by new services or changes in law or regulations that impact the need for or efficacy of our products and services;

- Changes in auto-renewal and other consumer protection regulations;

- Our customers' dissatisfaction with our efforts to market additional products and services;

- Our customer service and responsiveness to the needs of our customers;

- Changes in our target customers' spending levels as a result of general economic conditions, inflationary pressures or other factors; and

- The quality and efficacy of our third-party partners who assist us in renewing customers' subscriptions.

Declining customer retention rates could cause our revenue to grow more slowly than expected or decline, and our operating results, gross margins and business will be harmed. In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to cross-sell our solutions to our existing customers and to convert existing non-paying customers to paying customers and add new customers. We may not be successful in cross selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing customers, failure to convert existing non-paying customers to paying customers or add new customers could adversely affect our ability to grow our business.

An important part of our growth strategy involves continued investment in direct marketing efforts, indirect partner distribution channels, expanding enterprise partner relationships, freemium channels, our sales force, and infrastructure to add new customers. The number and rate at which new customers purchase our products and services depends on a number of factors, including those outside of our control, such as customers' perceived need for our solutions and products, competition, general economic conditions, market transitions, product obsolescence, technological change, public awareness of security threats to IT systems, macroeconomic conditions, and other factors. New customers, if any, may subscribe or renew their subscriptions, or utilize our products and solutions, at lower rates than we have experienced in the past, introducing uncertainty about their economic attractiveness and potentially impacting our financial results.

Additionally, there are inherent challenges in measuring the usage of our products and solutions across our brands, platforms, regions, and internal systems, and therefore, calculation methodologies for direct customer counts may differ, which may impact our ability to measure the addition of new customers and our understanding of certain details of our business. The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

We may need to change our pricing models to compete successfully.

The intense competition we face, in addition to general and economic business conditions (including rising government debt levels, potential government policy shifts, changing U.S. consumer spending patterns, economic volatility, bank failures, fluctuating tariff rates, trade wars, and high inflation and interest rates, among other things), may put pressure on us to change our pricing practices. In particular, the ongoing global conflicts could amplify disruptions to the financial and credit markets, increase risks of an information security or operational technology incident, cause cost fluctuations to us or third parties upon which we rely and increase costs to ensure compliance with global and local laws and regulations.

If our competitors offer deep discounts on certain solutions, provide offerings, or offer free introductory products that compete with ours, we may experience pricing pressure and may be unable to retain current customers and clients or attract new customers and clients at consistent prices within our operating budget. Or we may need to lower our prices or offer similar free introductory products to compete successfully. Similarly, if external factors, such as economic conditions, market trends, or business combinations require us to raise our prices, our ability to acquire new customers and retain existing customers may be diminished. Any such changes may reduce revenue and margins and could adversely affect our financial results.

Additionally, changes in the macroeconomic environment have previously and may continue to affect our business. Our solutions are discretionary purchases, and customers may reduce or eliminate their discretionary spending on our solutions during a difficult macroeconomic environment. We may experience a material increase in cancellations by customers or a material reduction in our retention rate in the future, especially in the event of a prolonged recession or a worsening of current conditions as a result of trade wars, fluctuating tariff rates, inflation, changes in interest rates, government shutdowns, political developments and unrest or other macroeconomic events. We may have to lower our prices or make other changes to our pricing model to address these dynamics, any of which could adversely affect our business and financial results.

Many of Avira's and Avast's users are freemium subscribers, meaning they do not pay for its basic services. Much of our anticipated growth in connection with the Avira and Avast acquisitions are attributable to attracting and converting Avira's and Avast's freemium users to a paid subscription option. Numerous factors, however, have previously and may continue to impede our ability to attract and retain free users, convert these users into paying customers and retain them as paying customers.

If we fail to manage our sales and distribution channels effectively, if our partners choose not to market and sell our solutions to their customers, or if we have an adverse change in our relationships with key third-party partners, service providers or vendors, our operating results could be materially and adversely affected.

A portion of our revenues is derived from sales through indirect channels, including, but not limited to, distributors that sell our products to end-users and other resellers, and partners that incorporate our products into, or bundle our products with, their products. These channels involve risks, including:

• Our resellers, distributors and telecom service providers are generally not subject to minimum sales requirements or any obligation to market our solutions to their customers;

• Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause and our partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors;

• Our resellers and distributors may encounter issues or have violations of applicable law or regulatory requirements or otherwise cause damage to our reputation through their actions;

• Our resellers and distributors frequently market and distribute competing solutions and may, from time to time, place greater emphasis on the sale of competing solutions due to pricing, promotions and other terms offered by our competitors;

• Any consolidation of electronics retailers can increase their negotiating power with respect to software providers such as us and any decline in the number of physical retailers could decrease the channels of distribution for us;

• The consolidation of online sales through a small number of larger channels has been increasing, which could reduce the channels available for online distribution of our solutions; and

• Sales through our partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in fewer sales, or cause our partners to suffer financial difficulty which could delay payments to us, affecting our operating results.

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position.

In our MoneyLion business, our success also depends in part on the delivery of qualified consumer lead inquiries and conversions to completed transactions for various financial products to Product Partners. However, the failure of our Enterprise platform to effectively connect and match consumers from our Channel Partners with product offerings from our Product Partners in a manner that results in converted customers and increased revenue for such Product Partners could cause Product Partners to cease spending marketing funds on our Enterprise platform, which could have a material adverse impact on our ability to maintain or increase our Enterprise revenue. Any factors that limit the amount that our Product Partners are willing to, and do, spend on marketing or advertising with us could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, during challenging macroeconomic conditions, our Product Partners may tighten underwriting standards for certain of their products, which would result in fewer opportunities for us to generate revenue from matching consumers from our Channel Partners with them.

The success of our business and our ability to engage and retain customers in our platform are dependent in part on our ability to produce or acquire popular content, which in turn depends on our ability to retain content creators and rights to content for our platform. We may in the future incur increasing revenue-sharing costs to compensate content creators for producing original content.

Any changes in these relationships or loss of these partners or vendors, any failure of them to perform their obligations in a timely manner or at all or if they were to cease to provide such functions for any reason, could degrade the functionality of our platform, materially and adversely affect usage of our products and services, impose additional costs or requirements or disadvantage us compared to our competitors. We also rely on relationships with third-party partners to obtain and maintain customers, and our ability to acquire new customers could be materially harmed if we are unable to enter into or maintain these relationships on terms that are commercially reasonable to us, or at all.

In the event that such a third party for any reason fails to comply with legal or regulatory requirements or otherwise to perform its functions properly, our ability to conduct our business and perform other operational functions for which we currently rely on such third party will suffer, and our business, financial condition, results of operations and cash flows may be negatively impacted.

Changes in industry structure and market conditions have and may continue to lead to charges related to discontinuance of certain of our products or businesses and asset impairments.

In response to changes in industry structure and market conditions, we have been and may continue to be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting certain businesses. Any decision to limit investment in or dispose of or otherwise exit businesses has and may continue to result in the recording of special charges, such as technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Our loss contingencies have and may continue to include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers.

Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances. Goodwill impairment evaluations have previously and may result in a charge to earnings.

RISKS RELATED TO OUR OPERATIONS

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We derive a significant portion of our revenues from customers located outside of the United States, and we have substantial operations outside of the United States, including engineering, finance, sales and customer support. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

• Difficulties staffing, managing, and coordinating the activities of our geographically dispersed and culturally diverse operations;

• Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

• Requirements of foreign laws and other governmental controls, including tariffs, trade barriers and labor restrictions, and related laws that reduce the flexibility of our business operations;

• Fluctuations in currency exchange rates, economic instability and inflationary conditions could make our solutions more expensive or could increase our costs of doing business in certain countries;

• Changes in trade relations arising from policy initiatives or other political factors;

• Regulations or restrictions on the use, import or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

- Regulations or restrictions regarding the collection, processing, sharing, transfer, portability, security and storage of consumer data (including personal information), including privacy and data protection laws;

- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States;

- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- Difficulties in staffing, managing and operating our international operations;

- Costs and delays associated with developing software and providing support in multiple languages;

- Political, social or economic unrest, war, terrorism, regional natural disasters, or export controls and trade restrictions, particularly in areas in which we have facilities and in areas where our engineering and technical development teams are based; and

- Multiple and possibly overlapping tax regimes.

The expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These increased costs may increase our cost of acquiring international customers, which may delay our ability to achieve profitability or reduce our profitability in the future. We also have and may continue to face pressure to lower our prices in order to compete in emerging markets, which has previously and could in the future adversely affect revenue derived from our international operations.

It is not possible to predict the broader consequences of existing geopolitical conflicts and other conflicts that may arise in the future, which could include geopolitical instability and uncertainty; adverse impacts on global and regional economic conditions and financial markets, including significant volatility in credit, capital, and currency markets; reduced economic activity; changes in laws and regulations affecting our business, including further sanctions or counter-sanctions which may be enacted; and increased cybersecurity threats and concerns. The ultimate extent to which such conflicts may negatively impact our business, financial condition and results of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change.

Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

Our future success depends upon our ability to recruit and retain key management, technical (including cyber security and AI experts), sales, marketing, e-commerce, finance and other personnel. Our officers and other key personnel are "at will" employees and we generally do not have employment or non-compete agreements with our employees. Competition is significant for people with the specific skills that we require, including in the areas of AI and machine learning, and especially in the locations where we have a substantial presence and need for such personnel.

In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation. Additionally, changes in immigration laws could impair our ability to attract and retain highly qualified employees. If we fail to attract, retain and motivate new or existing personnel, our business, results of operations and future growth prospects could suffer. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may not have an adequate number of shares reserved under our equity compensation plans, forcing us to reduce awards of equity-based compensation, which could impair our efforts to attract, retain and motivate necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. From time to time, key personnel leave our company and the frequency and number of such departures have widely varied and have, in the past, resulted, and may in the future result in significant changes to our executive leadership team. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, our internal control over financial reporting and our results of operations. In addition, hiring, training and successfully integrating replacement personnel can be time consuming and expensive, may cause additional disruptions to our operations and may be unsuccessful, which could negatively impact future financial results.

If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

Our decisions to provide many of our products and services to customers are based partly on information that they provide to us or authorize us to receive from third party sources. To the extent that these customers or third parties provide information to us in a manner that we are unable to verify, our decisioning process may not accurately reflect the associated risk. In addition, data provided by third-party sources, including consumer reporting agencies, is a component of our credit decisions and this data may contain inaccuracies. This may result in the inability to either approve otherwise qualified applicants or rejected otherwise unqualified applicants through our platform or accurately analyze credit data, which may adversely impact our business and negatively impact our reputation.

In addition, there is risk of fraudulent activity associated with our business, including as a result of the service providers and other third parties who handle customer information on our behalf. We use identity and fraud prevention tools to analyze data provided by external databases to authenticate the identity of each applicant that signs up for our first-party products and services. However, these checks have failed from time to time and may again fail in the future, and fraud, which may be significant, has and may in the future occur. The level of fraud-related charge-offs on the first-party products and services facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase. We may not be able to recoup funds associated with our first-party products and services made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations, profitability and cash flows will be harmed. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity and the erosion of trust from our customers, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

Information security risks in the financial services industry in particular are significant, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and other malicious third parties. Recently, there have been a number of well-publicized attacks or breaches affecting companies in the financial services industry, such as the large-scale attacks by foreign nation state actors and a significant uptick in ransomware/extortion attacks at other companies, that have caused heightened concern by customers, and which may also intensify regulatory focus, cause customers to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.

Given the digital nature of our platform, we are an attractive target and expect to continue to be an attractive target of attacks specifically designed to impede the performance and availability of our offerings and harm our reputation as a leading cyber security company. In addition, we face the risk of cyberattacks by nation-states and state-sponsored actors, which may increase or heighten due to geopolitical tensions. These attacks may target us, our partners, suppliers, vendors or customers. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, and insider threats including actions by employees and third-party service providers, have attempted to penetrate, and in some cases have penetrated, our network security or the security of our vendors or suppliers. Such attempts are increasing in number and in technical sophistication, including through the use of AI, and have in the past and could in the future expose us and the affected parties, to risk of loss or misuse of proprietary, personal or confidential information or disruptions of our business operations.

When a data breach occurs, our information technology systems and infrastructure can be subject to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or other circumstances, such as error or malfeasance by employees or third-party service providers, phishing, social engineering, account takeovers, vulnerability exploitation, misconfigurations, ransomware, or technology malfunction. A data breach may result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation (including class actions), and negative publicity. A series of breaches may be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence. The occurrence of any of these events, as well as a failure to promptly remedy them when they occur, could compromise our systems and the information stored in our systems and may cause us to lose consumer trust. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partners, cause us to suffer negative publicity or damage to our brand, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services as well as undermine our ability to remain compliant with relevant laws and regulations.

Techniques used to obtain unauthorized access or to sabotage systems change frequently, are constantly evolving and generally are difficult to recognize and react to effectively, and are increasingly becoming more sophisticated and harder to detect due to the use of "deepfakes", voice imitation technology and other AI tools. Despite our efforts, we are not always able to anticipate these techniques or to implement adequate or timely preventive or reactive measures. Our brands and their third-party service providers from time to time have experienced and may in the future continue to experience such instances, and we may experience heightened risks of cyberattacks and other security breaches or disruptions as a result of the ongoing unification efforts to integrate certain legacy IT infrastructure and systems of MALKA and Even Financial Inc. (now Engine by MoneyLion). Threat actors have previously and could in the future exploit a new vulnerability before we complete our remediation work or identify a vulnerability that we did not effectively remediate. If that happens, there could be unauthorized access to, or acquisition of, data we maintain, and damage to our systems. In addition, our internal IT environment continues to evolve. We embrace new ways of sharing data and communicating internally and with partners and customers using methods such as social networking and other consumer-oriented technologies. The increasing use of Gen AI models in our internal systems which may create new attack methods for adversaries. Our business policies and internal security controls may not keep pace with these changes as new threats emerge, or new cybersecurity regulations emerge in jurisdictions worldwide.

Finally, the software upon which we rely may from time to time contain undetected technical errors or bugs, which may only be discovered after the code has been released for external or internal use. Technical errors or other design defects within the software upon which we rely may result in a negative experience for customers, clients or third-party partners and issues in our provision of our products and services or their functionality, failure to accurately predict or evaluate the suitability of new and existing customers for our products and services, failure to comply with applicable laws and regulations, failure to detect fraudulent activity on our platform, delayed introductions of new features or enhancements or failure to protect consumer data, our intellectual property or other sensitive data or proprietary information. Any technical errors, bugs or defects discovered in the software upon which we rely could result in harm to our reputation, loss of customers, clients or third-party partners, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition, results of operations and cash flows.

We collect, use, disclose, store or otherwise process personal information and other sensitive data, which is subject to stringent and changing state and federal laws, and regulations.

In connection with the operation of our business, particularly in relation to our identity and information protection service and financial technology offerings, we collect, use, process, store, transmit or disclose (collectively, process) an increasingly large amount of confidential information, including personal information (which includes credit card information and other critical data) from employees and customers in multiple jurisdictions. The confidential and personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy, data security and the collection, and handling of PII and sensitive data, as well as contractual commitments, and this regulatory framework is rapidly evolving and likely to remain uncertain for the foreseeable future. For example, at the federal level, the GLBA (along with its implementing regulations) requires disclosures to consumers about our handling of their nonpublic personal information and empowers consumers to place restrictions on, or opt out of, our sharing nonpublic personal information with affiliated and nonaffiliated their parties for various purposes. Additionally, our investment adviser, ML Wealth, and broker-dealer, MoneyLion Securities LLC, are subject to SEC Regulation S-P, which requires that covered institutions maintain certain policies and procedures addressing the protection of consumer information and records.

At the state level, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CCPA) requires certain companies that collect, use, retain, share or sell personal information relating to California consumers to make disclosures to such consumers about their data collection, use, sharing and selling practices, provide such consumers with rights to know, correct and delete personal information relating to them, allow such consumers to opt out of the sale of their personal information or the use of their personal data for cross-context behavioral advertising or automated decision making, and provide such consumers with the right to limit the use and disclosure of certain of their sensitive personal information, all of which could impact our business. The CCPA provides for civil penalties for violations, as well as provides a private right of action for certain data breaches that result in the loss of personal information of California consumers. It remains unclear how various provisions of the CCPA and its regulations will be interpreted and enforced. In addition, other U.S. states have enacted comprehensive privacy laws and regulations providing data privacy rights to their respective residents that could impact our business, which laws may lead other U.S. states or even the U.S. Congress to pass comparable legislation. These new laws may result in additional uncertainty and require us to incur additional costs and expenses in our effort to comply. Additionally, the Federal Trade Commission (the FTC) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the new state privacy laws and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies, adapt our goods and services and incur substantial expenditures in order to comply Any failure or perceived failure by us to comply with such obligations has previously and may in the future result in governmental enforcement actions, fines, litigation (including class actions) or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Global privacy and data protection legislation and enforcement are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only or primarily within that country, which may require us to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition. Additionally, changes to applicable privacy or data security laws could impact how we process personal information and therefore limit the effectiveness of our solutions or our ability to develop new solutions.

Because the interpretation and application of many privacy and data protection laws is uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, government actions, consumer and merchant actions, and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which could have an adverse effect on our business. Any violations or perceived violations of these laws, rules and regulations by us, or any third parties with which we do business, may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, addressing legal claims by governmental entities or private actors, sustaining monetary penalties, sustaining reputational damage, expending substantial costs, time and other resources and/or sustaining other harms to our business. Furthermore, our online, external-facing privacy policy and website make certain statements regarding our privacy, information security and data security practices with regard to information collected from our consumers or visitors to our website. Failure or perceived failure to adhere to such practices may result in regulatory scrutiny and investigation, complaints by affected consumers or visitors to our website, reputational damage and/or other harm to our business. If either we, or the third-party partners, service providers or vendors with which we share consumer data, are unable to address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and policies, it could result in additional costs and liability to us, damage our reputation, inhibit sales and harm our business, financial condition, results of operations and cash flows.

Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services and harm our business.

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. We use third-party service providers and vendors, such as our cloud computing web services provider, account transaction and card processing companies, in the operation of certain of our platforms and we source certain information from third-parties. For example, we host many of our products using third-party data center facilities and we do not control the operation of these facilities. These facilities are vulnerable to damage, interference, interruption or performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, pandemics and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster, an act of terrorism state-sponsored attacks, a pandemic, geopolitical tensions or armed conflicts, and similar events could result in a decision to close the facilities without adequate notice or other unanticipated problems, which in turn, could result in lengthy interruptions in the delivery of our products and services, which could negatively impact our sales and operating results.

If an arrangement with a third-party service provider or vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that third-party service provider or vendor, and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

Furthermore, our business administration, human resources, compliance efforts and finance services depend on the proper functioning of our computer, telecommunication and other related systems and operations, which are highly technical and complex. A disruption or failure of these systems or operations because of a disaster, cyberattack or other business continuity event, such as a pandemic, could cause data to be lost or otherwise delay our ability to complete sales and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results, all of which could adversely affect the trading value of our stock. There are no assurances that data recovery in the event of a disaster would be effective or occur in an efficient manner. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

Our Norton branded endpoint security solution has historically relied upon certain threat analytics software engines and other software (the Engine-Related Services) that have been developed and provided by engineering teams that have transferred to Broadcom as part of the Broadcom sale. The technology, including source code, at issue is shared, and pursuant to the terms of the Broadcom sale, we retain rights to use, modify, enhance and create derivative works from such technology. Broadcom has committed to provide these Engine-Related Services substantially to the same extent and in substantially the same manner, as has been historically provided under a license agreement with a limited term.

As a result, we are dependent on Broadcom for services and technology that are critical to our business, and if Broadcom fails to deliver these Engine-Related Services it would result in significant business disruption, and our business and operating results and financial condition could be materially and adversely affected. Furthermore, if our current sources become unavailable, and if we are unable to develop or obtain alternatives to integrate or deploy them in time, our ability to compete effectively could be impacted and have a material adverse effect on our business. Additionally, in connection with the Broadcom sale, we lost other capabilities, including certain threat intelligence data which were historically provided by our former Enterprise Security business, the lack of which could have a negative impact on our business and products.

If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

Many of our customers rely on our customer support services to resolve issues, including technical support, billing and subscription issues, that may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce customer satisfaction and negatively impact our customer retention and our business.

Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

Because we offer very complex solutions, errors, defects, disruptions, or other performance problems with our solutions may occur and have occurred. For example, we may experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, fraud, security attacks or capacity constraints due to an overwhelming number of users accessing our websites simultaneously. As we continue to expand the number of our customers and the products and services available through our platform, we may not be able to scale our technology to accommodate the increased capacity requirements. The failure of data centers, internet service providers or other third-party service providers or vendors to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations.

In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions in our solutions could impact our revenues ,prevent our customers from accessing their accounts, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data or personal information, prevent us from supporting our platform, products or services or processing transactions with our customers or cause us to incur additional expense in arranging for new facilities and support or otherwise harm our business, any of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows in a disaster recovery scenario.

To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology or software is either developed by us, or, if available, is identified, obtained and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar data, technology or software, which could result in the loss or limiting of our products or services or features available in our products or services.

Negative publicity regarding our brand, solutions and business could harm our competitive position.

Our brand recognition and reputation as a trusted service provider are critical aspects of our business and key to retaining existing customers and attracting new customers. Our business could be harmed due to errors, defects, disruptions or other performance problems with our solutions causing our customers and potential customers to believe our solutions are unreliable.

We may introduce, or make changes to, features, products, services, privacy practices or terms of service that customers and clients do not like, which may materially and adversely affect our brand. Our efforts to build our brand have involved significant expense, and our marketing spend may increase in the near term or in the future and may not generate or maintain brand awareness or increase revenue.

Due to unfamiliarity and negative publicity associated with digital asset-related businesses, existing and potential customers may lose confidence in our digital asset-related products and services, which could negatively affect our reputation and business. Furthermore, negative publicity, whether or not justified, including intentional brand misappropriation, relating to events or activities attributed to us, our employees, our strategic partners, our affiliates, or others associated with any of these parties, may tarnish our reputation and reduce the value of our brands. Damage to our reputation and loss of brand equity may reduce demand for our solutions and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our reputation and/or business could be negatively impacted by sustainability and governance matters and/or our reporting of such matters.

The evolving focus from regulators, customers, certain investors, employees, and other stakeholders concerning sustainability and governance matters and related disclosures, both in the United States and internationally, has resulted in, and is likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting sustainability-related requirements and expectations. For example, developing and acting on sustainability-related initiatives and collecting, measuring and reporting sustainability-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the recent California legislation, which includes disclosure requirements relating to voluntary carbon offsets and a wide range of environmental marketing claims. Similarly, the Corporate Sustainability Reporting Directive will require large EU companies to make detailed disclosures in relation to certain sustainability-related issues. We maintain certain sustainability-related initiatives, goals, and/or commitments. These initiatives, goals or commitments could be difficult to achieve and costly to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our sustainability-related initiatives, goals or commitments and progress with respect to such initiatives, goals or commitments may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals or commitments, or for any revisions to them. If we fail to achieve progress with respect to our sustainability-related initiatives, goals or commitments on a timely basis, or at all, or if our sustainability-related data, processes and reporting are incomplete or inaccurate, our reputation, business, financial performance and growth could be adversely affected. Additionally changing federal enforcement priorities and legal interpretations regarding diversity, equity, and inclusion programs present unknown and evolving risks.

We are affected by seasonality, which may impact our revenue and results of operations.

Portions of our business are impacted by seasonality. Seasonal behavior in orders has historically occurred in the third and fourth quarters of our fiscal year, which include the important selling periods during the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season, which is typically in our fourth quarter. Revenue generally reflects similar seasonal patterns, but to a lesser extent than orders. This is due to our subscription business model, as a large portion of our in-period revenue is recognized ratably from our deferred revenue balance. An unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could have a disproportionate effect on our results of operations for the entire fiscal year.

RISKS RELATED TO LEGAL AND COMPLIANCE

Our solutions are highly regulated, which could impede our ability to market and provide our solutions or adversely affect our business, financial position, results of operations and cash flows.

Our solutions are subject to a high degree of regulation, including a wide variety of international and U.S. federal, state, and local laws and regulations, such as the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Federal Trade Commission Act (the FTC Act), and comparable state laws that are patterned after the FTC Act, the U.S. Foreign Corrupt Practices Act of 1977, U.S. domestic bribery laws and other U.S. and foreign anti-corruption laws. We maintain an enterprise-wide compliance program designed to enable us to comply with all applicable anti-money laundering, anti-terrorism financing and economic sanctions laws and regulations, including the BSA, as amended by the USA PATRIOT Act of 2001, and its implementing regulations. This compliance program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing and prevent our platform from being used to facilitate business in countries or with persons or entities that are the subject of sanctions administered by OFAC and equivalent international authorities or that are otherwise the target of sanctions. These controls include procedures and processes to detect and report potentially suspicious transactions, perform customer due diligence, respond to requests from law enforcement and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. Certain of our subsidiaries may be "financial institutions" under the BSA that are required to establish and maintain a BSA/AML compliance program. Additionally, we are required to maintain a BSA/AML compliance program under our agreements with our third-party partners, and certain state regulatory agencies have intimated they expect such program to be in place and followed.

We have in the past, and may again in the future, enter into settlements, consent decrees and similar arrangements with the FTC, state attorney generals, and the United Kingdom's Competition and Markets Authority (CMA).

We must comply with various federal and state consumer protection regimes, both as a result of the financial products and services we provide directly or facilitate and as a service provider to our bank partner, Pathward. Additionally, the nature of our MoneyLion, identity, and information protection products subjects us to the broad regulatory, supervisory and enforcement powers of the Consumer Financial Protection Bureau which may exercise authority with respect to our services, or the marketing and servicing of those services, through the oversight of our financial institution or credit reporting agency customers and suppliers, or by otherwise exercising its supervisory, regulatory or enforcement authority over consumer financial products and services. Additionally, we are regulated by many state regulatory agencies through licensing and other supervisory or enforcement authority, which includes regular examination by state governmental authorities.

U.S. federal regulators, state attorneys general or other state enforcement authorities and other governmental agencies may take formal or informal actions again in cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action or force us to adopt new compliance programs or policies, remove personnel including senior executives, provide remediation or refunds to customers, or undertake other changes to our business operations, such as limits or prohibitions of our ability to offer certain products and services, or suspension or revocation of one or more of our licenses. Any weaknesses in our compliance management system may also subject us to penalties or enforcement action by the CFPB. In addition, certain products and offers we offer, including loans facilitated through our platform, could be rendered void or unenforceable in whole or in part, which could adversely affect our business, financial condition, results of operations and cash flows.

Additionally, the highly regulated environment in which our third-party financial institution partners operate may subject us to regulation and could have an adverse effect on our business, financial condition, results of operations and cash flows

If we fail to manage our legal and regulatory risk in the jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory concerns. We may also be required to spend additional time and resources on remedial measures and conducting inquiries, beyond those already initiated and ongoing, which could have an adverse effect on our business.

We have in the past, and continue to be, subject to inquiries, subpoenas, exams, pending investigations, enforcement matters and litigation by state and federal regulators, the outcomes of which are uncertain and could cause reputational and financial harm to our business, financial condition, results of operations and cash flows. For a discussion of specific legal and regulatory proceedings, inquiries and investigations to which we are currently subject, see Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

The legal and regulatory regimes governing certain of our products and services are uncertain and evolving. Changing or new laws, regulations, interpretations or regulatory enforcement priorities may have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the laws, regulations and enforcement priorities applicable to our business, including reexamination of current enforcement practices, could have a material and adverse impact on our business, financial condition, results of operations and cash flows. We and/or our third-party partners may not be able to respond quickly or effectively to regulatory, legislative and other developments. We cannot determine with any degree of certainty whether any legislative or regulatory changes will be enacted and, if enacted, the ultimate impact that any such potential legislation or implemented regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business or our operating environment. These changes and uncertainties make our business planning more difficult and could result in changes to our business model, impair our ability to offer our existing or planned features, products and services or increase our cost of doing business.

New laws, regulations, rules, guidance and policies could require us to incur significant expenses to ensure compliance, adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with customers, affect retention of key personnel or expose us to additional costs (including increased compliance costs and/or customer remediation). For example, the regulatory frameworks for an open banking paradigm and AI and machine learning technology are evolving and remain uncertain. It is possible that new laws and regulations will be adopted in the U.S., or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use consumer data, AI and machine learning technology, including with respect to fair lending laws. For additional information regarding risks related to the use of AI, see "---Issues in the development and deployment of artificial intelligence ("AI") may result in reputational harm and legal liability and could adversely affect our results of operations."

If loans made by our lending subsidiaries in our Consumer business are found to violate applicable federal or state interest rate limits or other provisions of applicable consumer lending, consumer protection or other laws, it could adversely affect our business, financial condition, results of operations and cash flows.

In our Consumer business, we have 37 subsidiaries through which we conduct our consumer lending business. These entities originate loans pursuant to state licenses or applicable exemptions under state law. The loans we originate are subject to state licensing or exemption requirements and federal and state interest rate restrictions, as well as numerous federal and state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities and loan term lengths. If the loans we originate were deemed subject to and in violation of certain federal or state consumer finance or other laws, including the Military Lending Act, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas) and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows. For a discussion of the ongoing civil action initiated by the CFPB alleging certain violations of the Military Lending Act and the Consumer Financial Protection Act, see Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

The regulatory regime governing blockchain technologies and digital assets is uncertain, and new laws, regulations or policies may alter our business practices with respect to digital assets.

We currently offer certain digital assets-related products and services available to our customers through Zero Hash. The Zero Hash entities are registered as money services businesses. Although many regulators have provided some guidance, regulation of digital assets based on or incorporating blockchain technologies, such as digital assets and digital asset exchanges, remains uncertain and will continue to evolve. Further, regulation varies significantly among international, federal, state and local jurisdictions. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies are increasingly taking interest in, and in certain cases regulating, their use and operation. Treatment of virtual currencies, including digital assets, continues to evolve under federal and state law. Many U.S. regulators, including the SEC, the FinCEN, the Commodity Futures Trading Commission (the "CFTC"), the Internal Revenue Service (the "IRS") and state regulators including the New York State Department of Financial Services (the "NYSDFS"), have made official pronouncements, pursued cases against businesses in the digital assets space or issued guidance or rules regarding the treatment of Bitcoin and other digital currencies. The IRS released guidance treating digital assets as property that is not currency for U.S. federal income tax purposes. Additionally, many other aspects of the U.S. and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for U.S. and foreign tax purposes. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. Other U.S. and many state agencies have offered little official guidance and issued no definitive rules regarding the treatment of digital assets. The CFTC has publicly taken the position that certain virtual currencies, including digital assets, are commodities. To the extent that certain virtual currencies, including digital assets, are deemed to fall within the definition of a "commodity interest" under the Commodity Exchange Act (the "CEA"), or if proposed legislation passes which grants the CFTC jurisdiction over spot digital asset trading beyond its current limited power to bring actions for fraud and manipulation, we may be subject to additional regulation under the CEA and CFTC regulations.

Foreign, federal, state and local regulators revisit and update their laws and policies on blockchain technologies and digital assets and can be expected to continue to do so in the future. Regulatory or enforcement action in this area have been common. As we facilitate our customers' purchase and sale of digital assets, if the SEC alleges that any digital assets we offer are securities, we could be viewed as operating as an unregistered broker-dealer and could face potential liability, including an enforcement action or private class action lawsuits, and face the costs of defending ourselves in the action, including potential fines, penalties, reputation harm and potential loss of revenue. Our personnel could also become disqualified from associating with a broker-dealer, which could adversely affect our business.

States may require that we obtain licenses that apply to blockchain technologies and digital assets.

Under the terms of our agreement with Zero Hash, we are not directly involved in any digital asset transactions or the exchange of fiat funds for digital asset at or through Zero Hash, and therefore, we do not currently expect to be subject to money services business, money transmitter licensing or other licensing or regulatory requirements specific to transactions relating to virtual currencies. However, state and federal regulatory frameworks around virtual currencies, including digital assets, continue to evolve and are subject to interpretation and change, which may subject us to additional licensing and other requirements. The Zero Hash entities are registered as money services businesses with FinCEN and hold active money transmitter licenses (or the state equivalent of such licenses) in all U.S. states and the District of Columbia except for (i) California and Hawaii, where Zero

Hash relies upon licensing exemptions; and (ii) Montana, which does not currently have a money transmitter licensing requirement. The Zero Hash entities currently engage in digital asset activities in all U.S. states and the District of Columbia.

Zero Hash is the custodian of all customer digital assets. It uses both multi-party computation (i.e., "warm") and cold omnibus wallets, generally on a per asset basis, and Zero Hash holds an inventory of digital assets in omnibus wallets for the purpose of providing customers instant access to purchased digital assets. Zero Hash has a custodial agreement with Coinbase Trust Company, LLC, which is based in the State of New York, for the provision of cold wallet storage and related services. As we are not directly involved in the custody, trading or pricing of any digital assets and, instead, enable Zero Hash to offer its digital asset services to MoneyLion Crypto customers, we do not maintain insurance policies covering the digital assets in which MoneyLion Crypto customers transact. In addition, our agreement with Zero Hash does not require Zero Hash to indemnify us or MoneyLion Crypto customers for any risk of loss related to customers' underlying digital assets, nor does it require Zero Hash to maintain an insurance policy with respect to the digital assets of MoneyLion Crypto customers custodied with Zero Hash. Zero Hash does not maintain separate insurance coverage for any risk of loss with respect to the digital assets that they custody on behalf of customers. As a result, customers who purchase digital assets through MoneyLion Crypto may suffer losses with respect to their digital assets that are not covered by insurance and for which no person is liable for damages and may have limited rights of legal recourse in the event of such loss.

In the case of virtual currencies, state regulators such as the NYSDFS have created regulatory frameworks. For example, in July 2014, the NYSDFS proposed the first U.S. regulatory framework for licensing participants in digital asset business activity. The regulations, known as the "BitLicense" (23 NYCRR Part 200), are intended to focus on consumer protection. The NYSDFS issued its final BitLicense regulatory framework in June 2015. The BitLicense regulates the conduct of businesses that are involved in virtual currencies in New York or with New York consumers and prohibits any person or entity involved in such activity from conducting such activities without a license. Zero Hash LLC has received a BitLicense and is approved to conduct digital asset business activity in New York by the NYSDFS.

Other states, such as Louisiana and California, have and may in future adopt similar statutes and regulations which will require us or our partners to obtain a license to conduct digital asset activities. Other states, such as Texas, have published guidance on how their existing regulatory regimes governing money transmitters apply to virtual currencies. Some states, such as Alabama, North Carolina and Washington, have amended their state's statutes to include virtual currencies in existing licensing regimes, while others have interpreted their existing statutes as requiring a money transmitter license to conduct certain digital asset business activities. It is likely that, as blockchain technologies and the use of virtual currencies continues to grow, additional states will take steps to monitor the developing industry and may require us or our regulated partners to obtain additional licenses in connection with our digital asset activity.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Much of our software and underlying technology is proprietary, and thus we are highly dependent on our ability to protect such technology. There is no guarantee that confidentiality agreements, our procedures and copyright, patent, trademark and trade secret laws will be sufficient to protect our technology. For example, patents may not be issued from our pending patent applications and claims allowed on any future issued patents may not be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products. These measures afford only limited protection, are costly to maintain and may be challenged, invalidated or circumvented by third parties. Accordingly, enforcement of our intellectual property rights may be difficult, particularly in some countries outside of North America in which we seek to market our software products and services, and the absence of internationally harmonized intellectual property laws or the lack of some laws in certain jurisdictions makes it more difficult to ensure consistent protection of our proprietary rights. For example, software piracy has been, and is expected to be, a persistent problem for the software industry, and a loss of revenue to us.

Unauthorized third parties, including our competitors, may reverse engineer, access, obtain, distribute, sell or use the proprietary aspects of our technology, processes, products, information or services without our permission, thereby impeding our ability to promote our platform and possibly leading to customer confusion. Third parties have previously and may in the future also develop similar or superior technology independently by designing around our patents. Our consumer agreements do not require a signature and therefore may be unenforceable under the laws of some jurisdictions. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, could be costly, may distract management from day-to-day operations and may lead to additional claims against us, which could adversely affect our operating results.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. The secrecy of such trade secrets and other sensitive information could be compromised, which could cause us to lose the competitive advantage resulting from these trade secrets. For example, there is a risk of employees inadvertently inputting trade secret information into Gen AI technologies, thereby enabling third parties, including our competitors, to access such information. We utilize confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which require such individuals to assign such intellectual property to us and place restrictions on the employees' and contractors' use and disclosure of our confidential information. However, these agreements may not be self-executing, and we cannot guarantee that we have entered into such agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us. Additionally, our contractual arrangements may be insufficient, breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property may make adverse ownership claims to our current and future intellectual property. Likewise, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions.

The measures we have put in place may not prevent misappropriation, infringement or other violation of our intellectual property, proprietary rights or information, and any resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement or other violation by others, which is time-consuming and expensive, could cause a diversion of resources and may not be successful. Additionally, our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, it could diminish, or we could otherwise lose, valuable intellectual property and other proprietary rights. Any of the foregoing could adversely impact our business, financial condition, results of operations and cash flows.

In addition, the integration of Gen AI may also expose us to risks regarding intellectual property ownership and license rights, particularly if any copyrighted material is embedded in training models or if the output we produce is infringing intellectual property rights. In addition, the use of Gen AI in connection with the creation or development of intellectual property may present challenges in asserting ownership over the resulting output given the position of some courts and intellectual property offices in various jurisdictions that some human contribution is required for intellectual property protection of an AI-generated work.

From time to time we are party to lawsuits and investigations, which has previously and could in the future require significant management time and attention, cause us to incur significant legal expenses and prevent us from selling our products.

We are, and may in the future become, subject to litigation, claims, examinations, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties, which may affect our business, financial condition, results of operations and cash flows. These claims, lawsuits and proceedings could involve labor and employment, discrimination and harassment, commercial disputes, class actions, general contract, tort, defamation, data privacy rights, antitrust, common law fraud, government regulation, compliance, alleged federal and state securities and "blue sky" law violations or other investor claims and other matters. For a discussion of specific legal proceedings to which we are currently subject. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Due to the consumer-oriented nature of a significant portion of our MoneyLion business and the application of certain laws and regulations, participants in our industry are regularly named as defendants in litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these legal proceedings involve alleged violations of consumer protection laws. In addition, we have in the past and may in the future be subject to litigation, claims, examinations, investigations, legal and administrative cases and proceedings related to our loan products and other financial services we provide. For instance, our membership model and some of the products and services we offer, including our earned wage access product, Instacash, are relatively novel and have been and may in the future continue to be subject to regulatory scrutiny or interest and/or litigation. Any regulatory action in the future could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are also frequently involved in litigation and other proceedings, including, but not limited to, class actions and governmental claims or investigations, some of which may be material initially or become material over time. The expense of initiating and defending, and in some cases settling, such matters may be costly and divert management's attention from the day-to-day operations of our business, which could have a materially adverse effect on our business, results of operations and cash flows. In addition, such matters may through the course of litigation or other proceedings change unfavorably which could alter the profile of the matter and create potential material risk to the company. Any unfavorable outcome in a matter could result in significant fines, settlements, monetary damages, or injunctive relief that could negatively and materially impact our ability to conduct our business, results of operations and cash flows. Additionally, in the event we did not previously accrue for such litigation or proceeding in our financial statements, we may be required to record retrospective accruals that adversely affect our results of operations and financial condition.

Finally, there can be no assurance that we will be able to maintain insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate protection against potential liabilities. Additionally, we do not carry insurance for all categories of risk that our business may encounter. Any significant liability that is uninsured or not fully insured may require us to pay substantial amounts. There can be no assurance that any current or future claims will not materially and adversely affect our business, financial condition, results of operations and cash flows.

Third parties have claimed and additional third parties in the future may claim that we infringe their proprietary rights.

Third parties have claimed and, from time to time, additional third parties may claim that we have infringed their intellectual property rights, including claims regarding patents, copyrights and trademarks. For additional information on such claims, please refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our solutions, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our partners. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

We license and use software from third parties in our business and generally must rely on those third parties to protect the licensed rights and avoid infringement. Third-party software components may become obsolete, defective or incompatible with future versions of our services, or our relationships with the third-party licensors or technology providers may deteriorate, expire or be terminated. These third-party software licenses may not continue to be available to us on acceptable terms or at all and may expose us to additional liability. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Even if such licenses or other grants of rights are available, we may be required to pay the licensor (or other applicable counterparty) substantial royalties, which may affect the margins on our products and services. Furthermore, incorporating intellectual property or proprietary rights in our products or services licensed from or otherwise made available to us by third parties on a non-exclusive basis could limit our ability to protect the intellectual property and proprietary rights in our products and services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

This liability, or our inability to use any of this third-party software, could result in delivery delays or other disruptions in our business that could materially and adversely affect our operating results. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license, which would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize current or future products and services. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property rights against infringing third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable. Third parties from whom we currently license intellectual property and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property or technology.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software (which could include our proprietary source code or AI models) if we combine our proprietary software with open source software in a certain manner. Some open source software may include Gen AI software which may expose us to risks as the intellectual property ownership and license rights, including copyright, of Gen AI software and tools has not been fully interpreted by U.S. courts or been fully addressed by federal, state, or international regulations. In addition to risks related to license requirements, using open source software, including open source software that incorporates or relies on Gen AI, can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source, including open source that incorporates or relies on Gen AI, is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source, including open source that incorporates or relies on Gen AI, may not or cannot be eliminated and could, if not properly addressed, negatively affect our business.

These claims could result in litigation and if portions of our proprietary AI models or software are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release all or affected portions of our source code, purchase a costly license, cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement, discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights and help third parties, including our competitors, develop products and services that are similar to or better than ours. In addition, the re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. If we were required to publicly disclose any portion of our proprietary models, it is possible we could lose the benefit of trade secret protection for our models. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software. Any of these risks associated with the use of open-source software could be difficult to eliminate or manage and, if not addressed, could materially and adversely affect our business, financial condition, results of operations and cash flows.

RISKS RELATED TO OUR LIQUIDITY AND INDEBTEDNESS

There are risks associated with our outstanding and future indebtedness that could adversely affect our financial condition.

As of March 28, 2025, we had an aggregate of $8,355 million of outstanding indebtedness that will mature in calendar years 2027 through 2033, and $1,494 million, net of our letters of credit, available for borrowing under our revolving credit facility. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our outstanding debt. Our ability to meet expenses, comply with the covenants under our debt instruments, pay interest and repay principal for our substantial level of indebtedness depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including our 6.75% Senior Notes due 2027, 7.125% Senior Notes due 2030 and 6.25% Senior Notes due 2033 (collectively, the Senior Notes), and meet our other obligations. Our level of indebtedness could have other important consequences, including the following:

- We must use a substantial portion of our cash flow from operations to pay interest and principal on the Amended Credit Agreement, our existing Senior Notes, and other indebtedness, which reduces funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

- We may be unable to refinance our indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

- We have significant exposure to fluctuations in interest rates because borrowings under our senior secured credit facilities bear interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to an economic downturn or recession and adverse developments in our business;

- We may be unable to comply with financial and other covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation; and

- Changes by any rating agency to our outlook or credit rating could negatively affect the value of our debt and/or our common stock, adversely affect our access to debt markets and increase the interest we pay on outstanding or future debt.

There can be no assurance that we will be able to manage any of these risks successfully. In addition, we conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness will be dependent in part on the generation of cash flow by our subsidiaries and their respective abilities to make such cash available to us by dividend, debt repayment or otherwise, which may not always be possible. If we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness.

Our Amended Credit Agreement imposes operating and financial restrictions on us.

Our Amended Credit Agreement contains covenants that limit our ability and the ability of our restricted subsidiaries to:

- Incur additional debt;

- Create liens on certain assets to secure debt;

- Enter into certain sale and leaseback transactions;

- Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; and

- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions or may otherwise restrict activities or business plans. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured, proceed against any collateral securing that indebtedness.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and result of operations.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could result in a loss or impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Additionally, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. Our general business strategy, including our ability to access existing debt under the terms of our Amended Credit Agreement may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require us to alter our operating plans.

We rely on a variety of funding sources to support our business model. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To support the origination of loans, cash advances and other receivables on our platform and the growth of our business, we must maintain a variety of funding arrangements. We cannot guarantee that we will be able to extend or replace our existing funding arrangements at maturity on reasonable terms or at all. For example, disruptions in the credit markets or other factors, such as the high inflation and interest rate environment in 2023, 2024, and to date in 2025, could adversely affect the availability, diversity, cost and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry or our business, including as a result of any significant underperformance of the consumer receivables facilitated through our platform or regulatory developments, in particular regarding earned wage access products, that impose significant requirements on, or increase potential risks and liabilities related to, the consumer receivables facilitated through our platform, and fail to renew or extend facilities or impose higher costs to access our funding. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding on terms acceptable to us, or at all, we would need to secure additional sources of funding or reduce our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Hedging or other mitigation actions to mitigate against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distributions.

We have previously and may in the future enter into interest rate swap agreements or pursue other interest rate hedging strategies. In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.550%. The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future cash interest expense.

Our future hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Our current and future interest rate hedging may fail to protect or could adversely affect us because, among other things:

•   Interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•   Available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•   The duration of the hedge may not match the duration of the related liability or asset;

•   The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•   The party owing money in the hedging transaction may default on its obligation to pay; and

•   We may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distributions. Unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

GENERAL RISKS

Adverse macroeconomic conditions and government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, have led to and may continue to lead to higher financing costs and may particularly have negative effects on the consumer finance industry and our MoneyLion business.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. Global inflation remains high and government entities may continue their efforts, or implement additional efforts, to combat inflation, which may include continuing to raise interest rate benchmarks or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, could lead to us to incur even higher interest rates and financing costs and have material adverse effect on our business, operating results, profitability and cash flows. For example, recent elevated interest rates have resulted in an increase in our cost of debt. These government actions and global macroeconomic conditions, including trade wars, fluctuating tariff rates, and risks of recession, have had and may continue to have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, adverse macroeconomic conditions may cause our MoneyLion Product Partners to reduce their marketing spend or advertising on our platform, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for the consumer finance industry. The timing and extent of an economic downturn may also require us to change, postpone or cancel our strategic initiatives or growth plans to pursue shorter-term sustainability. The longer and more severe an economic downturn, the greater the potential adverse impact on us, which could be material.

Many new customers on our MoneyLion platform have limited or no credit history and limited financial resources. Accordingly, such customers have historically been, and may in the future become, disproportionately affected by adverse macroeconomic conditions, potentially impacting our ability to make accurate assessments or decisions about our customers' ability to pay for loans, repay cash advances or pay for other products and services MoneyLion provides.

In addition, sustained high levels of unemployment may increase the non-repayment rate on our MoneyLion loans and cash advance products, increase the rate of customers declaring bankruptcy or decrease our customers' use of our investment and other products and services. If we are unable to adjust our business operations to account for rises in unemployment, or if our platform is unable to more successfully predict the creditworthiness of potential borrowers compared to other lenders, then our business, financial condition, results of operations and cash flows could be adversely affected.

Increased interest rates, which often lead to higher payment obligations, may adversely impact the spending level of consumers and their willingness and ability to borrow money, resulting in decreased borrower demand for our lending products or those provided by our Product Partners. Any sustained decline in demand for loans, cash advances or other products and services we offer, or any increase in delinquencies or defaults that result from economic downturns, may harm our ability to maintain robust volumes for our business, which would adversely affect our financial condition, results of operations and cash flows. Furthermore, inflationary and other economic pressure resulting in the inability of a borrower to repay a loan could translate into increased loan delinquencies, defaults, bankruptcies or foreclosures and charge-offs and decreased recoveries, all of which could negatively affect our business, financial condition, results of operations and cash flows.

Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary in the future due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, the trading price of our outstanding securities could be negatively affected. Volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions.

Factors associated with our industry, the operation of our business, and the markets for our solutions may cause our quarterly financial results to fluctuate, including but not limited to:

- Fluctuations in demand for our solutions;

- Disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, outbreaks of disease, or earthquakes, floods or other natural disasters;

- Entry of new competition into our markets;

- Technological changes in our markets;

- Our ability to achieve targeted operating income and margins and revenues;

- Competitive pricing pressure or free offerings that compete with one or more of our solutions;

- Our ability to timely complete the release of new or enhanced versions of our solutions;

- The amount and timing of commencement and termination of major marketing campaigns;

- The number, severity and timing of threat outbreaks and cyber security incidents;

- Loss of customers or strategic partners or the inability to acquire new customers or cross-sell our solutions;

- Changes in the mix or type of solutions and subscriptions sold and changes in consumer retention rates;

- The rate of adoption of new technologies and new releases of operating systems, and new business processes;

- Consumer confidence and spending changes;

- The outcome or impact of litigation, claims, disputes, regulatory inquiries or investigations;

- The impact of acquisitions (and our ability to achieve expected synergies or attendant cost savings), divestitures, restructurings, share repurchase, financings, debt repayments, equity investments and other investment activities;

- Changes in U.S. and worldwide economic conditions, such as economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD, changes in interest rates, geopolitical conflicts and other global macroeconomic factors on our operations and financial performance;

- The publication of unfavorable or inaccurate research reports about our business by cybersecurity industry analysts;

- The success of our sustainability initiatives;

- Changes in tax laws, rules and regulations;

- Changes in tax rates, benefits and expenses; and

- Changes in consumer protection laws and regulations.

Any of the foregoing factors could cause the trading price of our outstanding securities to fluctuate significantly.

We may be required to issue shares under our contingent value rights agreement with certain former holders.

In connection with the MoneyLion acquisition, we entered into a Contingent Value Rights Agreement dated April 17, 2025 (the "CVR Agreement") governing the terms of the CVRs. Each CVR entitles its holder to receive $23.00 shares of common stock, par value $0.01 per share, of Gen Digital if, on any date prior to the second anniversary of the closing, the Average VWAP (as defined in the CVR Agreement) of our common stock for 30 consecutive trading days is equal to or greater than $37.50 (subject to certain adjustments) or we undergo a change of control. To the extent we are required to issue shares to the CVR holders under the CVR Agreement, our stockholders may be diluted. For additional information on our obligations under the CVR Agreement, refer to Exhibit 10.42 to this Annual Report on Form 10-K for a copy of the CVR Agreement.

RISKS RELATED TO TAXES

Changes to our effective tax rate, including through the adoption of new tax legislation or exposure to additional income tax liabilities, could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are a multinational company dual headquartered in the U.S. and the Czech Republic, with our principal executive offices in Tempe, Arizona. As such, we are subject to tax in multiple U.S. and international tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes to the U.S. federal income tax laws, including the potential for federal tax law changes put forward by Congress and the current administration including potentially increased corporate tax rates, new minimum taxes and other changes to the way that our U.S. tax liability has been calculated following the 2017 Tax Cuts and Jobs Act. Such potential changes could have significant retroactive adjustments adding cash tax payments/liabilities if adopted;

- Changes to other tax laws, regulations, and interpretations in multiple jurisdictions in which we operate. The Organisation for Economic Co-operation and Development ("OECD") has proposed certain tax reforms, which, among other things, (1) shift taxing rights to the jurisdiction of the consumer ("Pillar One") and (2) establish a global minimum tax for multinational companies of 15% ("Pillar Two"). Ireland, Czech Republic and certain jurisdictions in which we operate have enacted legislation to implement Pillar Two and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect on our effective tax rate and Consolidated Financial Statements in the near term. Additionally, several countries have proposed or adopted digital services taxes on revenue earned by multinational companies from the provision of certain digital services, regardless of physical presence. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate;

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- Changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process;

- The ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for;

- The tax effects of, and tax planning and changes in tax rates related to significant infrequently occurring events (including acquisitions, divestitures and restructurings) that may cause fluctuations between reporting periods;

- Tax assessments, or any related tax interest or penalties, that could significantly affect our income tax expense for the period in which the settlements take place; and

- Taxes arising in connection to changes in our workforce, corporate and legal entity structure or operations as they relate to tax incentives and tax rates.

From time to time, we receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority and we are consequently subject to tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Additionally, our ability to recognize the financial statement benefit of tax refund claims is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. We ultimately sometimes have to engage in litigation to achieve the results reflected in our tax estimates, and such litigation can be time consuming and expensive. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be materially and adversely affected.

Our corporate and legal entity structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on a variety of factors including the application of the tax laws of those various jurisdictions (including the U.S.) to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant taxing authorities have in the past and may in the future disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity risk management and strategy

We maintain a cybersecurity program designed to protect our systems and data from information security risks, including regular oversight of our programs for security monitoring. Gen has a process for identifying and assessing material risks from cybersecurity threats on a regular basis that operates alongside our broader overall risk assessment process, covering all identified enterprise wide risks. Cybersecurity risk is reviewed quarterly with management and with the board of directors. In addition, we regularly perform evaluations (including independent third-party evaluations) of our security program and our information technology infrastructure and information security management systems. A retained independent third-party firm reviews the maturity of our information security program and the results are discussed annually in the Technology and Cybersecurity Committee of the Board. Our processes also address risk and identification of cybersecurity threat risks from our use of third-party service providers. This involves, among other things, conducting pre-engagement risk-based diligence, reviewing security and controls reports, implementing contractual security and notification provisions, and ongoing monitoring as needed.

Our information security management system is based upon industry frameworks including but not limited to ISO 27001 and NIST Cybersecurity Framework. Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls designed to align with these industry frameworks and applicable statutes and regulations. Our CISO has over 30 years of prior work experience in various roles involving managing information security programs, developing cybersecurity strategy, implementing effective information and cybersecurity initiatives and has been the Head of IT Audit, CISO and CIO at three other companies prior to Gen Digital. He has a Bachelor of Science in Computer Information Systems. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes an annual table top exercise and is designed to restore business operations quickly. In addition, employees participate in mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the company. We also implemented an enhanced annual training program for specific specialized employee populations, including secure coding training.

Governance

The Technology and Cybersecurity Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives, and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Technology and Cybersecurity Committee is comprised entirely of independent directors, all of whom have experience related to information security issues or oversight and meets and reports to the Board on a quarterly basis. The Audit Committee, which is also comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Technology and Cybersecurity Committee and Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Technology and Cybersecurity Committee. Additionally, our CISO attends each Technology and Cybersecurity Committee meeting and meets regularly with the Board of Directors or the Audit Committee of the Board of Directors to brief them on technology and information security matters. We carry insurance that provides protection against some of the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales." included as part of "Risk Factors" in Item 1A of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Item 2. *Properties*

Not applicable.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation contingencies" in Note 18 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K which information is incorporated into this Item 3 by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock symbol and stockholders of record

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GEN". As of March 28, 2025, there were 2,855 stockholders of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Stock performance graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index for the five fiscal years ended March 28, 2025 (assuming the initial investment of $100 in our common stock and in each of the other indices on the last day of trading for fiscal 2020 and the reinvestment of all dividends). The comparisons in the graph below are based on historical data and are not indicative of, nor intended to forecast the possible future performance of our common stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

**Among Gen Digital Inc., the S&P 500 Index
and the S&P Information Technology Index**



This performance graph shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filings of Gen Digital under the Securities Act or the Exchange Act.

Repurchases of our equity securities

Under our stock repurchase programs, shares may be repurchased on the open market and through accelerated stock repurchase transactions. As of March 28, 2025, we had $2,728 million remaining authorized to be completed in future periods with no expiration date. No shares were repurchased during the three months ended March 28, 2025.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes thereto included under Item 15 of this Annual Report on Form 10-K.

OVERVIEW

Gen is a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock, MoneyLion and more. Our core cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance management, identity protection, and online privacy. We have built a technology platform that brings together software and service capabilities within these three categories into a comprehensive and easy-to-use integrated platform across our brands. We bring award-winning products and services in cybersecurity, covering security, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

We completed the acquisition of MoneyLion on April 17, 2025. MoneyLion extends our identity solutions into offering comprehensive financial wellness through MoneyLion's full-featured personal finance platform that includes credit building and financial management services. For more information on the MoneyLion acquisition, please see Note 19 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2025, 2024 and 2023 in this report refers to fiscal years ended March 28, 2025, March 29, 2024 and March 31, 2023, respectively, each of which was a 52-week year.

Financial summary

The following table provides our key financial metrics for fiscal 2025 compared with fiscal 2024:

	Fiscal Year	
(In millions, except for per share amounts)	2025	2024
Net revenues	$ 3,935	$ 3,800
Operating income (loss)	$ 1,610	$ 1,110
Net income (loss)	$ 643	$ 607
Net income (loss) per share - diluted	$ 1.03	$ 0.95
Net cash provided by (used in) operating activities	$ 1,221	$ 2,064

	As of	
(In millions)	March 28, 2025	March 29, 2024
Cash and cash equivalents	$ 1,006	$ 846

- Net revenues increased $135 million, primarily due to higher sales in both our consumer security and identity and information protection products.

- Operating income (loss) increased $500 million, primarily due to increased net revenues, decreased legal costs related to ongoing litigation, lower amortization of intangible assets and restructuring costs related to our acquisition of Avast.

- Net income (loss) increased $36 million and net income per share increased $0.08, primarily due to increased operating income discussed above and decreased interest expense associated with our Term A and Term B facilities. This is offset by the absence of an income tax benefit in the second quarter of fiscal 2024.

- Cash and cash equivalents increased by $160 million compared to March 29, 2024, primarily due to cash generated from operating activities during fiscal 2025 and proceeds from the issuance of 6.25% Senior Notes. This is partially offset by repurchases of our common stock, cash interest paid, dividends paid to shareholders, repayment of 5.00% Senior Notes, voluntary prepayments of our Term B facility, and mandatory principal amortization payments of our Term A and B facility.

- During fiscal 2025, we returned $955 million of capital back to shareholders and bondholders. This was achieved through the repurchase of 11 million shares of our common stock, totaling $272 million. Additionally, we paid out a total of $313 million in quarterly dividends and carried out $370 million in net debt pay downs, including $30 million in voluntary prepayments applied exclusively to the Term B facility.

- During fiscal 2025, we increased net Direct customers by 1.3 million, increased monthly Direct ARPU by $0.04 and increased our Direct retention rate by 1%.

GLOBAL MACROECONOMIC CONDITIONS

As a global company, our results of operations and cash flows may be influenced by global macroeconomic conditions, including, but not limited to, increased tariffs, foreign currency exchange rate fluctuations, the impact of interest rate fluctuations, elevated inflation, ongoing and new geopolitical conflicts, including the unknown impacts of current and future trade regulations, instability in the global banking sector, economic slowdown and recession risks, any of which may persist for an extended period.

Despite this, we are confident in the long-term overall health of our business, the strength of our product offerings and our ability to continue to execute on our strategy, including bringing award-winning products and services in cybersecurity and offering comprehensive financial wellness to our customers.

We continue to monitor the direct and indirect impacts of these global macroeconomic or other geopolitical factors. If the economic uncertainty continues, we may experience additional negative impacts on customer renewals, customer collections, sales and marketing efforts, customer deployments, product development, or other financial metrics. Additional broader implications of these events on our business, results of operations, and overall financial position still remain uncertain and could result in further adverse impacts to our reported results. For further discussion of the potential impacts of global macroeconomic conditions and geopolitical factors on our business, please see "Risk Factors" in Part I, Item 1A and Part II, Item 7A below.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements and related notes in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP) requires us to make estimates, including judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates, judgements and assumptions on historical experience and on various other factors we believe to be reasonable under the circumstances. We evaluate our estimates, judgements and assumptions on a regular basis and make changes accordingly. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates, judgments and assumptions about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates, judgements or assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

Management believes the following significant accounting policies reflect the critical estimates used in the preparation of our Consolidated Financial Statements. A summary of our significant accounting policies is included in Note 1, and a description of recently adopted accounting pronouncements and our expectation of the impact on our Consolidated Financial Statements and disclosures are included in Note 2 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Business combinations

We allocate the purchase price of acquired businesses to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. The allocation of purchase price requires management to make significant estimates and assumptions in determining the fair values of the assets acquired and liabilities assumed especially with respect to intangible assets.

Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from customer relationships, developed technology, trade names and other intangibles, and discount rates. Management estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Third-party valuation specialists are utilized for certain estimates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Income taxes

We are subject to tax in multiple U.S. and foreign tax jurisdictions. We are required to estimate the current tax exposure as well as assess the temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. We apply judgment in the recognition and measurement of current and deferred income taxes which includes the following critical accounting estimates.

We use a two-step process to recognize liabilities for unrecognized tax benefits. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. There is judgement and complexity involved in assessing if the tax position is more likely than not. If we determine that the tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various outcomes. We re-evaluate these unrecognized tax benefits on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Loss contingencies

We are subject to contingencies that expose us to losses, including, but not limited to, regulatory proceedings, claims, mediations, arbitration and litigation, arising out of the ordinary course of business. An estimated loss from such contingencies is recognized as a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. We review the status of each significant matter quarterly, and we may revise our estimates. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our Consolidated Financial Statements for that reporting period.

Recently adopted authoritative guidance

For a discussion of recently adopted authoritative guidance and their potential effects refer to Note 2 of our Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K.

Recently issued authoritative guidance not yet adopted

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued new guidance to update income tax disclosure requirements, requiring disaggregated information about an entity's effective tax rate reconciliation as well as income taxes paid. This is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the impact of the adoption of this guidance on our Consolidated Financial Statements and disclosures.

ASU 2024-03 and ASU 2025-01, Income Statement - Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures. In November 2024, the FASB issued new guidance requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of the adoption of this guidance on our Condensed Consolidated Financial Statements and disclosures.

RESULTS OF OPERATIONS

We have elected to omit discussion on the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the fiscal year ended March 29, 2024 for year-over-year comparisons of the results of operation between fiscal 2024 and fiscal 2023 as well as discussion of fiscal 2023 performance metrics and cash flow activity, all of which are incorporated herein by reference.

The following table sets forth our Consolidated Statements of Operations data as a percentage of net revenues for the periods indicated:

	Fiscal Year	
	2025	2024
Net revenues	100 %	100 %
Cost of revenues	20	19
Gross profit	80	81
Operating expenses:		
Sales and marketing	19	19
Research and development	8	9
General and administrative	7	16
Amortization of intangible assets	4	6
Restructuring and other costs	0	2
Impairment of intangible assets	0	—
Total operating expenses	39	52
Operating income (loss)	41	29
Interest expense	(15)	(18)
Other income (expense), net	0	—
Income (loss) before income taxes	26	12
Income tax expense (benefit)	10	(4)
Net income (loss)	16 %	16 %

Note: The percentages may not add due to rounding.

Net revenues

	Fiscal Year		% Change
(In millions, except for percentages)	2025	2024	2025 vs. 2024
Net revenues	$ 3,935	$ 3,800	4 %

Fiscal 2025 compared to fiscal 2024

Net revenues increased $135 million, due to a $95 million increase in sales of our identity and information protection products and a $53 million increase in sales of our consumer security products. This was partially offset by a $13 million decrease in our legacy product offerings. This is inclusive of $11 million of foreign exchange headwinds, in our consumer security solutions.

Performance Metrics

We regularly monitor a number of metrics in order to measure our current performance and estimate our future performance. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies. Our metrics may be calculated in a manner different than similar metrics used by other companies.

The following table summarizes supplemental key performance metrics for our solutions:

| (In millions, except for per user amounts and percentages) | Fiscal Year | | | |
	2025		2024	
Direct customer revenue	$	3,456	$	3,341
Partner revenues	$	429	$	396
Total cyber safety revenues	$	3,885	$	3,737
Legacy revenues [1]	$	50	$	63
Direct customer count (at quarter-end)		40.4		39.1
Direct average revenue per user (ARPU)	$	7.26	$	7.22
Retention rate		78 %		77 %

(1) Legacy revenues includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

We define direct customer count as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores.

ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. Non-GAAP estimated direct customer revenues and ARPU have limitations as analytical tools and should not be considered in isolation or as a substitute for U.S. GAAP estimated direct customer revenues or other U.S. GAAP measures. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Retention rate is defined as the percentage of direct customers as of the end of the period from one year ago who are still active as of the most recently completed fiscal period. We monitor the retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

The methodologies used to measure these metrics require judgment and are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

Net revenues by geographical region

Percentage of revenue by geographical region as presented below is based on the billing location of the customers.

| | Fiscal Year [1] | |
	2025	2024
Americas	66 %	65 %
EMEA	24 %	24 %
APJ	10 %	11 %

(1) From time to time, changes in allocation methodologies cause changes to the revenue by geographic area above. When changes occur, we recast historical amounts to match the current methodology, such as for fiscal 2024 where we aligned allocation methodologies across similar product categories.

The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

Percentage of revenue by geographic region remained consistent in fiscal 2025 and fiscal 2024.

Cost of revenues

| (In millions, except for percentages) | Fiscal Year | | | | % Change |
	2025		2024		2025 vs. 2024
Cost of revenues	$	776	$	731	6 %

Fiscal 2025 compared to fiscal 2024

Our cost of revenues increased $45 million, primarily due to a $42 million increase in marketing affiliate expenses.

Operating expenses

| (In millions, except for percentages) | Fiscal Year | | % Change |
	2025	2024	2025 vs. 2024
Sales and marketing	$ 745	$ 733	2 %
Research and development	329	332	(1)%
General and administrative	291	604	(52)%
Amortization of intangible assets	174	233	(25)%
Restructuring and other costs	7	57	(88)%
Impairment of intangible assets	3	—	— %
Total	$ 1,549	$ 1,959	(21)%

Our operating expenses decreased in fiscal 2025 compared to fiscal 2024 primarily due to a decrease in legal accruals, amortization of intangible assets and restructuring costs related to our acquisition of Avast.

Fiscal 2025 compared to fiscal 2024

Sales and marketing, research and development and impairment of intangible assets expenses remained relatively flat.

General and administrative expense decreased $313 million, primarily due to the absence of $369 million in legal costs related to our litigation with Columbia and GSA in fiscal 2024. This was partially offset by a $66 million legal contract dispute cost with E-commerce Partner B during fiscal 2025. Refer to Note 1 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information on the legal contract dispute with E-commerce Partner B.

Amortization of intangible assets decreased $59 million, primarily due to certain intangible assets being fully amortized during fiscal 2024.

Restructuring and other costs decreased $50 million, primarily due a $48 million decrease in severance, termination benefits, contract cancellation costs and other exit and disposal costs in connection with the September 2022 Plan. See Note 12 of the Notes to the Consolidated Financial Statements for details of the fiscal 2025 restructuring activities.

Non-operating income (expense), net

| (In millions) | Fiscal Year | | $ Change |
	2025	2024	2025 vs. 2024
Interest expense	$ (578)	$ (669)	$ 91
Interest income	28	25	3
Foreign exchange gain (loss)	2	3	(1)
Gain (loss) on equity investments	(30)	(40)	10
Gain (loss) on sale of properties	—	9	(9)
Other	(3)	9	(12)
Non-operating income (expense), net	$ (581)	$ (663)	$ 82

Fiscal 2025 compared to fiscal 2024

Non-operating income (expense), net, decreased $82 million, primarily due to a $90 million decrease in interest expense resulting from the voluntary prepayments and repricing of our Term A and Term B facilities.

Provision for income taxes

| (In millions, except for percentages) | Fiscal Year | |
	2025	2024
Income (loss) before income taxes	$ 1,029	$ 447
Income tax expense (benefit)	$ 386	$ (160)
Effective tax rate	38 %	(36)%

Fiscal 2025 compared to fiscal 2024

Our effective tax rate increased primarily due to the absence of an income tax benefit in the second quarter of fiscal 2024, in addition to changes in unrecognized tax benefits and related interest and penalties, and the U.S. taxation on foreign earnings in fiscal 2025. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for information about our unrecognized tax benefits.

The Organization for Economic Cooperation and Development (OECD) and many countries have proposed to reallocate a portion of profits of large multinational enterprises (MNE) with an annual global turnover exceeding €20 billion to markets where sales arise (Pillar One), as well as enact a global minimum tax rate of at least 15% for MNE with an annual global turnover exceeding €750 million (Pillar Two). On December 12, 2022, the European Union reached an agreement to implement the Pillar Two directive of the OECD's reform of international taxation at the European Union level. The agreement affirms that all Member States must transpose the Pillar Two directive by December 31, 2023. The rules will therefore first be applicable for fiscal years starting on or after December 31, 2023. Ireland, Czech Republic, and certain jurisdictions in which we operate have enacted legislation to implement Pillar Two and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect on our effective tax rate and Consolidated Financial Statements in the near term. We will continue to monitor and reflect the impact of such legislative changes in future Consolidated Financial Statements as appropriate.

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

Liquidity and Capital Resources

We have historically relied on cash generated from operations, borrowings under credit facilities, issuances of debt and proceeds from divestitures for our liquidity needs.

Our capital allocation strategy is to balance driving stockholder returns, managing financial risk and preserving our flexibility to pursue strategic options, including acquisitions and mergers. Historically, this has included a quarterly cash dividend, the repayment of debt and the repurchase of shares of our common stock.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, together with cash generated from operations, amounts available under our Revolving Facility and our future refinancing plans related to our upcoming maturities, will be sufficient to meet our working capital needs, support on-going business activities and finance the expected synergy costs related to the acquisition of Avast and MoneyLion through at least the next 12 months and to meet our known long-term contractual obligations. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. However, our future liquidity and capital requirements may vary materially from those as of March 28, 2025 depending on several factors, including, but not limited to, economic conditions; political climate; the expansion of sales and marketing activities; the costs to acquire or invest in businesses; outcome of income tax audits with relevant tax authorities; resolution of legal proceedings, including, but not limited to, regulatory proceedings, claims, mediations, arbitrations and litigation; and the risks and uncertainties discussed in "Risk Factors" in Part I, Item 1A.

Cash flows

The following table summarizes our cash flow activities in fiscal 2025 and 2024:

(In millions)	Fiscal Year			
	2025		2024	
Net cash provided by (used in):				
Operating activities	$	1,221	$	2,064
Investing activities	$	(100)	$	2
Financing activities	$	(970)	$	(1,961)
Increase (decrease) in cash and cash equivalents	$	160	$	96

See Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for our supplemental cash flow information.

Cash from operating activities

Our cash flows provided by and used in operating activities in fiscal 2025 decreased $843 million, primarily due to the absence of an income tax refund related to the filing of our fiscal 2023 tax return received during the fourth quarter of fiscal 2024.

Cash from investing activities

Our cash flows provided by and used in investing activities in fiscal 2025 decreased $102 million, primarily related to the cash consideration paid for the acquisition of a technology-enabled personal finance education and recommendation platform during the fourth quarter of fiscal 2025.

Cash from financing activities

Our cash flows used in financing activities in fiscal 2025 decreased $991 million, primarily due to the issuance of our 6.25% Senior Notes, lower voluntary prepayments of our Term B facility and repurchases of common stock under our repurchase program. This was offset by the repayment of our 5.0% Senior Notes, using the net proceeds from the 6.25% Senior Notes.

Cash and cash equivalents

As of March 28, 2025, we had cash and cash equivalents of approximately $1,006 million, of which $359 million was held by our foreign subsidiaries. Our cash and cash equivalents are managed with the objective to preserve principal, maintain liquidity and generate investment returns. The participation exemption system under current U.S. federal tax regulations generally allows us to make distributions of non-U.S. earnings to the U.S. without incurring additional U.S. federal tax; however, these distributions may be subject to applicable state or non-U.S. taxes.

Debt

We have an undrawn revolving credit facility of $1,494 million, net of our letters of credit, which expires in September 2027.

Stock repurchases

During the fiscal 2025 and 2024, we executed repurchases of 11 million and 21 million of our common stock under our existing stock repurchase program for an aggregate amount of $272 million and $441 million, respectively.

Material Cash Requirements

Our principal cash requirements are primarily to meet our working capital needs, support on-going business activities, including payment of taxes and cash dividends, payment of contractual obligations, funding capital expenditures, servicing existing debt, repurchasing shares of our common stock and investing in business acquisitions and mergers.

Debt instruments

As of March 28, 2025, our total outstanding principal amount of indebtedness is summarized as follows. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our debt.

(In millions)	March 28, 2025
Term Loans	$ 5,905
Senior Notes	2,450
Total debt	$ 8,355

The Amended Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including compliance with specified financial ratios. As of March 28, 2025, we were in compliance with all debt covenants. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information regarding financial ratios and debt covenant compliance.

Dividends

On May 6, 2025, we announced a cash dividend of $0.125 per share of common stock to be paid in June 2025. Any future dividends and dividend equivalents will be subject to the approval from our Board of Directors.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market (including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act) and through accelerated stock repurchase transactions. In May 2024, our Board of Directors authorized a new stock repurchase program through which we may repurchase shares of our common stock in an aggregate amount of up to $3 billion with no fixed expiration. This new stock repurchase program will supersede any amounts under the prior stock repurchase programs. As of March 28, 2025, the remaining balance of our stock repurchase authorization is $2,728 million and does not have an expiration date. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and other investment opportunities.

Restructuring

In connection with the acquisition of Avast, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of the acquisition on September 12, 2022. We have incurred and expect to incur cash expenditures for severance and termination benefits, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards for certain terminated employees. We expect that we will incur total costs up to $150 million following the completion of the acquisition. These actions are expected to be completed by the end of calendar year 2025. During fiscal 2025, we made $25 million in cash payments related to the September 2022 Plan. See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further cash flow information associated with our restructuring activities.

Significant contractual obligations

The following is a schedule of our principal commitments as of March 28, 2025. The expected timing and amount of short-term and long-term payments of the obligations in the following table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for certain obligations.

(In millions)	Short-Term Payments		Long-Term Payments		Total	
Contractual obligations:						
Debt (principal payments) [1]	$	291	$	8,064	$	8,355
Interest payments on debt [2]		605		1,465		2,070
Purchase obligations [3]		316		118		434
Deemed repatriation taxes [4]		139		—		139
Operating leases [5]		16		48		64
Total	$	1,367	$	9,695	$	11,062

---

(1) As of March 28, 2025, our total outstanding principal amount of indebtedness is comprised of $5,905 million in Term Loans and $2,450 million in Senior Notes. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information about our debt and debt covenants.

(2) Interest payments calculated based on the contractual terms of the related debt instruments. Interest on variable rate debt was calculated using the interest rate in effect as of March 28, 2025. Interest on variable rate debt may vary based on the performance of our interest rate swaps. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on the term loans and senior notes.

(3) Agreements for purchases of goods or services, with terms that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts include agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included because management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) Transition tax payments on previously untaxed foreign earnings of foreign subsidiaries under the Tax Cuts and Jobs Act, which may be paid through July 2025.

(5) Payments for various non-cancelable operating lease agreements that expire on various dates through fiscal 2033. The amounts in the table above exclude expected sublease income. See Note 9 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits and other long-term taxes as of March 28, 2025, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $1,419 million in long-term income taxes payable has been excluded from the contractual obligations table. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our indemnifications.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates and foreign currency exchange rates. We may use derivative and non-derivative financial instruments to reduce the volatility of earnings and cash flow that may result from adverse economic conditions and events or changes in interest rates and foreign currency exchange rates.

Interest rate risk

As of March 28, 2025, we had $2,450 million in aggregate principal amount of fixed-rate Senior Notes outstanding, with a carrying amount and a fair value of $2,475 million, based on Level 2 inputs. The fair value of these notes fluctuates when interest rates change. Since these notes bear interest at fixed rates, the financial statement risk associated with changes in interest rates is limited to future refinancing of current debt obligations. If these notes were refinanced at higher interest rates prior to maturity, our total interest payments could increase by a material amount; however, this risk is mitigated by our strong cash position and expected future cash generated from operations, which will be sufficient to satisfy this increase in obligation.

As of March 28, 2025, we also had $5,905 million outstanding debt with variable interest rates based on the Secured Overnight Financing Rate (SOFR). A hypothetical 100 basis point change in SOFR would have resulted in a $59 million increase in interest expense on an annualized basis.

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%. A hypothetical 100 basis point increase or decrease in interest rates would have resulted in a $8 million increase or $10 million decrease in the fair values of our floating to fixed rate interest swaps on March 28, 2025.

The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future interest expense.

In addition, we have a $1,494 million revolving credit facility, net of our letters of credit, that if drawn bears interest at a variable rate based on SOFR and would be subject to the same risks associated with adverse changes in SOFR.

Foreign currency exchange rate risk

We conduct business in numerous currencies through our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues or incur costs in currencies other than the entity's functional currency, primarily in Euro, Japanese Yen, British Pound, Australian Dollar, Czech Koruna and Canadian Dollar. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services provided. Our cash flow, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results.

Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as volatile market conditions, including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD.

We manage these exposures and reduce the potential effects of currency fluctuations by executing monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposures. The gains and losses on these foreign exchange contracts are recorded in Other income (expense), net in the Consolidated Statements of Operations.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates. As our international operations grow, we will continue to reassess our approach to managing risks related to fluctuations in foreign currency.

Additional information related to our debt and derivative instruments is included in Note 10 and Note 11, respectively, of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this Annual Report are incorporated by reference into this Item 8. In addition, there were no material retrospective changes to any quarters in the two most recent fiscal years that would require supplementary disclosure.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Gen Digital. Our internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the preparation and reliability of financial reporting and preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 28, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management has concluded that, as of March 28, 2025, our internal control over financial reporting was effective at the reasonable assurance level based on these criteria.

The effectiveness of our internal control over financial reporting, as of March 28, 2025, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Part IV, Item 15 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended March 28, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of a control system also is based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that a given control will be effective under all potential future conditions. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. *Other Information*

Insider adoption or termination of trading arrangements

During the fiscal quarter ended March 28, 2025, none of our directors or officers (as defined in Section 16 of the Securities Exchange Act of 1934, as amended) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K, Item 408.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included under the caption "Directors, Executive Officers, and Corporate Governance" in our proxy statement for the 2025 Annual Meeting to be filed with the SEC within 120 days of the fiscal year ended March 28, 2025 (the 2025 Proxy Statement) and is incorporated herein by reference. With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in the 2025 Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

Insider trading arrangements and policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.01 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this item will be included under the captions "Director Compensation" and "Executive Compensation and Related Information" in our 2025 Proxy Statement and is incorporated herein by reference (excluding the information under the subheading "Pay Versus Performance").

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Equity Compensation Plans" in our 2025 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the caption "Certain Relationships and Related Transactions, and Director Independence" in our 2025 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA, Auditor Firm ID: 185.

The information required by this item will be included under the caption "Principal Accountant Fees and Services" in our 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)

(1). Financial Statements

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

Gen Digital Inc.
Attn: Investor Relations
60 E. Rio Salado, Suite 1000
Tempe, Arizona 85281
(650) 527-8000

The following documents are filed as part of this report:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gen Digital Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gen Digital Inc. and subsidiaries (the Company) as of March 28, 2025 and March 29, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended March 28, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 28, 2025 and March 29, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 28, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net revenues

As discussed in Note 1 to the consolidated financial statements, the Company's net revenues are principally derived from the sale of products and services directly to end-user customers through multiple partner distribution channels. The processing of customer orders through to the determination of net revenues to be recognized is reliant upon multiple information technology (IT) systems. The Company recorded $3,935 million of net revenues for the year ended March 28, 2025.

We identified the evaluation of sufficiency of audit evidence over net revenues as a critical audit matter. The evaluation of sufficiency of audit evidence over net revenues required a high degree of subjective auditor judgment due to the number of revenue-related IT systems involved. Specifically, judgment was required to evaluate that revenue data was captured and aggregated throughout various IT systems. Additionally, IT professionals with specialized skills and knowledge were required to evaluate the nature and extent of evidence obtained over net revenues.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue processes, including controls related to IT. We involved IT professionals with specialized skills and knowledge, who assisted in identifying and testing key IT configuration and IT interface controls for the various systems processing and recording revenue transactions. For a sample of transactions, we assessed the recorded revenue by comparing cash receipts to the revenue recognized. We evaluated the sufficiency of audit evidence obtained over net revenues by assessing the results of procedures performed.

Assessment of uncertain tax positions

As discussed in Notes 1 and 13 to the consolidated financial statements, as of March 28, 2025, the Company recorded accruals for unrecognized tax benefits. The Company evaluates uncertain tax positions to determine whether it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. As of March 28, 2025, the Company has a liability for gross unrecognized tax benefits of $1,153 million.

We identified the assessment of uncertain tax positions as a critical audit matter. Complex auditor judgment, including the involvement of tax professionals with specialized skills and knowledge, was required to evaluate the Company's determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws globally across multiple jurisdictions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's uncertain tax positions process, including controls related to the determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws. We evaluated the Company's ability to identify and determine its uncertain tax positions by comparing historical uncertain tax positions to actual outcomes upon conclusion of tax examinations. We involved tax professionals with specialized skills and knowledge, who assisted in:

- Obtaining an understanding of the Company's overall tax structure across multiple jurisdictions and assessing the Company's compliance with tax laws globally,

- Evaluating changes in tax law, and assessing the interpretation under the relevant jurisdictions' tax law,

- Inspecting settlements with taxing authorities to assess the Company's determination of its tax positions,

- Inspecting correspondence and agreements with taxing authorities, reading internal meeting minutes, and evaluating the status of income tax audits with relevant tax authorities, and

- Performing an assessment of the Company's tax positions and comparing to the results of the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Santa Clara, California
May 15, 2025

GEN DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except par value per share amounts)

		March 28, 2025		March 29, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,006	$	846
Accounts receivable, net		171		163
Other current assets		245		334
Assets held for sale		22		15
Total current assets		1,444		1,358
Property and equipment, net		60		72
Intangible assets, net		2,267		2,638
Goodwill		10,237		10,210
Other long-term assets		1,487		1,515
Total assets	$	15,495	$	15,793
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	94	$	66
Accrued compensation and benefits		105		78
Current portion of long-term debt		291		175
Contract liabilities		1,846		1,808
Other current liabilities		515		599
Total current liabilities		2,851		2,726
Long-term debt		7,968		8,429
Long-term contract liabilities		77		76
Deferred income tax liabilities		222		261
Long-term income taxes payable		1,420		1,490
Other long-term liabilities		688		671
Total liabilities		13,226		13,653
Commitments and contingencies (Note 18)				
Stockholders' equity (deficit):				
Common stock and additional paid-in capital, $0.01 par value: 3,000 shares authorized; 617 and 623 shares issued and outstanding as of March 28, 2025 and March 29, 2024, respectively		2,066		2,227
Accumulated other comprehensive income (loss)		(33)		11
Retained earnings (accumulated deficit)		236		(98)
Total stockholders' equity (deficit)		2,269		2,140
Total liabilities and stockholders' equity	$	15,495	$	15,793

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended					
	March 28, 2025		March 29, 2024		March 31, 2023	
Net revenues	$	3,935	$	3,800	$	3,317
Cost of revenues		776		731		589
Gross profit		3,159		3,069		2,728
Operating expenses:						
Sales and marketing		745		733		682
Research and development		329		332		313
General and administrative		291		604		286
Amortization of intangible assets		174		233		172
Restructuring and other costs		7		57		69
Impairment of intangible assets		3		—		—
Total operating expenses		1,549		1,959		1,522
Operating income (loss)		1,610		1,110		1,206
Interest expense		(578)		(669)		(401)
Other income (expense), net		(3)		6		(22)
Income (loss) before income taxes		1,029		447		783
Income tax expense (benefit)		386		(160)		(551)
Net income (loss)	$	643	$	607	$	1,334
Net income (loss) per share - basic	$	1.04	$	0.95	$	2.17
Net income (loss) per share - diluted	$	1.03	$	0.95	$	2.14
Weighted-average shares outstanding:						
Basic		617		637		614
Diluted		624		642		624

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Year Ended		
	March 28, 2025	**March 29, 2024**	**March 31, 2023**
Net income (loss)	$ 643	$ 607	$ 1,334
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	(31)	10	(11)
Net unrealized gain (loss) on interest rate derivative instruments	(13)	16	—
Other comprehensive income (loss), net of taxes	(44)	26	(11)
Comprehensive income (loss)	$ 599	$ 633	$ 1,323

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions, except share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of April 1, 2022	582	$ 1,851	$ (4)	$ (1,973)	$ (126)
Net income (loss)	—	—	—	1,334	1,334
Other comprehensive income (loss), net of taxes	—	—	(11)	—	(11)
Common stock issued under employee stock incentive plans	5	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(1)	(19)	—	—	(19)
Repurchases of common stock	(40)	(904)	—	—	(904)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(308)	—	—	(308)
Stock-based compensation	—	134	—	—	134
Extinguishment of convertible debt	—	(100)	—	—	(100)
Cumulative effect adjustment from adoption of ASU 2020-06 [1]	—	(7)	—	6	(1)
Acquisition consideration	94	2,141	—	—	2,141
Balance as of March 31, 2023	640	2,800	(15)	(633)	2,152
Net income (loss)	—	—	—	607	607
Other comprehensive income (loss), net of taxes	—	—	26	—	26
Common stock issued under employee stock incentive plans	6	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(2)	(26)	—	—	(26)
Repurchases of common stock [2]	(21)	(444)	—	—	(444)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(253)	—	(72)	(325)
Stock-based compensation	—	138	—	—	138
Balance as of March 29, 2024	623	2,227	11	(98)	2,140
Net income (loss)	—	—	—	643	643
Other comprehensive income (loss), net of taxes	—	—	(44)	—	(44)
Common stock issued under employee stock incentive plans	6	11	—	—	11
Shares withheld for taxes related to vesting of stock units	(1)	(26)	—	—	(26)
Repurchases of common stock [2]	(11)	(274)	—	—	(274)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(6)	—	(309)	(315)
Stock-based compensation	—	134	—	—	134
Balance as of March 28, 2025	617	$ 2,066	$ (33)	$ 236	$ 2,269

---

(1) Effective on April 2, 2022, we adopted ASU 2020-06 (Debt with Conversion and Other Options, ASC 470-20) using a modified retrospective method.

(2) Amount includes excise tax on share repurchases.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
OPERATING ACTIVITIES:			
Net income (loss)	$ 643	$ 607	$ 1,334
Adjustments:			
Amortization and depreciation	419	485	329
Impairments and write-offs of current and long-lived assets	7	(3)	25
Stock-based compensation expense	133	138	134
Deferred income taxes	(32)	(991)	(145)
Loss (gain) on extinguishment of debt	—	—	9
Gain on sale of properties	—	(9)	—
Non-cash operating lease expense	16	18	23
Impairment on non-marketable equity investments	30	40	—
Legal contract dispute cost (Note 1)	66	—	—
Other	11	22	2
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(53)	7	11
Accounts payable	26	(12)	(8)
Accrued compensation and benefits	27	(24)	(6)
Contract liabilities	36	47	16
Income taxes payable	(80)	446	(128)
Other assets	86	861	(702)
Other liabilities	(114)	432	(137)
Net cash provided by (used in) operating activities	1,221	2,064	757
INVESTING ACTIVITIES:			
Purchases of property and equipment	(15)	(20)	(6)
Purchase of non-marketable equity investments	(4)	—	—
Payments for acquisitions, net of cash acquired	(84)	—	(6,547)
Proceeds from the maturities and sales of short-term investments	—	—	4
Proceeds from the sale of properties	—	25	—
Other	3	(3)	2
Net cash provided by (used in) investing activities	(100)	2	(6,547)
FINANCING ACTIVITIES:			
Repayments of debt and related equity component	(1,311)	(1,183)	(3,047)
Proceeds from issuance of debt, net of issuance costs	941	—	8,954
Net proceeds from sales of common stock under employee stock incentive plans	11	12	12
Tax payments related to vesting of stock units	(26)	(26)	(20)
Dividends and dividend equivalents paid	(313)	(323)	(314)
Repurchases of common stock	(272)	(441)	(904)
Net cash provided by (used in) financing activities	(970)	(1,961)	4,681
Effect of exchange rate fluctuations on cash and cash equivalents	9	(9)	(28)
Change in cash and cash equivalents	160	96	(1,137)
Beginning cash and cash equivalents	846	750	1,887
Ending cash and cash equivalents	$ 1,006	$ 846	$ 750

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Business

Gen Digital Inc. is a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock and more. Our cyber safety portfolio provides protection across multiple channels and geographies, including security and performance, identity protection, and online privacy. Our technology platforms bring together software and service capabilities into comprehensive and easy-to-use products and solutions across our brands. We have also evolved beyond traditional cyber safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

Basis of presentation

The accompanying Consolidated Financial Statements of Gen Digital Inc. and our wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2025, 2024 and 2023 in this report refers to fiscal years ended March 28, 2025, March 29, 2024 and March 31, 2023, respectively, each of which was a 52-week year.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the Consolidated Financial Statements and accompanying Notes. Such estimates include, but are not limited to, valuation of business combinations including acquired intangible assets and goodwill, loss contingencies, the recognition and measurement of current and deferred income taxes, including assessment of unrecognized tax benefits, and valuation of assets and liabilities. On an ongoing basis, management determines these estimates and assumptions based on historical experience and on various other assumptions that are believed to be reasonable. Third-party valuation specialists are also utilized for certain estimates. Actual results could differ from such estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment as a result of macroeconomic factors such as inflation, fluctuations in foreign currency exchange rates relative to the U.S. dollar, our reporting currency, changes in interest rates, ongoing and new geopolitical conflicts, and such differences may be material to the Consolidated Financial Statements.

Significant Accounting Policies

With the exception of those discussed in Note 2, there were no material changes in accounting pronouncements issued by the Financial Accounting Standards Board (FASB) that were applicable or adopted by us during fiscal 2025.

Revenue recognition

We sell products and services directly to end-users and through multiple partner distribution channels. Revenue recognition begins when we transfer control of the promised products or services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for such products or services. Our customer definition aligns with the control principles as outlined under Accounting Standards Codification (ASC) 606. Performance periods are generally one year or less, and payments are generally collected up front. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Our customers are primarily users of our products and solutions who sign up on our e-commerce platform and have a direct billing relationship with us. However, our customers, also include users who do not have a direct billing relationship with us but register on our e-commerce site through our e-commerce partners. When referring to e-commerce partners, we are referring to those that are our fulfillment and payment processors who perform primarily administrative functions, such as collecting payment and remitting any required sales tax to governmental authorities. Revenue from these e-commerce partners is recognized on a gross basis, excluding fees paid to e-commerce partners.

We offer various channel rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' performance compared to the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of redemptions received, historical redemption trends by product and by type of promotional program and the value of the rebate. We record estimated reserves for rebates as an offset to revenue or contract liabilities. As of March 28, 2025 and March 29, 2024, reserves for rebates, recorded in Other current liabilities, were $2 million and $4 million, respectively. For products that include content updates and services, rebates are recognized as a ratable offset to revenue or contract liabilities over the term of the subscription.

Performance obligations

At contract inception, we assess the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract.

Performance obligations that are not both capable of being distinct and are distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Our software solutions typically consist of a term-based subscription as well as when-and-if available software updates and upgrades. We have determined that our promises to transfer the software license subscription and the related support and maintenance are not separately identifiable because:

- the licensed software and the software updates and upgrades are highly interdependent and highly interrelated, working together to deliver continuously updated protection to customers;

- by identifying and addressing new threats, the software updates and upgrades significantly modify the licensed software and are integral to maintaining its utility; and

- given the rapid pace with which new threats are identified, the value of the licensed software diminishes rapidly without the software updates and upgrades.

We therefore consider the software license and related support obligations a single, combined performance obligation with revenue recognized over time as our solutions are delivered. Revenue from services is recognized as services are completed or ratably over the contractual period.

Fair value measurements

For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

The three levels of inputs that may be used to measure fair value are:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets or model-derived valuations. All significant inputs used in our valuations, such as discounted cash flows, are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. We monitor and review the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

Assets measured and recorded at fair value:

Cash equivalents. We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at amounts that approximate fair value due to the short period of time to maturity.

Non-marketable investments. Our non-marketable investments consist of equity investments in privately-held companies without a readily determinable fair value. We primarily measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We may elect to measure certain investments at fair value, for which we utilize third-party valuation specialists at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate a change in the fair value of the investment. Gains and losses on these investments, whether realized or unrealized, are recognized in Other income (expense), net in our Consolidated Statements of Operations.

We assess the recoverability of our non-marketable investments by reviewing various indicators of impairment. If indicators are present, a fair value measurement is made by performing a discounted cash flow analysis of the investment. We immediately recognize the impairment to our non-marketable equity investments if the carrying value exceeds the fair value.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts or expected credit losses to reserve for expected uncollectible receivables. We review our accounts receivable by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we use judgment based on our historical collection experience and current economic trends as well as reasonable and supportable forecasts of future economic conditions.

Assets held for sale

Long-lived assets held for sale are recorded at the lower of carrying value or fair value less costs to sell. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets and external data available.

Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives. Estimated useful lives for financial reporting purposes are as follows: buildings, 20 to 30 years; building improvements, 7 to 20 years; leasehold improvements, the lesser of the life of the improvement or the initial lease term, and computer hardware and software and office furniture and equipment, 3 to 5 years.

Software development costs

The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with the accounting guidance for software. Because our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs have been capitalized for any of the periods presented.

Internal-use software development costs

We capitalize qualifying costs incurred during the application development stage related to software developed for internal-use and amortize them over the estimated useful life of 3 years. We expense costs incurred related to the planning and post-implementation phases of development as incurred. As of March 28, 2025 and March 29, 2024, capitalized costs, net of amortization, were $6 million and $5 million, respectively.

Leases

We determine if an arrangement is a lease at inception. We have elected to not recognize a lease liability or right-of-use (ROU) asset for short-term leases (leases with a term of twelve months or less that do not include an option to purchase the underlying asset). Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The interest rate we use to determine the present value of future payments is our incremental borrowing rate because the rate implicit in our leases is not readily determinable. Our incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. Our operating lease assets also include adjustments for prepaid lease payments, lease incentives and initial direct costs.

Certain lease contracts include obligations to pay for other services, such as operations and maintenance. We elected the practical expedient whereby we record all lease components and the related minimum non-lease components as a single lease component. Cash payments made for variable lease costs are not included in the measurement of our operating lease assets and liabilities. Many of our lease terms include one or more options to renew. We do not assume renewals in our determination of the lease term unless it is reasonably certain that we will exercise that option. Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Our lease agreements do not contain any residual value guarantees.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. We allocate the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. Each acquired company's operating results are included in our Consolidated Financial Statements starting on the date of acquisition.

Goodwill

Goodwill is recorded when consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired.

We perform an impairment assessment of goodwill at the reporting unit level at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The accounting guidance gives us the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed.

In fiscal 2025, based on our qualitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of goodwill, and further quantitative testing was not required.

Long-lived assets

In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology, finite-lived trade names, other intangibles and indefinite-lived trade names. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from 1 to 10 years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships and certain trade names is recognized in operating expenses. Indefinite-lived intangible assets are not subject to amortization but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets, including finite-lived intangible assets, property and equipment and ROU lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss is recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset group over its fair value.

In fiscal year 2025, based on our qualitative assessment, we recognized an impairment of $3 million related to our long-lived assets. There were no impairments of long-lived assets recognized during fiscal 2024 and 2023.

Contract liabilities

Contract liabilities consist of deferred revenue and customer deposit liabilities and represent cash payments received or due in advance of fulfilling our performance obligations. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. Certain arrangements include terms that allow the customer to terminate the contract and receive a refund for a period of time. In these arrangements, we have concluded there are no future enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer, and therefore the consideration received or due from the customer is recorded as a customer deposit liability.

Debt

Our debt includes senior unsecured notes, senior term loans and a senior secured revolving credit facility. Our senior unsecured notes are recorded at par value at issuance less a discount representing the amount by which the face value exceeds the fair value at the date of issuance and an amount which represents issuance costs. Our senior term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt. The discount and issuance costs associated with the various notes are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our revolving credit facility, if any, are recognized at principal balance plus accrued interest based upon stated interest rates. Debt maturities are classified as current liabilities on our Consolidated Balance Sheets if we are contractually obligated to repay them in the next twelve months or, prior to the balance sheet date, we have the authorization and intent to repay them prior to their contractual maturities and within the next twelve months.

Treasury stock

We account for treasury stock under the cost method. Shares repurchased under our share repurchase program are retired. Upon retirement, we allocate the value of treasury stock between Additional paid-in capital and Retained earnings.

Restructuring

Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs and asset write-offs and impairments. Employee-related severance charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges are reflected in the period when both the actions are probable and the amounts are estimable. Contract termination costs reflect costs that will continue to be incurred under a contract for its remaining term without future economic benefit. These charges are reflected in the period when a contract is terminated. Asset write-offs and impairments, including those associated with ROU lease assets, are recorded in the period when an asset is retired or a facility is no longer operational.

Income taxes

We compute the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards in each jurisdiction in which we operate. We measure deferred tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We also assess the likelihood that deferred tax assets will be realized from future taxable income and based on weighting positive and negative evidence, we will assess and determine the need for a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to Income tax expense (benefit) in our Consolidated Statements of Operations.

We record accruals for unrecognized tax benefits when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We also record accruals for unrecognized tax benefits at the largest amount that is greater than 50% likely of being realized based on the technical merits of the position. We adjust these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for unrecognized tax benefits as well as any related interest and penalties.

Stock-based compensation

We measure and recognize stock-based compensation for all stock-based awards, including restricted stock units (RSU), performance-based restricted stock units (PRU), stock options and rights to purchase shares under our employee stock purchase plan (ESPP), based on their estimated fair value on the grant date. We recognize the costs in our Consolidated Financial Statements on a straight-line basis over the award's requisite service period except for PRUs with graded vesting, for which we recognize the costs on a graded basis. For awards with performance conditions, the amount of compensation cost we recognize over the requisite service period is based on the actual or estimated achievement of the performance condition. We estimate the number of stock-based awards that will be forfeited due to employee turnover.

The fair value of each RSU and PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The fair values of RSUs and PRUs are not discounted by the dividend yield because our RSUs and PRUs include dividend-equivalent rights, except for the 4 million unvested RSUs assumed as part of our acquisition of Avast. We use the Black-Scholes model to determine the fair value of stock options and the fair value of rights to acquire shares of common stock under our ESPP. The Black-Scholes valuation model incorporates a number of variables, including our expected stock price volatility over the expected life of the awards, actual and projected employee exercise and forfeiture behaviors, risk-free interest rates and expected dividends. If we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life, we estimate the expected life of the stock option awards granted based on its expected term using the simplified method available under U.S. GAAP.

Foreign currency

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Meanwhile, revenue and expenses are translated using the average exchange rates during the period. Gains and losses resulting from translation of these foreign currency financial statements into U.S. dollars are recorded in AOCI. Remeasurement adjustments are recorded in Other income (expense), net in our Consolidated Statements of Operations.

Concentrations of risk

A significant portion of our revenue is derived from international sales. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, or piracy could adversely affect our operating results.

Financial instruments that potentially subject us to concentrations of risk consist principally of cash and cash equivalents and trade accounts receivable. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. A majority of our trade receivables are derived from sales to E-commerce partners and retailers. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions. E-commerce partners that accounted for over 10% of our total billed and unbilled accounts receivable, are as follows:

	March 28, 2025	March 29, 2024
E-commerce partner A	11 %	13 %
E-commerce partner B	— %	11 %

At the end of our third fiscal quarter of 2025, E-commerce Partner B, who acts as the payment processor and merchant of record for a subset of Avast customers, missed its contractually required payment. Additional contractually required payments were missed in the first few weeks of our fourth fiscal quarter ending March 28, 2025. In January 2025, E-commerce partner B cited financial difficulties, which raised our concerns about its solvency and ability to comply with the contractual terms of the agreement. On January 16, 2025, we notified them of our termination of the agreement. After further settlement discussions, the parties agreed to resolve all disputes between them, including but not limited to claims of breach of the agreement, and the parties entered into a legal settlement agreement. Under the terms of the legal settlement agreement, E-commerce partner B transferred all of our customer information to us, and we released our claims to valid outstanding accounts receivable (net of any fees payable) from E-commerce partner B, totaling $66 million as of January 17, 2025, along with customary releases for the parties. As a result, a total of $66 million of accounts receivable from E-commerce partner B were charged off as general and administrative expense during fiscal 2025.

Advertising and other promotional costs

Advertising and other promotional costs are expensed as incurred, and are recorded in sales and marketing expenses. These costs totaled $441 million, $438 million, and $405 million for fiscal 2025, 2024 and 2023, respectively.

Contingencies

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates.

Revision of Prior Period Financial Statements

Historically, we had a practice of recognizing revenue for certain groups of customer renewals on the successful billing date, rather than the renewal start date. This practice was instituted to align with our system which was configured and implemented based on payment confirmation from e-commerce partners. In the first quarter of fiscal 2025, we changed the practice to recognize revenue for these groups on the renewal start date. We concluded that the impact of this change is not material to any previously issued annual or interim financial statements; however, we have revised previously reported financial information.

We have corrected this error in the accompanying Consolidated Balance Sheet as of March 29, 2024 by increasing contract liabilities for $78 million, increasing other long-term assets for $21 million and decreasing retained earnings (accumulated deficit) for $57 million. The Consolidated Statements of Operations for the years ended March 29, 2024 and March 31, 2023 included a decrease to net revenues of $12 million and $21 million, respectively, and a decrease to income tax expense (benefit) of $3 million and $6 million, respectively.

Note 2. Recent Accounting Standards

Recently adopted authoritative guidance

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. In November 2023, the Financial Accounting Standards Board (FASB) issued new guidance to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The ASU also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss and provide new segment disclosure requirement for entities with a single reportable segment. This is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. On March 30, 2024, the first day of fiscal 2025, we adopted this guidance and have provided the required disclosures in Note 17.

Although there are several other new accounting pronouncements issued or proposed by the FASB that we have adopted or will adopt, as applicable, we do not believe any of these accounting pronouncements has had, or will have, a material impact on our Consolidated Financial Statements or disclosures.

Note 3. Assets Held for Sale

During fiscal 2020, we reclassified certain land and buildings previously reported as property and equipment to assets held for sale when the properties were approved for immediate sale in their present condition and the sale was expected to be completed within one year. However, the commercial real estate market was adversely affected by the COVID-19 pandemic, which delayed the expected timing of such sales.

During the third quarter of fiscal 2024, we completed the sale of certain land and buildings in Tucson, Arizona, which were previously classified as held for sale, for cash consideration of $12 million, net of selling costs. We recognized a gain on sale of $5 million.

During fiscal 2023, we determined land and buildings in Dublin, Ireland, which were previously reported as property and equipment, qualified as held for sale.

During the first quarter of fiscal 2024, we completed the sale of certain land and buildings in Dublin, Ireland, for cash consideration of $13 million, net of selling costs, and recognized a gain on sale of $4 million. The remaining land and building in Dublin, Ireland, remains as held for sale. We have taken into consideration the current real estate values and demand and continue to execute plans to sell the remaining property. During the fiscal year 2025, we recognized immaterial impairments representing the difference between the fair value less cost to sell and the carrying value of the remaining land and building in Dublin, Ireland. As of March 28, 2025, this property remains classified as assets held for sale.

During the second quarter of fiscal 2025, we determined certain land and buildings in Tettnang, Germany, which were previously reported as property and equipment, qualified as held for sale classification. As a result, we reclassified the aggregate $12 million carrying value from property and equipment, net to assets held for sale in our Consolidated Balance Sheet. Upon reclassification, we recognized an immaterial impairment representing the difference between the fair value less cost to sell and the carrying value of the property.

On December 18, 2024, we entered into an agreement to sell certain land and buildings in Tettnang, Germany, for cash consideration of approximately $9 million and a 5-year leaseback agreement for a portion of the property. As of March 28, 2025, this property remains classified as assets held for sale. Subsequent to March 28, 2025, the transaction closed and proceeds were received on April 2, 2025.

During fiscal 2025, we recognized immaterial impairments on our held for sale properties, which was included in Other Income (expense), net in our Consolidated Statement of Operations, because the fair value less costs to sell is less than the carrying value of our properties.

Note 4. Business Combinations

Fiscal 2023 Avast acquisition

During the second quarter of fiscal 2023, we acquired all of the outstanding common stock of Avast. Avast has been included in our Consolidated Statements of Operations since the acquisition date. Prior to the acquisition, Avast was a global leader in consumer cybersecurity, offering a comprehensive range of digital security and privacy products and services that protected and enhanced users' online experiences. With this acquisition, we are positioned to provide a broad and complementary consumer product portfolio with greater geographic diversification and access to a larger user base. The total consideration for the acquisition of Avast was approximately $8,688 million, net of cash acquired.

Our final allocation of the aggregate purchase price for the acquisition as of September 12, 2022, was as follows:

(In millions)	September 12, 2022
Assets:	
Accounts receivable	$ 63
Other current assets	17
Property and equipment	33
Operating lease assets	18
Intangible assets	2,383
Goodwill	7,335
Other long-term assets	11
Total assets acquired	9,860
Liabilities:	
Current liabilities	180
Contract liabilities	509
Operating lease liabilities	18
Long-term deferred tax liabilities	419
Other long-term obligations	46
Total liabilities assumed	1,172
Total purchase price	$ 8,688

Our estimates and assumptions were subject to refinement within the measurement period, which ended during the second quarter of fiscal 2024. Adjustments to the purchase price during the measurement period required adjustments to be made to goodwill.

Unaudited pro forma information

The following unaudited pro forma financial information represents the combined historical results for the year ended March 31, 2023, as if the acquisition had been completed on April 3, 2021, the first day of fiscal 2022. The results presented below include adjustments to conform Avast financial information, prepared in accordance with International Financial Reporting Standards (IFRS), to U.S. GAAP as well as the impacts of material, nonrecurring pro forma adjustments, including amortization of acquired intangible assets, interest on debt issued to finance the acquisition, and acquisition-related transaction costs, and the income tax effect of the other pro forma adjustments. The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. The following table summarizes the unaudited pro forma financial information:

(In millions)	Year Ended March 31, 2023
Net revenues	$ 3,783
Net income (loss)	$ 1,118

The unaudited pro forma financial information is provided for informational purposes only and is not indicative of future operations or results that would have been achieved had the acquisition been completed as of the beginning of fiscal 2022.

Fiscal 2025 Acquisition

On January 28, 2025, we acquired all of the outstanding shares of a technology-enabled personal finance education and recommendation platform for an aggregate purchase price of $84 million, net of $1 million cash acquired. The net purchase price was primarily allocated to goodwill and intangible assets of $52 million and $32 million, respectively.

Note 5. Revenues

Contract liabilities

During fiscal 2025 and 2024, we recognized $1,777 million and $1,736 million of revenue, respectively, from the contract liabilities balance at the beginning of the respective fiscal years.

Remaining performance obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of March 28, 2025, we had $1,266 million of remaining performance obligations, excluding customer deposit liabilities of $657 million, of which we expect to recognize approximately 94% as revenue over the next 12 months.

See Note 1 for a description of our revenue recognition policy and Note 17 for tabular disclosures of disaggregated revenue by solution and geographic region.

Note 6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

(In millions)	
Balance as of March 31, 2023	$ 10,217
Purchase accounting adjustments	(14)
Translation adjustments	7
Balance as of March 29, 2024	10,210
Acquisition	52
Translation adjustments	(25)
Balance as of March 28, 2025	$ 10,237

Intangible assets, net

The following table summarizes the components of our intangible assets, net:

	March 28, 2025			March 29, 2024		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 1,159	$ (442)	$ 717	$ 1,642	$ (773)	$ 869
Developed technology	1,332	(595)	737	1,343	(388)	955
Other	98	(24)	74	90	(15)	75
Total finite-lived intangible assets	2,589	(1,061)	1,528	3,075	(1,176)	1,899
Indefinite-lived trade names	739	—	739	739	—	739
Total intangible assets	$ 3,328	$ (1,061)	$ 2,267	$ 3,814	$ (1,176)	$ 2,638

Amortization expense for purchased intangible assets is summarized below:

	Year Ended			Consolidated Statements of Operations Classification
(In millions)	March 28, 2025	March 29, 2024	March 31, 2023	
Customer relationships and other	$ 174	$ 233	$ 172	Operating expenses
Developed technology and other	227	229	136	Cost of revenues
Total	$ 401	$ 462	$ 308	

As of March 28, 2025, future amortization expense related to intangible assets that have finite lives is as follows by fiscal year:

(In millions)	March 28, 2025
2026	$ 400
2027	389
2028	386
2029	255
2030	78
Thereafter	20
Total	$ 1,528

Note 7. Supplementary Information

Cash and cash equivalents:

(In millions)	March 28, 2025	March 29, 2024
Cash	$ 462	$ 408
Cash equivalents	544	438
Total cash and cash equivalents	$ 1,006	$ 846

Accounts receivable, net:

(In millions)	March 28, 2025	March 29, 2024
Accounts receivable	$ 173	$ 165
Allowance for doubtful accounts	(2)	(2)
Accounts receivable, net	$ 171	$ 163

Other current assets:

(In millions)	March 28, 2025	March 29, 2024
Prepaid expenses	$ 136	$ 142
Income tax receivable and prepaid income taxes	76	174
Other tax receivable	15	1
Other	18	17
Total other current assets	$ 245	$ 334

Property and equipment, net:

(In millions)	March 28, 2025	March 29, 2024
Land	$ 12	$ 13
Computer hardware and software	360	491
Office furniture and equipment	16	16
Buildings	15	28
Building and leasehold improvements	37	35
Construction in progress	2	1
Total property and equipment, gross	442	584
Accumulated depreciation and amortization	(382)	(512)
Total property and equipment, net	$ 60	$ 72

Depreciation and amortization expense of property and equipment was $18 million, $23 million and $21 million in fiscal 2025, 2024 and 2023, respectively.

Other long-term assets:

(In millions)	March 28, 2025	March 29, 2024
Non-marketable equity investments	$ 109	$ 136
Long-term income tax receivable and prepaid income taxes	66	11
Deferred income tax assets	1,218	1,236
Operating lease assets	49	45
Long-term prepaid royalty	5	21
Other	40	66
Total other long-term assets	$ 1,487	$ 1,515

Short-term contract liabilities:

(In millions)	March 28, 2025	March 29, 2024
Deferred revenue	$ 1,189	$ 1,200
Customer deposit liabilities	657	608
Total short-term contract liabilities	$ 1,846	$ 1,808

Other current liabilities:

(In millions)	March 28, 2025	March 29, 2024
Income taxes payable	$ 215	$ 198
Other taxes payable	105	72
Accrued legal fees	12	103
Accrued royalties	41	52
Accrued interest	86	78
Current operating lease liabilities	14	13
Other accrued liabilities	42	83
Total other current liabilities	$ 515	$ 599

Other long-term liabilities:

(In millions)	March 28, 2025	March 29, 2024
Long-term accrued legal fees	$ 601	$ 586
Long-term operating lease liabilities	42	38
Other	45	47
Total other long-term liabilities	$ 688	$ 671

Long-term income taxes payable:

(In millions)	March 28, 2025	March 29, 2024
Unrecognized tax benefits (including interest and penalties)	$ 1,419	$ 1,346
Deemed repatriation tax payable	—	139
Other long-term income taxes	1	5
Total long-term income taxes payable	$ 1,420	$ 1,490

Other income (expense), net:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Interest income	$ 28	$ 25	$ 15
Foreign exchange gain (loss) [1]	2	3	(8)
Gain (loss) on early extinguishment of debt	—	—	(9)
Gain (loss) on equity investments	(30)	(40)	(7)
Gain (loss) on sale of properties	—	9	—
Other	(3)	9	(13)
Total other income (expense), net	$ (3)	$ 6	$ (22)

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(1) We recognize foreign currency remeasurement adjustments on unrecognized tax benefits and deferred taxes as a component of Income tax expense (benefit) in our Consolidated Statements of Operations. Foreign currency remeasurement adjustments recognized in Income tax expense (benefit) were $11 million, ($27) million, and ($18) million for fiscal 2025, 2024 and 2023, respectively.

Supplemental cash flow information:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Income taxes paid (received), net	$ 425	$ (476)	$ 456
Interest expense paid	$ 557	$ 607	$ 390
Cash paid for amounts included in the measurement of operating lease liabilities	$ 17	$ 24	$ 26
Non-cash operating activities:			
Operating lease assets obtained in exchange for operating lease liabilities	$ 6	$ —	$ 23
Reduction (increase) of operating lease assets as a result of lease terminations and modifications	$ (14)	$ (20)	$ 31
Non-cash investing and financing activities:			
Purchases of property and equipment in current liabilities	$ 2	$ —	$ 1
Non-cash consideration for the acquisition of Avast	$ —	$ —	$ 2,141

Note 8. Financial Instruments and Fair Value Measurements

The following table summarizes our financial instruments measured at fair value on a recurring basis:

(In millions)	March 28, 2025			March 29, 2024		
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets:						
Money market funds	$ 544	$ 544	$ —	$ 438	$ 438	$ —
Interest rate swaps	3	—	3	16	—	16
Total	$ 547	$ 544	$ 3	$ 454	$ 438	$ 16

Financial instruments not recorded at fair value on a recurring basis include our non-marketable equity investments and long-term debt.

Non-marketable equity investments

As of March 28, 2025 and March 29, 2024, the carrying value of our non-marketable equity investments was $109 million and $136 million, respectively. We recognized impairments of $30 million and $40 million on our non-marketable equity investments during fiscal years 2025 and 2024, respectively.

Current and long-term debt

As of March 28, 2025 and March 29, 2024, the total fair value of our current and long-term fixed rate debt was $2,475 million and $2,624 million, respectively. The fair value of our variable rate debt approximated their carrying value. The fair values of all our debt obligations were based on Level 2 inputs.

Note 9. Leases

We lease certain facilities, equipment, and data center co-locations under operating leases that expire on various dates through fiscal 2033. Our leases generally have terms that range from 1 year to 9 years for our facilities, 1 year to 4 years for equipment and 1 year to 7 years for data center co-locations. Some of our leases contain renewal options, escalation clauses, rent concessions and leasehold improvement incentives.

The following summarizes our lease costs for fiscal 2025, 2024 and 2023:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Operating lease costs	$ 14	$ 12	$ 16
Short-term lease costs	3	3	2
Variable lease costs	4	6	8
Total lease costs	$ 21	$ 21	$ 26

Other information related to our operating leases for fiscal 2025, 2024 and 2023 was as follows:

	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Weighted-average remaining lease term	4.7 years	4.6 years	2.8 years
Weighted-average discount rate	5.71 %	5.35 %	4.38 %

See Note 7 for cash flow information related to our operating leases.

As of March 28, 2025, the maturities of our lease liabilities by fiscal year are as follows:

(In millions)	
2026	$ 16
2027	16
2028	10
2029	8
2030	7
Thereafter	7
Total lease payments	64
Less: Imputed interest	(8)
Present value of lease liabilities	$ 56

Note 10. Debt

The following table summarizes components of our debt:

(In millions, except percentages)	March 28, 2025	March 29, 2024	Effective Interest Rate
5.0% Senior Notes due April 15, 2025	$ —	$ 1,100	5.00 %
Term A Facility due September 12, 2027	3,519	3,666	SOFR + % [2]
6.75% Senior Notes due September 30, 2027	900	900	6.75 %
Term B Facility due September 12, 2029	2,386	2,444	SOFR + % [3]
1.29% Avira Mortgage due December 30, 2029 [1]	—	3	1.29 %
7.125% Senior Notes due September 30, 2030	600	600	7.13 %
0.95% Avira Mortgage due December 30, 2030 [1]	—	3	0.95 %
6.25% Senior Notes due April 1, 2033	950	—	6.25 %
Total principal amount	8,355	8,716	
Less: unamortized discount and issuance costs	(96)	(112)	
Total debt	8,259	8,604	
Less: current portion	(291)	(175)	
Total long-term debt	$ 7,968	$ 8,429	

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(1) The Avira Mortgages are denominated in a foreign currency so the balances of these mortgages may fluctuate based on changes in foreign currency exchange rates. Additionally, in connection with the agreement to sell certain land and buildings in Tettnang, Germany, as discussed in Note 3, the Avira Mortgages were repaid during the fourth quarter of fiscal 2025.

(2) Term A Facility due 2027 bears interest at a rate equal to Term SOFR plus a credit spread adjustment (CSA) plus a margin based either on the current debt rating of our non-credit-enhanced, senior unsecured long-term debt or consolidated adjusted leverage as defined in the underlying loan agreement.

(3) Term B Facility due 2029 bears interest at a rate equal to Term SOFR plus 1.75%.

The interest rates for the outstanding term loans are as follows:

	March 28, 2025	March 29, 2024
Term A Facility due September 12, 2027	5.92 %	7.18 %
Term B Facility due September 12, 2029	6.07 %	7.43 %

As of March 28, 2025, the future contractual maturities of debt by fiscal year are as follows:

(In millions)	
2026	$ 291
2027	232
2028	4,016
2029	37
2030	2,229
Thereafter	1,550
Total future maturities of debt	$ 8,355

Senior credit facilities

On September 12, 2022, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), (ii) a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the close of the acquisition of Avast. The Credit Agreement provides that we have the right at any time, subject to customary conditions, to request incremental revolving commitments and incremental term loans up to an unlimited amount, subject to certain customary conditions precedent and other provisions. The lenders under these facilities will not be under any obligation to provide any such incremental loans or commitments. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for our acquisition of Avast and to fully repay the outstanding principal and accrued interest of the existing credit facilities at the time. The Credit Agreement replaced the existing credit facilities upon the close of the transaction. The Revolving Facility and Term A Facility will mature in September 2027, and the Term Facility B will mature in September 2029; the senior credit facilities remain senior secured.

On June 5, 2024, we entered into the First Amendment with certain financial institutions under the Credit Agreement, as amended (Amended Credit Agreement). The First Amendment repriced our Term B Facility interest rate from the applicable benchmark rate plus CSA plus 2.0% to the applicable benchmark rate plus 1.75%. Other than as described above, the Revolving Facility and the term loan facilities under the First Amendment continue to have the same terms as provided under the Credit Agreement.

Subsequent to March 28, 2025, on April 16, 2025, we entered into the Second Amendment with certain financial institutions under the Amended Credit Agreement to fund a portion of the cash consideration paid in connection with our acquisition of MoneyLion, in which they agreed to provide us with a $750 million Incremental Term B loan (Incremental Term B Facility or collectively with the Term B Facility, the Term Loan B Facilities), which matures on April 16, 2032. The Incremental Term B Facility bears interest at the applicable benchmark rate plus 1.75%.

The principal amounts of Term Facility A must be repaid in quarterly installments on the last business day of each calendar quarter equal to 1.25% of the aggregate principal amount as of the date of the Amended Credit Agreement. The principal amounts of Term Loan B facilities must be repaid in quarterly installments on the last business day of each calendar quarter equal to 0.25% of the aggregate principal amount as of the date of the Amended Credit Agreement. Quarterly installment payments commenced on March 31, 2023 for the Term A Facility and Term B Facility and will commence on December 31, 2025 for the Incremental Term B Facility. We may voluntarily repay outstanding principal balances under the Revolving Facility and Term loan facilities without penalty or premium. As of March 28, 2025, there were no borrowings outstanding under our Revolving Facility; however, from time to time we utilize letters of credits as part of our ordinary course of business. Letters of credit reduce our Revolving Facility commitment amounts. As of March 28, 2025, we had $6 million in letters of credit.

Interest on our Term A facility borrowings under the Amended Credit Agreement, can be based on a base rate or the SOFR at our election. Based on our debt ratings and our consolidated leverage ratios as determined in accordance with the Amended Credit Agreement, loans borrowed bear interest, in the case of base rate loans, at a per annum rate equal to the applicable base rate plus CSA plus a margin ranging from 0.125% to 0.75%, and in the case of the SOFR loans, SOFR, as adjusted for statutory reserves, plus a margin ranging from 1.125% to 1.75%.

Debt covenant compliance

The Amended Credit Agreement contains customary representations and warranties, affirmative and negative covenants. Each of the Revolving Facility and Term A Facility are subject to a covenant that we maintain a consolidated leverage ratio less than or equal to (i) 6.0 to 1.0 from the second quarter of fiscal 2023 through the last day of the second quarter of fiscal 2024, (ii) 5.75 to 1.0 following the last day of the second quarter of fiscal 2024 through the last day of the second quarter of fiscal 2025 and (iii) 5.25 to 1.0 for each fiscal quarter thereafter; provided that such maximum consolidated leverage ratio will increase to 5.75 to 1.0 for the four fiscal quarters ending immediately should we acquire property, business or assets in an aggregate amount greater than $250 million.

In addition, the Amended Credit Agreement contains customary events of default under which our payment obligations may be accelerated, including, among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of certain covenants, payment and acceleration cross defaults with certain other indebtedness, certain undischarged judgments, bankruptcy, insolvency or inability to pay debts, change of control, the occurrence of certain events related to the Employee Retirement Income Security Act of 1974 (ERISA), and the Company experiencing a change of control. As of March 28, 2025 we were in compliance with all financial debt covenants.

Senior notes

On February 9, 2017, we issued $1,100 million aggregate principal amount of our 5.0% Senior Notes due April 15, 2025 (the 5.0% Senior Notes). The 5.0% Senior Notes bear interest at a rate of 5.00% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2017. On or after April 15, 2020, we may redeem some or all of the 5.0% Senior Notes at the applicable redemption prices set forth in the supplemental indenture, plus accrued and unpaid interest.

On September 19, 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million. They are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on these series of notes is payable semi-annually in arrears on March 31 and September 30 for both the 6.75% Senior Notes and 7.125% Senior Notes, commencing on March 31, 2023. The First Call Dates of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 are September 30, 2024 and September 30, 2025, respectively. On and after the applicable First Call Dates, we may redeem the notes of a series at our option, in whole or in part, at any time and from time to time, at a set redemption price.

On February 28, 2025, we issued $950 million aggregate principal amount of our 6.250% Senior Notes due April 1, 2033 (the 6.25% Senior Notes). The 6.250% Senior Notes bear interest at a rate of 6.250% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. On or after April 1, 2028, we may redeem some or all of the 6.250% Senior Notes at the applicable redemption prices set forth in the supplemental indenture, plus accrued and unpaid interest.

On February 28, 2025, using the net proceeds from the 6.25% Senior Notes, together with cash on hand, we fully repaid the principal and accrued interest under the 5.0% Senior Notes, which had an aggregate principal amount outstanding of $1,100 million. In addition, we paid $20 million of accrued and unpaid interest through the redemption date. The repayment was accounted for as an extinguishment of debt, resulting in an immaterial loss on extinguishment.

Convertible Senior Notes

On August 15, 2022, we settled the $525 million principal and conversion rights of our New 2.0% Convertible Notes in cash. The aggregate settlement amount of $630 million was based on $20.41 per underlying share into which the New 2.0% Convertible Notes were convertible. In addition, we paid $5 million of accrued and unpaid interest through the date of settlement. The repayments resulted in an adjustment to stockholders' equity of $100 million. As of March 28, 2025, we have extinguished all remaining convertible debt instruments.

The following table sets forth total interest expense recognized related to our convertible notes:

(In millions)	Year Ended March 31, 2023	
Contractual interest expense	$	4
Payments in lieu of conversion price adjustments [1]	$	1

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(1) Payments in lieu of conversion price adjustments consist of amounts paid to holders of the Convertible Senior Notes when our quarterly dividend to our common stockholders exceeds the amounts defined in the Convertible Senior Notes agreements.

During fiscal 2025 and 2024, we did not recognize any interest expense related to our Convertible Senior Notes as they were settled during the second quarter of fiscal year 2023.

Note 11. Derivatives

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flow associated with changes in foreign currency exchange rates and interest rates. These hedging contracts reduce, but do not entirely eliminate the impact of adverse foreign exchange rate and interest rate movements. We do not use our derivative instruments for speculative trading purposes. By using derivative financial instruments to hedge exposures to changes in foreign exchange and interest rates, we are exposed to credit risk; however, we mitigate this risk by entering into hedging instruments with highly rated institutions that can be expected to fully perform under the terms of the applicable contracts.

Foreign currency exchange forward contracts

We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity's functional currency. As a result, we are exposed to foreign exchange gains or losses, which impacts our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposure. These forward contracts are not designated as hedging instruments. We do not hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.

Interest rate swap

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under our Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%.

These arrangements are designated as cash flow hedges for accounting purposes and as such, we will recognize the changes in the fair value of these interest rate swaps in Accumulated other comprehensive income (loss) (AOCI), and the periodic settlements or accrued settlements of the swap will be recognized within or against interest expense in our Consolidated Statements of Operations. Cash flows related to these hedges are classified under operating activities in our Consolidated Statements of Cash Flows.

Summary of derivative instruments

The following table summarizes our outstanding derivative instruments as of March 28, 2025 and March 29, 2024:

(In millions)	Notional Amount		Fair Value of Derivative Assets		Fair Value of Derivative Liabilities	
	March 28, 2025	March 29, 2024	March 28, 2025	March 29, 2024	March 28, 2025	March 29, 2024
Foreign exchange contracts not designated as hedging instrument [(1)]	$ 230	$ 345	$ —	$ —	$ —	$ —
Interest rate swap contracts designed as cash flow hedge	1,000	1,000	3	16	—	—
Total	$ 1,230	$ 1,345	$ 3	$ 16	$ —	$ —

_____

(1)   The fair values of the foreign exchange contracts are less than $1 million as of March 28, 2025 and March 29, 2024.

The following table summarizes the effect of our cash flow hedges on AOCI during the periods indicated:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Interest rate swap contracts designated as cash flow hedges	$ —	$ (32)	$ —

The effect of our interest rate on AOCI was immaterial during fiscal 2025 and 2023.

The related gain (loss) recognized in our Consolidated Statements of Operations was as follows:

(In millions)	Year Ended			Consolidated Statements of Operations Classification
	March 28, 2025	March 29, 2024	March 31, 2023	
Foreign exchange contracts not designated as hedging instrument	$ (2)	$ (7)	$ (7)	Other income (expense), net
Interest rate swap contracts designated as cash flow hedges	13	16	—	Interest expense
Total	$ 11	$ 9	$ (7)	

As of March 28, 2025, we estimate that $3 million of net deferred gains related to our interest rate hedges will be recognized in earnings over the next 12 months.

Note 12. Restructuring and Other Costs

Our restructuring and other costs consist primarily of severance and termination benefits, contract cancellation charges, asset write-offs and impairments and other exit and disposal costs. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. Contract cancellation charges primarily include penalties for early termination of contracts and write-offs of related prepaid assets. Other exit and disposal costs include costs to exit and consolidate facilities in connection with restructuring events. Separation costs primarily consist of consulting costs incurred in connection with our divestitures.

September 2022 Plan

In connection with our acquisition of Avast, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of acquisition on September 12, 2022. Actions under this plan include the reduction of our workforce, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards to certain terminated employees. We expect that we will incur total costs up to $150 million following the completion of the acquisition. These actions are expected to be completed by the end of calendar year 2025. As of March 28, 2025, we have incurred costs of $132 million related to the September 2022 Plan.

Restructuring summary

Rollforwards of our activities and liability balances related to our September 2022 Plan are presented in the tables below:

(in millions)	Liability Balance as of March 31, 2023	Net Charges	Cash Payments	Non-Cash Items	Liability Balance as of March 29, 2024
Severance and termination benefit costs	$ 7	$ 42	$ (29)	$ —	$ 20
Contract cancellation charges	—	5	(5)	—	—
Stock-based compensation charges	—	1	—	(1)	—
Asset write-offs	—	1	—	(1)	—
Other exit and disposal costs	—	7	(7)	—	—
Total	$ 7	$ 56	$ (41)	$ (2)	$ 20

(In millions)	Liability Balance as of March 29, 2024	Net Charges	Cash Payments	Non-Cash Items	Liability Balance as of March 28, 2025
Severance and termination benefit costs	$ 20	$ 2	$ (20)	$ —	$ 2
Other exit and disposal costs	—	5	(5)	—	—
Total	$ 20	$ 7	$ (25)	$ —	$ 2

The restructuring liabilities are included in Other current liabilities in our Consolidated Balance Sheets.

Restructuring and other costs summary

Our restructuring and other costs are presented in the table below:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Severance and termination benefit costs	$ 2	$ 42	$ 40
Contract cancellation charges	—	5	2
Stock-based compensation charges	—	1	11
Asset write-offs and impairments	—	1	4
Other exit and disposal costs	5	8	12
Total restructuring and other	$ 7	$ 57	$ 69

Occasionally, we incur costs related to past restructuring plans. These charges were immaterial during fiscal 2025.

Note 13. Income Taxes

The components of our income (loss) before income taxes are as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Domestic	$ 514	$ 70	$ 337
International	515	377	446
Income (loss) before income taxes	$ 1,029	$ 447	$ 783

The components of income tax expense (benefit) are as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Current:			
Federal	$ 246	$ 201	$ (479)
State	21	43	(28)
International	149	579	99
Total	416	823	(408)
Deferred:			
Federal	(33)	(729)	(114)
State	13	(134)	(11)
International	(10)	(120)	(18)
Total	(30)	(983)	(143)
Income tax expense (benefit)	$ 386	$ (160)	$ (551)

The U.S. federal statutory income tax rates we have applied for fiscal 2025, 2024 and 2023 are as follows:

	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %

The difference between our effective income tax and the federal statutory income tax is as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Federal statutory tax expense (benefit)	$ 216	$ 93	$ 165
State taxes, net of federal benefit	41	—	—
Foreign earnings taxed at other than the federal rate	(30)	(22)	(12)
Nondeductible expenses	31	48	20
Federal research and development credit	(4)	(6)	(5)
Valuation allowance increase (decrease)	10	(4)	(33)
Change in unrecognized tax benefits	(37)	338	163
Tax interest and penalties	84	129	13
Stock-based compensation	12	17	9
US tax on foreign earnings	55	20	12
Return to provision adjustment	4	—	1
Foreign exchange loss (gain)	10	(28)	(17)
Capital loss	—	(44)	(910)
Legal entity restructuring	—	(719)	42
Other, net	(6)	18	1
Income tax expense (benefit)	$ 386	$ (160)	$ (551)

The principal components of deferred tax assets and liabilities are as follows:

(In millions)	March 28, 2025	March 29, 2024
Deferred tax assets:		
Tax credit carryforwards	$ 17	$ 27
Net operating loss carryforwards of acquired companies	51	60
Interest	71	63
Other accruals and reserves not currently tax deductible	358	332
Goodwill	463	517
Capitalized research and experimental expenditures	112	82
Loss on investments not currently tax deductible	74	60
Other	61	77
Gross deferred tax assets	1,207	1,218
Valuation allowance	(107)	(93)
Deferred tax assets, net of valuation allowance	1,100	1,125
Deferred tax liabilities:		
Intangible assets	(91)	(127)
Unremitted earnings of foreign subsidiaries	(4)	(14)
Other	(9)	(9)
Deferred tax liabilities	(104)	(150)
Net deferred tax assets (liabilities)	$ 996	$ 975

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carryforwards.

The valuation allowance provided against our deferred tax assets as of March 28, 2025 of $107 million is provided primarily against state and foreign capital loss carryforwards and certain tax credits.

As of March 28, 2025, we have U.S. federal net operating losses attributable to various acquired companies of approximately $176 million, of which $30 million begins to expire in fiscal 2026 and $146 million has an indefinite life. The net operating loss carryforwards are subject to an annual limitation under U.S. federal tax regulations but are expected to be fully realized. Furthermore, we have U.S. state net operating loss carryforwards attributable to various acquired companies of approximately $108 million. If not used, our U.S. state net operating losses will expire between fiscal 2033 and 2038. In addition, we have foreign net operating loss carryforwards of approximately $37 million.

In assessing the realizability of our gross deferred tax assets, we consider both the positive and negative evidence of future taxable income to support utilization. We considered the following: historical cumulative book income, as measured by the current and prior two years; historical taxable income; and future reversals of taxable temporary differences. The valuation allowance for deferred tax assets as of March 28, 2025 was $107 million. The valuation allowance was primarily related to tax attribute carryforwards that, in the judgement of management, are not more likely than not to be realized.

In the second quarter of fiscal 2024, as part of the Avast integration plan, which geographically realigned and simplified our business, we undertook a legal entity and operational restructuring. As part of that process, we distributed certain assets within the legal entity operating structure and as a result, we recorded a net tax benefit of $285 million in fiscal 2024. Differences between the final outcome and recorded amounts will impact the provision for income taxes in the period in which such a determination is made and could have a material impact on our Consolidated Balance Sheets and Statements of Operations in future years.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Balance at beginning of year	$ 1,163	$ 710	$ 527
Settlements with tax authorities	—	(8)	(2)
Lapse of statute of limitations	(27)	(14)	(96)
Increase related to prior period tax positions	14	47	9
Decrease related to prior period tax positions	(13)	(9)	(15)
Increase related to current year tax positions	9	467	259
Increase due to acquisition	—	—	28
Increase (decrease) related to foreign currency exchange rates	7	(30)	—
Balance at end of year	$ 1,153	$ 1,163	$ 710

There was a change of $10 million in gross unrecognized tax benefits during the year ended March 28, 2025, as disclosed above. This gross liability does not include offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions and state income taxes.

Of the total unrecognized tax benefits at March 28, 2025, $974 million, if recognized, would affect our effective tax rate.

We recognize interest and/or penalties related to unrecognized tax benefits in income tax expense. At March 28, 2025, before any tax benefits, we had $309 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was an expense of approximately $83 million for fiscal 2025. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. and in many U.S. state and foreign jurisdictions. Our most significant tax jurisdictions are U.S. federal, Ireland, and the Czech Republic. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our fiscal years 2018 through 2024 remain subject to examination by the IRS for U.S. federal tax purposes. Our 2021 through 2024 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Our 2017 through 2024 fiscal years remain subject to examination by the Czech tax authorities.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of these matters involves multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could significantly change (whether by payment, release, or a combination of both) in the next 12 months; however, an estimate of this range cannot be made. Depending on the nature of the settlement or expiration of statutes of limitations, it could affect our income tax provision and therefore benefit the resulting effective tax rate.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. or are exempted from further taxation. As of March 28, 2025, the tax liability recorded on the undistributed earnings is approximately $4 million.

Note 14. Stockholders' Equity

Dividends

On May 6, 2025, we announced that our Board of Directors declared a cash dividend of $0.125 per share of common stock to be paid in June 2025. All shares of common stock issued and outstanding and all RSUs and PRUs as of the record date will be entitled to the dividend and dividend equivalent rights (DERs), respectively, which will be paid out if and when the underlying shares are released. However, the 4 million unvested RSUs assumed in connection with the acquisition of Avast will not be entitled to DERs. See Note 15 for further information about these equity awards. Any future dividends and DERs will be subject to the approval of our Board of Directors.

Stock repurchase program

In May 2024, our Board of Directors authorized a new stock repurchase program through which we may repurchase shares of our common stock in an aggregate amount of up to $3 billion with no fixed expiration. This new stock repurchase program will supersede any amounts under the prior stock repurchase programs. Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market and through accelerated stock repurchase transactions. As of March 28, 2025, we had $2,728 million remaining under the authorization to be completed in future periods.

The following table summarizes activity related to our stock repurchase program during the years ended March 28, 2025 and March 29, 2024:

	Year Ended	
(In millions, except per share amounts)	March 28, 2025	March 29, 2024
Number of shares repurchased	11	21
Average price per share	$ 24.65	$ 20.87
Aggregate purchase price	$ 272	$ 441

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss), net of taxes, consisted of foreign currency translation adjustments:

(In millions)	Foreign Currency Translation Adjustments	Net Unrealized Gain (Loss) On Interest Rate Derivative	Total
Balance as of March 31, 2023	$ (15)	$ —	$ (15)
Other comprehensive income (loss), net of taxes	10	16	26
Balance as of March 29, 2024	(5)	16	11
Other comprehensive income (loss), net of taxes	(31)	(13)	(44)
Balance as of March 28, 2025	$ (36)	$ 3	$ (33)

Note 15. Stock-Based Compensation and Other Benefit Plans

Stock incentive plans

The purpose of our stock incentive plans is to attract, retain and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards. We maintain the 2013 Equity Incentive Plan (the 2013 Plan), under which awards may be granted to employees, officers, directors, consultants, independent contractors, and advisors. As amended, our stockholders have approved and reserved 112 million shares of common stock for issuance under the 2013 Plan. Stock options granted under the 2013 Plan expire no more than 10 years from the date of grant.

In connection with our acquisition of Avast, we assumed the outstanding equity awards under two of Avast's equity incentive plans (the Avast Holding B.V. 2014 Share Option Plan and the Rules of the Avast plc Long Term Incentive Plan (collectively, the Avast Plans)), which consisted of 4 million unvested RSUs. The assumed RSUs generally retain the terms and conditions under which they were originally granted. We intend to grant all additional shares that remain available for issuance under the Avast Plans. Upon vesting, these assumed RSUs and any additional shares granted will settle into shares of our common stock. See Note 4 for further information about this business combination.

As of March 28, 2025, 27 million shares remained available for future grant, calculated using the maximum potential shares that could be earned and issued at vesting.

RSUs

(In millions, except per share and year data)	Number of Share	Weighted-Average Grant Date Fair Value
Outstanding as of March 29, 2024	8	$ 19.39
Granted	6	$ 24.06
Vested	(4)	$ 20.08
Forfeited	(1)	$ 19.96
Outstanding as of March 28, 2025	9	$ 21.80

RSUs generally vest over a three-year period. The weighted-average grant date fair value per share of RSUs granted during fiscal 2025, 2024 and 2023 was $24.06, $17.42, and $22.38, respectively. The total fair value of RSUs released in fiscal 2025, 2024 and 2023 was $79 million, $85 million, and $74 million, respectively, which represents the market value of our common stock on the date the RSUs were released.

PRUs

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of March 29, 2024	5	$ 26.02
Granted	2	$ 31.59
Vested	(1)	$ 29.94
Forfeited	(1)	$ 22.70
Outstanding and unvested as of March 28, 2025	5	$ 28.42

The total fair value of PRUs released in fiscal 2025, 2024 and 2023 was $24 million, $20 million, and $5 million, respectively, which represents the market value of our common stock on the date the PRUs were released.

We have granted PRUs to certain of our executives. Typically, these PRUs have a three-year vest period. PRUs granted in fiscal 2025, 2024 and 2023 contain a combination of our company's performance and market conditions. The performance conditions are based on the achievement of specified one- or three-year non-GAAP financial metrics. The market conditions are based on the achievement of our relative total shareholder return over a three- or five-year period. Typically, 0% to 200% of target shares are eligible to be earned based on the achievement of the performance and market conditions.

Valuation of PRUs

The fair value of each PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The valuation and the underlying weighted-average assumptions for PRUs are summarized below:

	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Expected term	2.9 years	2.9 years	3.3 years
Expected volatility	32.2 %	31.5 %	34.8 %
Risk-free interest rate	4.5 %	3.5 %	3.4 %
Expected dividend yield	— %	— %	1.3 %
Weighted-average grant date fair value of PRUs	$ 31.59	$ 22.83	$ 27.07

ESPP

Under our 2008 Employee Stock Purchase Plan, employees may annually contribute up to 10% of their gross compensation, subject to certain limitations, to purchase shares of our common stock at a discounted price. Eligible employees are offered shares through a 12-month offering period, which consists of two consecutive 6-month purchase periods, at 85% of the lower of either the fair market value on the purchase date or the fair market value at the beginning of the offering period.

As of March 28, 2025, 40 million shares have been issued under this plan and 30 million shares remained available for future issuance.

The following table summarizes activity related to the purchase rights issued under the ESPP:

	Year Ended		
(In millions)	March 28, 2025	March 29, 2024	March 31, 2023
Shares issued under the ESPP	1	1	1
Proceeds from issuance of shares	$ 11	$ 12	$ 12

The fair value of each stock purchase right under our ESPP is estimated using the Black-Scholes option pricing model. The weighted-average grant date fair value related to rights to acquire shares of common stock under our ESPP in fiscal 2025, 2024 and 2023 was $6.77 per share, $5.45 per share, and $6.04 per share, respectively.

Dividend equivalent rights (DERs)

Our RSUs and PRUs, except for the 4 million unvested RSUs assumed under the Avast Plans, contain DERs that entitles the recipient of an award to receive cash dividend payments when the associated award is released. The amount of DER equals to the cumulated dividends on the issued number of common stock that would have been payable since the date the associated award was granted. As of March 28, 2025 and March 29, 2024, current dividends payable related to DER was $5 million and $4 million, respectively, recorded as part of Other current liabilities in the Consolidated Balance Sheets, and long-term dividends payable related to DER was $5 million and $4 million, respectively, recorded as part of Other long-term liabilities.

Stock-based award modifications

There were no material stock-based award modifications in fiscal 2025. There were no stock-based award modifications in fiscal 2024 and 2023.

Stock-based compensation expense

Total stock-based compensation expense and the related income tax benefit recognized for all of our equity incentive plans in our Consolidated Statements of Operations were as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Cost of revenues	$ 4	$ 4	$ 3
Sales and marketing	39	36	34
Research and development	37	39	31
General and administrative	54	58	55
Restructuring and other costs	—	1	11
Total stock-based compensation expense	$ 134	$ 138	$ 134
Income tax benefit for stock-based compensation expense	$ (17)	$ (16)	$ (20)

As of March 28, 2025, the total unrecognized stock-based compensation expense related to our unvested stock-based awards was $191 million, which will be recognized over an estimated weighted-average amortization period of 1.7 years.

Other employee benefit plans

401(k) plan

We maintain a salary deferral 401(k) plan for all of our U.S. employees. This plan allows employees to contribute their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match the first 3.5% of a participant's eligible compensation up to $6,000 in a calendar year. Our employer matching contributions to the 401(k) plan were as follows:

(In millions)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
401(k) matching contributions	$ 4	$ 4	$ 4

Note 16. Net Income (Loss) Per Share

Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share also includes the incremental effect of dilutive potentially issuable common shares outstanding. Dilutive potentially issuable common shares include the dilutive effect of the shares underlying convertible debt and employee equity awards. Our remaining convertible debt was extinguished on August 15, 2022.

The components of basic and diluted net income (loss) per share are as follows:

(In millions, except per share amounts)	Year Ended		
	March 28, 2025	March 29, 2024	March 31, 2023
Net income (loss)	$ 643	$ 607	$ 1,334
Net income per share - basic	$ 1.04	$ 0.95	$ 2.17
Net income per share - diluted	$ 1.03	$ 0.95	$ 2.14
Weighted-average shares outstanding - basic	617	637	614
Dilutive potentially issuable shares:			
Convertible debt	—	—	6
Employee equity awards	7	5	4
Weighted-average shares outstanding - diluted	624	642	624
Anti-dilutive shares excluded from diluted net income (loss) per share calculation:			
Employee equity awards	—	1	—

Note 17. Segment and Geographic Information

We operate as one reportable segment. Our Chief Operating Decision Maker is our Chief Executive Officer, who manages and reviews the business on a consolidated basis and uses consolidated net income (loss), as reported on our Consolidated Statements of Operations, as the primary measure of segment profit or loss to evaluate company performance and to allocate and prioritize resources during the planning and forecasting process. The measure of segment assets is reported on the Consolidated Balance Sheets as Total Assets.

The following table is a reconciliation of our measure of segment profit or loss, significant segment expenses and other segment items:

| | Year Ended | | |
(In millions)	March 28, 2025	March 29, 2024	March 31, 2023
Net revenues	$ 3,935	$ 3,800	$ 3,317
Less significant expenses and other segment items:			
Revenue share	109	106	95
E-Commerce fees	134	137	119
Product and cloud expense	156	146	131
Personnel expense	460	451	436
Marketing and affiliates expense	555	509	459
Support and outside service expense	98	110	123
Infrastructure and facilities expense [1]	125	132	140
Stock-based compensation	134	138	134
Amortization of intangible assets	401	462	308
Other segment items [2]	153	499	166
Interest expense	578	669	401
Other expense (income), net [3]	3	(6)	22
Income tax expense (benefit)	386	(160)	(551)
Net income (loss)	$ 643	$ 607	$ 1,334

_____

(1)   Infrastructure and facilities expense includes depreciation expense, which are disclosed in Note 7.

(2)   Other segment items included in segment net income (loss) includes restructuring and other costs, acquisition and integration costs, litigation settlement charges, and legal contract dispute costs.

(3)   Other expense (income), net, includes interest income, which is disclosed in Note 7.

Major solutions

The following table summarizes net revenues from our major solutions:

| | Year Ended | | |
(In millions)	March 28, 2025	March 29, 2024	March 31, 2023
Consumer security revenues	$ 2,462	$ 2,409	$ 2,013
Identity and information protection revenues	1,423	1,328	1,239
Total cyber safety revenues	3,885	3,737	3,252
Legacy revenues	50	63	65
Total net revenues	$ 3,935	$ 3,800	$ 3,317

From time to time, changes in our product hierarchy cause changes to the product categories above. When changes occur, we recast historical amounts to match the current product hierarchy. The changes have been reflected for all periods presented above. Consumer security includes revenues from our Norton 360 Security offerings, Norton, Avast, AVG, and Avira Security and VPN offerings, and other consumer security and device performance solutions through our direct, partner and small business channels. Identity and information protection includes revenues from our Norton 360 with LifeLock offerings, LifeLock identity theft protection and other identity information protection, financial wellness and privacy solutions. Legacy includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

Geographic information

Net revenues by geography are based on the billing addresses of our customers. The following table represents net revenues by geographic area for the periods presented:

| (In millions) | Year Ended | | |
	March 28, 2025	March 29, 2024	March 31, 2023
Americas	$ 2,587	$ 2,484	$ 2,234
EMEA	953	917	718
APJ	395	399	365
Total net revenues [1]	$ 3,935	$ 3,800	$ 3,317

Note: The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

(1) From time to time, changes in allocation methodologies cause changes to the revenue by geographic area above. When changes occur, we recast historical amounts to match the current methodology, such as for fiscal 2024 and 2023 where we aligned allocation methodologies across similar product categories.

Revenues from customers inside the U.S. were $2,358 million, $2,265 million, and $2,059 million during fiscal 2025, 2024 and 2023, respectively. No other individual country accounted for more than 10% of revenues.

The table below represents cash and cash equivalents held in the U.S. and internationally in various foreign subsidiaries:

(In millions)	March 28, 2025	March 29, 2024
U.S.	$ 647	$ 467
International	359	379
Total cash and cash equivalents	$ 1,006	$ 846

The table below represents our property and equipment, net of accumulated depreciation and amortization, by geographic area, based on the physical location of the asset, at the end of each period presented:

(In millions)	March 28, 2025	March 29, 2024
U.S.	$ 50	$ 47
Germany	—	12
Other countries [1]	10	13
Total property and equipment, net	$ 60	$ 72

(1) No individual country represented more than 10% of the respective totals.

Significant customers and e-commerce partners

In fiscal 2025, 2024 and 2023, no individual end-user customer accounted for 10% or more of our net revenues. See Note 1 for e-commerce partners that accounted for over 10% of our total accounts receivable.

Note 18. Commitments and Contingencies

Purchase obligations

We have purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms.

The following reflects estimated future payments for purchase obligations by fiscal year. The amount of purchase obligations reflects estimated future payments as of March 28, 2025.

(In millions)	March 28, 2025
2026	$ 316
2027	55
2028	33
2029	25
2030	4
Thereafter	1
Total purchase obligations	$ 434

Deemed repatriation taxes

Under the Tax Cuts and Jobs Act (H.R.1), we are required to pay a one-time transition tax on untaxed earnings of our foreign subsidiaries through July 2025. The following reflects estimated future payments for deemed repatriation taxes by fiscal year:

(In millions)	March 28, 2025
2026	$ 139
Total obligations	$ 139

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees, and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. We monitor the conditions that are subject to indemnification to identify if a loss has occurred. Historically, we have not incurred material costs as a result of obligations under these agreements, and we have not accrued any material liabilities related to such indemnification obligations in our Consolidated Financial Statements.

Litigation contingencies

From time to time, we are involved in legal proceedings, including, but not limited to, regulatory proceedings, claims, mediations, arbitrations and litigation, arising out of the ordinary court of business. We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgements or outcomes from potential claims or proceedings for accrual or disclosure in our Consolidated Financial Statements. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates and disclosures. We classify our accruals for litigation contingencies in our Consolidated Balance Sheets as part of Other current liabilities or Other long-term liabilities based on when we expect to pay the claim, if at all. If the period of expected payment is within one year, we classify the amount as short-term; otherwise, it is classified as long-term. The exact timing of payment is subject to uncertainty and could change significantly from our estimated payment period.

Trustees of the University of Columbia in the City of New York v. NortonLifeLock

As previously disclosed, on May 2, 2022, a jury returned its verdict in a patent infringement case filed in 2013 by the Trustees of Columbia University in the City of New York (Columbia) in the U.S. District Court for the Eastern District of Virginia. Columbia originally brought suit alleging infringement of six patents owned by the university. We won a favorable claim construction order on all six patents, and the claim construction was upheld by the Federal Circuit in 2016 on all but U.S. Patent Nos. 8,601,322 and 8,074,115. We also sought inter partes review by the Patent Trial and Appeal Board of the claims of the '322 and '115 Patents and all but two claims of the '322 Patent and three claims of the '115 Patent were invalidated. The remaining claims of the '322 and '115 Patents were the only claims that remained in suit at trial.

The jury found that our Norton Security products and Symantec Endpoint Protection products (the latter of which were sold by us to Broadcom as part of an Asset Purchase Agreement dated November 4, 2019) willfully infringe the '322 and '115 Patents through the use of SONAR/BASH behavioral protection technology. The jury awarded damages in the amount of $185 million. Columbia did not seek injunctive relief against us. We believe that we have ceased the use of the technology found by the jury to infringe. The jury also found that we did not fraudulently conceal its prosecution of U.S. Patent No. 8,549,643 but did find that two Columbia professors were coinventors of this patent. No damages were awarded related to this patent.

On September 30, 2023, the court entered its judgment, which awarded Columbia (i) enhanced damages of 2.6 times the jury award; (ii) prejudgment interest, post-judgment interest, and supplemental damages to be calculated in accordance with the parties' previous agreement; and (iii) attorneys' fees subject to the parties meeting and conferring as to amount. We have complied with the court's order and submitted a stipulation regarding the final calculations of all outstanding interest, royalties and attorneys' fees. We have posted the required surety bond and have appealed the judgement to the Federal Circuit Court of Appeals, which remains pending.

At this time, our current estimate of probable losses from this matter is approximately $598 million, which we have accrued and recorded as part of Other long-term liabilities in the Consolidated Balance Sheets. There is a reasonable possibility that a loss may be incurred in excess of our accrual for this matter; however, such incremental loss cannot be reasonably estimated.

Securities Class Action and Derivative Litigation

Securities class action lawsuits, which have since been consolidated, were filed in May 2018 against us and certain of our former officers, in the U.S. District Court for the Northern District of California. The lead plaintiff's consolidated amended complaint alleged that, during a purported class period of May 11, 2017 to August 2, 2018, defendants made false and misleading statements in violation of Sections 10(b) and 20(a), and that certain individuals violated Section 20A, of the Securities Exchange Act of 1934, as amended (the Exchange Act).

On May 24, 2021, the parties reached a proposed settlement and release of all claims in the class action, for $70 million, and on June 8, 2021, the parties executed a Stipulation and Agreement of Settlement, exclusive of any claims that may be brought by shareholders who opted out of the class action. Of the $70 million, $67 million was covered under the applicable insurance policy with the remainder paid by us into escrow in September 2021. The Court approved the settlement on February 12, 2022, releasing the settlement payment from escrow.

On November 22, 2021, investment funds managed by Orbis Investment Management Ltd. which previously opted out of the securities class action, filed suit under the Exchange Act, the Arizona Securities Act, the Arizona Consumer Fraud Act and certain common law causes of action to recover alleged damages for losses incurred by the funds for their purchases or acquisitions of our common stock during the class period. On February 7, 2023, our Motion to Dismiss was granted in part and denied in part. The parties have now settled the matter and the action was dismissed with prejudice on April 26, 2023. The impact of settlement was not material.

Purported shareholder derivative lawsuits were filed against us and certain of our former officers and current and former directors in the Delaware Court of Chancery (*In re Symantec Corp. S'holder. Deriv. Litig.*), Northern District of California (*Lee v. Clark et al.,*), and the District of Delaware (*Milliken vs. Clark et al.*). These assert generally the same facts and circumstances as alleged in the securities class action and allege claims for breach of fiduciary duty and related claims. On January 4, 2023, after reaching an agreement on the terms of the proposed settlement, which provides for, among other things, a payment of $12 million to the Company by the insurers of the Company's directors and officers, the parties to the Chancery action filed a Stipulation and Agreement of Settlement, Compromise and Release in that Court, which was approved by the Court on May 4, 2023, over the objection of the *Lee* and *Milliken* plaintiffs, and releases all claims in the Chancery, *Lee*, and *Milliken* actions, as well as any other claims based on the same operative facts. The parties in the *Milliken* action stipulated to a dismissal with prejudice, which was entered by that Court on May 12, 2023. The parties in the *Lee* action stipulated to a dismissal with prejudice, which was entered by that Court on June 12, 2023. All three shareholder derivative lawsuits are now resolved.

A fourth lawsuit filed in the Delaware Superior Court, *Kukard v. Symantec*, brought claims derivatively on behalf of our 2008 Employee Stock Purchase Plan. The parties reached a settlement, which received final approval from the Court on December 4, 2024, at which time judgment was entered. The judgment was not appealed and is now final and the impact of the settlement was not material. All related matters are now resolved.

GSA

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice's (DOJ) Civil Division and the Civil Division of the U.S. Attorney's Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (GSA) Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices.

As reported on the GSA's publicly-available database, our total sales under the GSA Schedule contract were approximately $222 million from the period beginning January 2007 and ending September 2012. We fully cooperated with the government throughout its investigation, and in January 2014, representatives of the government indicated that their initial analysis of our actual damages exposure from direct government sales under the GSA Schedule contract was approximately $145 million; since the initial meeting, the government's analysis of our potential damages exposure relating to direct sales increased. The government also indicated they would pursue claims for certain sales to California, Florida, and New York as well as sales to the federal government through reseller GSA Schedule contracts, which could significantly increase our potential damages exposure.

In 2012, a sealed civil lawsuit was filed against us related to compliance with the GSA Schedule contract and contracts with California, Florida, and New York. On July 18, 2014, the Court-imposed seal expired, and the government intervened in the lawsuit. On September 16, 2014, the states of California and Florida intervened in the lawsuit, and the state of New York notified the Court that it would not intervene. On October 3, 2014, the DOJ filed an amended complaint, which did not state a specific damages amount. On October 17, 2014, California and Florida combined their claims with those of the DOJ and the relator on behalf of New York in an Omnibus Complaint, and a First Amended Omnibus Complaint was filed on October 8, 2015; the state claims also do not state specific damages amounts.

On March 23, 2021, plaintiffs withdrew their demand for a jury trial and we consented to proceed with a bench trial, which concluded on March 24, 2022. We settled with the State of Florida before trial and the State of New York during trial, both for immaterial amounts which have been paid. On January 19, 2023, the Court issued its Findings of Facts and Conclusions of Law in which it found in favor of the United States in part and awarded damages and penalties in the amount of $1.3 million, which the Company then paid. The Court also found in favor of the State of California in part and awarded penalties in the amount of $0.4 million, which the Company also paid. The resulting Judgment was filed by the Court on January 20, 2023. On February 16, 2023, plaintiffs filed Motions to Amend Judgment to revive the damages claimed at trial. On January 16, 2024, the Court granted in part and denied in part the United States' Motion to Amend and awarded $53 million in damages and penalties. The State of California's Motion to Amend was denied. A subsequent motion to amend and correct the January 2024 judgment brought by the Company was denied.

The January 2024 judgment was paid by the Company in November 2024. Additionally, the Company reached an agreement in principle to pay Relator's counsel $12 million for its attorneys' fees, which the Company paid in the fourth quarter of fiscal 2025. The Company was dismissed from the case on February 26, 2025, and this matter is now fully resolved.

Jumpshot Matters

At the end of 2019, Avast came under media scrutiny for provision of Avast customer data to its data analytics subsidiary Jumpshot Inc. Jumpshot was a subsidiary of Avast with its own management team and technical experts. Avast announced the decision to terminate its provision of data to, and wind down, Jumpshot on January 30, 2020. As Avast has previously disclosed, it has been in communication with certain regulators and authorities prior to completion of the acquisition of Avast, and we will continue cooperating fully in respect of all regulatory enquiries.

On December 23, 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand (CID) to Avast seeking documents and information related to its privacy practices, including Jumpshot's past use of consumer information that was provided to it by Avast. Avast responded cooperatively to the CID and related follow-up requests from the FTC. On October 29, 2021, staff at the FTC sent Avast a draft complaint and proposed settlement order. We engaged in ongoing negotiations with the FTC staff and have reached a negotiated agreement on the terms of a Consent Decree resolving this investigation, the terms of which are now final. This includes a provision for a non-material amount of monetary relief, which has been paid.

On February 27, 2020, the Czech Office for Personal Data Protection (the Czech DPA) initiated offense proceedings concerning Avast`s practices with respect to Jumpshot, the Czech DPA issued a decision in March 2022 finding that Avast had violated the GDPR and issued a fine of CZK 351 million, which is approximately $15 million. Avast appealed the decision, which was affirmed by the Czech DPA on April 10, 2024. Avast has now paid the fine levied by the DPA. On June 15, 2024, Avast brought a judicial action in the administrative law court challenging the decision of the Czech DPA. That matter is still pending.

On March 27, 2024, Stichting CUIC – Privacy Foundation for Collective Redress, a Dutch foundation (the Foundation), filed its writ of summons to initiate a collective action. The Foundation has asserted it represents the interests of Avast customers in the Netherlands whose data was provided to Jumpshot and that by doing so Avast violated the requirements of the GDPR and other provisions in Dutch and European Union privacy and consumer law entitling those customers to damages and other compensation, all of which we dispute. No specific amount of damages has been alleged to date. At this stage, the matter remains pending, and we are unable to assess whether any material loss or adverse effect is probable or estimate the range of any potential loss.

On April 18, 2024, we received a letter before action from counsel in the United Kingdom asserting it may bring a representative action on behalf of a class of Avast users in the United Kingdom and Wales for breach of contract and misuse of private information and seeking unspecified damages and a permanent injunction. No lawsuit has been commenced. At this stage, we are unable to assess whether any material loss or adverse effect is probable or estimate the range of any potential loss.

On December 12, 2022, a putative class action, *Lau v. Gen Digital Inc. and Jumpshot Inc.*(later restyled as *Karwowski v. Gen Digital Inc. et al.*), was filed in the Northern District of California alleging violations of the Electronic Communications Privacy Act, California Invasion of Privacy Act, statutory larceny, unfair competition and various common law claims related to the provision of customer data to Jumpshot. The claims related to Jumpshot, and Jumpshot, Inc. as a defendant, were dismissed on July 9, 2024, as a result of a Motion to Dismiss brought by the Company. The remaining claims were then voluntarily dismissed, with prejudice, by the Plaintiffs. Judgment was entered by the Court on October 23, 2024, as to those claims and on November 22, 2024, Plaintiffs filed a Notice of Appeal regarding the earlier dismissed Jumpshot-related claims and the appeal remains pending. At this stage, we are unable to assess whether any material loss or adverse effect is probable as a result of this action or estimate the range of any potential loss. We dispute these claims and intend to defend ourselves against them vigorously.

The outcome of the regulatory proceedings, government enforcement actions and litigation is difficult to predict, and the cost to defend, settle or otherwise resolve these matters may be significant. Plaintiffs or regulatory agencies or authorities in these matters may seek recovery of large or indeterminate amounts or seek to impose sanctions, including significant monetary penalties, as well as equitable relief. The monetary and other impact of these litigations, proceedings or actions may remain unknown for substantial periods of time. Further, an unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows. The amount of time that will be required to resolve these matters is unpredictable, and these matters may divert management's attention from the day-to-day operations of our business. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations and cash flows.

MALKA Seller Members Litigation

On July 21, 2023, Jeffrey Frommer, Lyusen Krubich, Daniel Fried and Pat Capra, the former equity owners of MALKA (collectively, the "Seller Members"), brought a civil action in the SDNY against MoneyLion Technologies Inc. alleging, among other things, breaches of the Membership Interest Purchase Agreement (the "MIPA") governing the acquisition of MALKA (the "MALKA Acquisition"). Among other claims, the Seller Members allege that they are entitled to payment of $25 million of Class A Common Stock pursuant to the earnout provisions set forth in the MIPA, based on the Seller Members' assertion that MALKA achieved certain financial targets for the year ended December 31, 2022 (such payment, the "2022 Earnout Payment"). The Company believes that the Seller Members are not entitled to any portion of the 2022 Earnout Payment under the terms of the MIPA and filed counterclaims against the Seller Members, alleging, among other things, fraud, negligent misrepresentation, conversion, breach of fiduciary duties and breach of contract and seeking compensatory damages and other remedies as a result of wrongdoing by the Seller Members. The Company continues to vigorously pursue its remaining counterclaims and defend against the Seller Members' claims, which the Company believes are meritless. The bench trial of all remaining claims concluded on May 5, 2025, and a decision is currently pending. At this stage, we are assessing the impact of this case on our allocation of the purchase price to the underlying assets acquired and liabilities assumed in the MoneyLion acquisition, and also for future periods if any material loss or adverse effect is probable or estimable.

CFPB Litigation

On September 29, 2022, the Consumer Financial Protection Bureau (the "CFPB") initiated a civil action in the United States District Court for the Southern District of New York ("SDNY") against MoneyLion Technologies Inc., ML Plus LLC and the Company's 38 state lending subsidiaries, alleging violations of the Military Lending Act and the Consumer Financial Protection Act. The CFPB is seeking injunctive relief, redress for allegedly affected consumers and civil monetary penalties. On January 10, 2023, the Company moved to dismiss the lawsuit, asserting various constitutional and merits-based arguments. On March 24, 2025, the Court granted in part and denied in part the Company's motion to dismiss, substantially narrowing the case. On April 22, 2025, the CFPB filed a second amended complaint. The Company continues to maintain that the CFPB's claims are meritless and is vigorously defending against the lawsuit. At this stage, we are assessing the impact of this case on our allocation of the purchase price to the underlying assets acquired and liabilities assumed in the MoneyLion acquisition, and also for future periods if any material loss or adverse effect is probable or estimable.

NYAG Litigation

On April 14, 2025, the Office of the Attorney General of the State of New York filed a civil action in the Supreme Court of the State of New York, County of New York, against MoneyLion Inc. The complaint alleges, among other things, that MoneyLion's earned wage access product violates New York's civil and criminal usury laws and asserts claims of fraud, deceptive, and false advertising practices under state law, as well as abusive and deceptive practices under the federal Consumer Financial Protection Act. On April 28, 2025, the Attorney General filed an amended complaint, adding MoneyLion Technologies Inc. and ML Plus LLC as defendants. We believe the Attorney General's claims are without merit and intend to vigorously defend against the lawsuit. At this stage, we are assessing the impact of this case on our allocation of the purchase price to the underlying assets acquired and liabilities assumed in the MoneyLion acquisition, and also for future periods if any material loss or adverse effect is probable or estimable.

Other

We are involved in a number of other judicial, arbitrable and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

During fiscal 2025, 2024 and 2023, we incurred $132 million, $418 million and $29 million, respectively, related to the estimated accrual and final resolutions of our litigation contingencies in our Consolidated Statements of Operations.

Note 19. Subsequent Events

Acquisition of MoneyLion

On December 10, 2024, we entered into a definitive agreement to acquire MoneyLion Inc. (NYSE: ML). MoneyLion extends our identity solutions into offering comprehensive financial wellness through MoneyLion's full-featured personal finance platform that includes credit building and financial management services. We completed the acquisition of MoneyLion on April 17, 2025.

Under the terms of the definitive agreement, each share of Class A common stock, par value $0.0001 per share, of MoneyLion, that is issued and outstanding as of immediately prior to the effective time of the acquisition will be automatically cancelled, extinguished, and converted into the right to receive cash in an amount equal to $82.00, without interest thereon, representing a cash value of approximately $1 billion. In addition, for each share owned, MoneyLion shareholders will receive at closing one contingent value right (CVR) that entitles the holder to a contingent payment of $23.00 in the form of shares of our common stock (issuable based on an assumed share price of $30.48 per Gen share) if our average volume-weighted average share price reaches at least $37.50 per share over 30 consecutive trading days from December 10, 2024 until 24 months after close, representing an aggregate fair value of approximately $73 million.

Upon the closing of the acquisition, we cancelled all in-the money outstanding stock options, whether vested or unvested, and converted into the right to receive (i) an amount in cash, without interest thereon, equal to the product obtained by multiplying (a) the number of in-the-money outstanding stock option immediately prior to the close by (b) the excess, if any, MoneyLion's closing stock price over the exercise price per share of such in-the-money stock option and (ii) one CVR in respect of each in-the-money stock option immediately prior to the close. Any outstanding stock option with an exercise price greater than or equal to per share price of MoneyLion's closing stock price was forfeited and canceled for no consideration.

Additionally, all outstanding and unvested restricted stock units (RSUs) and performance share units (PSUs) were assumed and converted into 3,727,957 service-based RSUs of Gen's common stock. The conversion was calculated by multiplying the total number of unvested RSUs and PSUs by an equity conversion ratio of 3.48. All converted RSUs will vest in accordance with the vesting period set forth in the original award agreement assuming continued service by the recipients through such date. The fair value of these converted restricted stock awards has not yet been finalized.

In connection with our acquisition of MoneyLion, we entered into the Second Amendment to Amended and Restated Credit Agreement (the Second Amendment) with certain financial institutions to fund a portion of the cash consideration paid, in which they agreed to provide to us a $750 million Incremental Term B Facility, which matures on April 16, 2032. See Note 10 for further information about this debt instrument and the related debt covenants.

The close date of the acquisition occurred subsequent to our fiscal quarter end, therefore the allocation of the purchase price to the underlying assets acquired and liabilities assumed is subject to a formal valuation process, which has not yet been completed. We will reflect the initial purchase price allocation within our Form 10-Q for the first quarter of fiscal year 2026. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition close date.

Although the purchase price allocation for this acquisition is not yet available, we expect a substantial majority of the purchase price will be allocated to goodwill and intangible assets.

(2) Financial Statement Schedules

Schedule II

GEN DIGITAL INC.

VALUATION AND QUALIFYING ACCOUNTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in material amounts, and/or changes to such amounts are immaterial to require submission of the schedule, or because the information required is included in our Consolidated Financial Statements and notes thereto included in this Form 10-K.

(3) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.01(§)	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Registrant.	8-K	000-17781	2.01	8/8/2019	
2.02(§)	Agreement and Plan of Merger, dated as of December 10, 2024, among Gen Digital Inc., Maverick Group Holdings, Inc. and MoneyLion Inc.	8-K	000-17781	2.01	4/17/2025	
3.01	Amended and Restated Certificate of Incorporation of Registrant, and all amendments thereto.	10-Q	000-17781	3.01	11/9/2022	
3.02	Amended and Restated Bylaws of Registrant.	8-K	000-17781	3.01	10/16/2024	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.03	Certificate of Elimination of Series A Junior Preferred Stock.	10-K	000-17781	3.06	5/28/2020	
4.01	Description of Securities.					X
4.03	Investment Agreement, dated as of February 3, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	2/9/2016	
4.04	First Amendment to Investment Agreement, dated as of March 2, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	3/7/2016	
4.05	Investment Agreement, dated as of June 12, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P. (including the form of Indenture attached as Exhibit A thereto).	8-K	000-17781	2.02	6/14/2016	
4.06	Amendment to Investment Agreement, dated as of July 31, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P.	10-Q	000-17781	2.03	8/5/2016	
4.07	Base Indenture, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.01	2/9/2017	
4.08	First Supplemental Indenture related to the 5% Senior Notes due 2025, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee (including form of 5.00% Senior Note due 2025).	8-K	000-17781	4.02	2/9/2017	
4.09	Third Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and Silver Lake Partners IV Cayman (AIV II), L.P., SLP IV Seal Holdings, L.P. and SLP IV Seal II Holdings, L.P.	8-K	000-17781	10.01	11/12/2019	
4.10	Second Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and BC Bear cat SPV, LP, BCIP Venture Associates, BCIP Venture Associates-B, BCIP Associates IV (US), L.P., BCIP Associates IV-B (US), L.P., BCIP T Associates IV (US),	8-K	000-17781	10.02	11/12/2019	
4.11	Second Supplemental Indenture, dated as of September 19, 2022, by and among the Company, each of the Guarantors (as defined therein) listed on the signature pages thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.750% Senior Notes due 2027 and form of 7.125% Senior Notes due 2030).	8-K	000-17781	4.01	9/19/2022	
4.12	Third Supplemental Indenture, dated as of September 19, 2022, by and among the Company, the Guarantors and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.02	9/19/2022	
4.13	Fourth Supplemental Indenture, dated as of February 28, 2025, by and among Gen Digital Inc., as issuer, the guarantors party thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.250% Senior Notes due 2033).	8-K	000-17781	4.01	2/28/2025	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.01(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees (form for agreements entered into between January 17, 2006 and March 6, 2016).	8-K	000-17781	10.01	1/23/2006	
10.02(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees, as amended (form for agreements entered into after March 6, 2016).	8-K	000-17781	10.03	3/7/2016	
10.03(*)	Registrant's Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009.	10-K	000-17781	10.05	5/24/2010	
10.04(*)	Registrant's 2000 Director Equity Incentive Plan, as amended.	10-Q	000-17781	10.01	11/1/2011	
10.05(*)	Registrant's 2008 Employee Stock Purchase Plan, as amended.	10-Q	000-17781	10.06	2/7/2020	
10.06(*)	Registrant's 2013 Equity Incentive Plan, as amended and restated.	DEF 14A	000-17781	Exhibit B	7/26/2024	
10.07(*)	Form of Director Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.08(*)	Form of Employee Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.09(*)	Form of Performance Based Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.10(*)	Form of Restricted Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.11(*)	Form of Performance Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.12	Amended and Restated Credit Agreement, effective as of August 1, 2016, among Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	8/5/2016	
10.13	Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.05	8/5/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.14	Amendment Agreement, dated as of July 18, 2016, by and among Registrant, Symantec Operating Corporation, the Lenders and the New Term Lenders, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A.	10-Q	000-17781	4.02	8/5/2016	
10.15	Assignment and Assumption, dated October 3, 2016, to the Term Loan Agreement dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.01	2/3/2017	
10.16	First Amendment, dated December 12, 2016, to the Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.02	2/3/2017	
10.17	First Amendment, dated December 12, 2016, to the Credit Agreement, effective as of August 1, 2016, among the Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	2/3/2017	
10.18(*)	Registrant's Senior Executive Incentive Plan, as amended and restated.	8-K	000-17781	10.03	10/25/2013	
10.19(*)	Registrant's Executive Retention Plan, as amended and restated.	10-K	000-17781	10.18	5/21/2021	
10.20(*)	Registrant's Executive Severance Plan.	10-K	000-17781	10.19	5/21/2021	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.22(†)	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California.	S-1/A	333-83777	10.27	8/6/1999	
10.24	Second Amendment and Limited Waiver to Amended and Restated Credit Agreement dated as of June 22, 2018.	10-Q	000-17781	10.01	11/16/2018	
10.25	Second Amendment and Limited Waiver to Term Loan dated as of June 22, 2018.	10-Q	000-17781	10.02	11/16/2018	
10.27	Credit Agreement, effective as of November 4, 2019, among NortonLifeLock Inc., the issuing banks and lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents.	8-K	000-17781	10.01	11/4/2019	
10.28	APA Letter Agreement dated October 1, 2020 by and between the Company and Broadcom Inc.	8-K	000-17781	10.01	7/8/2020	
10.30	First Amendment, effective as of May 7, 2021, among NortonLifeLock Inc., JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent, Wells Fargo Bank, National Association, as Revolver Administrative Agent, and the lenders and other parties thereto.	10-K	000-17781	10.31	5/21/2021	
10.31	Amended and Restated Commitment Letter, dated September 1, 2021, by and between NortonLifeLock Inc. and the parties thereto	8-K	000-17781	10.02	9/3/2021	
10.32	Amended and Restated Interim Facilities Agreement, dated September 1, 2021, by and between NortonLifeLock Inc., the parties specified thereto, as acceding finance partners, BofA Securities, Inc. and Wells Fargo Securities, LLC, as arrangers, and Bank of America, N.A., as issuing bank, interim facility agent and interim security agent	8-K	000-17781	10.01	9/3/2021	
10.34++	Restatement Agreement, dated as of September 12, 2022, by and among the Company, the other Loan Parties thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as term loan administrative agent and collateral agent under the Existing Credit Agreement, Wells Fargo Bank, National Association, as revolver administrative agent under the Existing Credit Agreement, and Bank of America, N.A., in its capacity as Successor Administrative Agent.	8-K	000-17781	10.01	9/12/2022	
10.35(*)	Avast Limited (formerly Avast plc) 2018 Long Term Incentive Plan	S-8	000-17781	99.01	9/12/2022	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.38(*)	Agreement, effective as of June 13, 2024 by and between Gen Digital Inc. and Ondrej Vlcek.	10-Q	000-17781	10.05	8/7/2024	
10.40	Registrant's Non-Employee Director Compensation Policy	10-Q	000-17781	10.01	8/5/2022	
10.41	Second Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2025, by and among Gen Digital Inc., the guarantors party thereto, Bank of America, N.A., as administrative agent, each Second Amendment Incremental Term B Loan Lender.	8-K	000-17781	10.02	4/17/2025	
10.42	Contingent Value Rights Agreement, dated as of April 17, 2025, by and among Gen Digital Inc. and Computershare Inc. and Computershare Trust Company, N.A.	8-K	000-17781	10.01	4/17/2025	
10.43	MoneyLion Inc. Amended and Restated Omnibus Incentive Plan.	8-K	000-17781	99.01	4/17/2025	
10.44	Form of PSU Grant Agreement (Annual) of MoneyLion Inc.	8-K	000-17781	99.02	4/17/2025	
19.01	Insider Trading Policy.					X
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01(††)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.02(††)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.01	Clawback Policy.					X
101.00	The following financial information from Gen Digital Inc.'s Annual Report on Form 10-K for the fiscal year ended March 28, 2025 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity (Deficit), (vi) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.					X
104.00	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*   Indicates a management contract, compensatory plan or arrangement.

§   The exhibits and schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally copies of any such exhibits and schedules to the SEC upon request.

†   Filed by Veritas Software Corporation.

††   This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

+   Certain portions of this document that constitute confidential information have been redacted in accordance with Regulations S-K, Item 601(b)(10).

++   Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5)

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 15th day of May 2025.

GEN DIGITAL INC.

By: /s/ Vincent Pilette

Vincent Pilette
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Vincent Pilette Vincent Pilette	Chief Executive Officer, President and Director (Principal Executive Officer)	May 15, 2025
/s/ Natalie Derse Natalie Derse	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 15, 2025
/s/ Frank E. Dangeard Frank E. Dangeard	Chairman of the Board	May 15, 2025
/s/ Sue Barsamian Sue Barsamian	Director	May 15, 2025
/s/ Pavel Baudis Pavel Baudis	Director	May 15, 2025
/s/ Eric K. Brandt Eric K. Brandt	Director	May 15, 2025
/s/ Nora Denzel Nora Denzel	Director	May 15, 2025
/s/ Peter A. Feld Peter A. Feld	Director	May 15, 2025
/s/ Emily Heath Emily Heath	Director	May 15, 2025
/s/ Sherrese M. Smith Sherrese M. Smith	Director	May 15, 2025
/s/ Ondrej Vlcek Ondrej Vlcek	Director	May 15, 2025

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(This page has been left blank intentionally.)

2025 Corporate Information

BOARD OF DIRECTORS

Sue Barsamian
Lead Independent Director of the Board, Former Executive Vice President, Chief Sales and Marketing Officer of Hewlett Packard Enterprise Software

Eric K. Brandt
Former EVP and Chief Financial Officer, Broadcom

John C. Chrystal
Former Interim CEO and President, the Bancorp, Inc.

Nora M. Denzel
Former interim Chief Executive Officer, Outerwall Inc.

Emily Heath
Former SVP, Chief Trust & Security Officer, Docusign

Vincent Pilette
Chair of the Board, Chief Executive Officer and President, Gen Digital Inc.

Sherrese M. Smith
Global Managing Partner, Paul Hastings

Pavel Baudis
Co-founder, Avast

Ondrej Vlcek
Former President, Gen Digital Inc.

EXECUTIVE MANAGEMENT

Vincent Pilette
Chief Executive Officer and President

Natalie M. Derse
Chief Financial Officer

Bryan S. Ko
Chief Legal Officer and Corporate Secretary

ANNUAL MEETING

The Annual Meeting will be held on Tuesday, September 9, 2025 at 9:00 a.m. PT live via webcast at www.virtualshareholdermeeting.com/GEN2025

Stock Exchange Listing
Gen Digital Inc.'s common stock is traded on the NASDAQ exchange under the Symbol "GEN."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
PO. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Investor Relations
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
(650) 527-8000
IR@GenDigital.com
Investor.GenDigital.com

Annual Report on Form 10-K
A copy of our Form 10-K, including exhibits, for the period ended March 28, 2025, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at:
investor.gendigital.com/financials/annual-reports/

Independent Auditors
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

